UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 20-F/A
                                 AMENDMENT NO. 2

(Mark One)
[X] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[ ] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

       For the fiscal year ended _____________________

                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

         For the transition period from _________ to  _________

                         Commission file number: 0-51005

                           AMERA RESOURCES CORPORATION
             (Exact name of Registrant as specified in its charter)

                           AMERA RESOURCES CORPORATION
                 (Translation of Registrant's name into English)

                            BRITISH COLUMBIA, CANADA
                 (Jurisdiction of incorporation or organization)

   SUITE 709 - 837 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3N6
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act. NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                           COMMON STOCK, NO PAR VALUE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                 NOT APPLICABLE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of September 30, 2004.

          14,087,882 COMMON SHARES OUTSTANDING AS OF SEPTEMBER 30, 2004

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


Yes    X      No
    ------       ------


Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   X    Item 18
       ------         ------

GENERAL INFORMATION: UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO CANADIAN DOLLARS.

                                    GLOSSARY

The following is a glossary of geological and technical terms used in this registration statement:

     ALTERATION                   Any physical or chemical change in a rock or
                                  mineral subsequent to its formation. Milder and more localized than metamorphism.

     ARGILLIC ALTERATION:         Development of secondary clay minerals by
                                  weathering or hydrothermal activity.

     BRECCIA: A rock containing generally angular fragments of itself or some other rock.

     CATEO: In Argentina, a cateo is an exploration concession granted for a period of up to 1,100 days. In areas where field work seasons are limited, only the available field season will be considered in determining the 1,100 days. A cateo gives the holder the exclusive right to explore the area, subject to certain pre-existing rights of owners of mines within the area and abutting owners of cateos. Through the process of exploration, the owner of the cateo may make and file "manifestations" of discovery (see below) and petition the mining authority for the granting of mines (see below). A cateo may be up to 10,000 hectares in size. A single legal person may not hold more than 20 cateos or 200,000 hectares of cateos in any one province. When the cateo is officially granted, a one time payment of about US$0.35 ( Pesos $0.80 ) per hectare is required.

     CLASTIC: Rock components consisting of fragments derived by mechanical erosion of pre-existing rocks.

     COLOR ANOMALY:               An atypical or unusual color pattern visible
                                  on air photos or satellite images of rock outcrop areas, often caused by hydrothermal alteration.

     EPITHERMAL                   A mineral deposit consisting of veins and
                                  replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals, or, more rarely, base metals. Epithermal deposits form in hydrothermal systems related to volcanic activity and while active can discharge to the surface as hot springs or fumaroles.

     G/T:                         grams per tonne

     HIGH SULPHIDATION            Veins, vuggy breccias and sulphide
                                  replacements ranging from pods to massive lenses occur in volcanic sequences associated with high level hydrothermal systems marked by acid-leached, advanced argillic, siliceous alteration.

     HYDROTHERMAL ALTERATION:     Those chemical and mineral changes resulting
                                  from the interaction of hot water solutions with pre-existing solid mineral phases.

     INTRUSIVE ROCKS:             A body of rock, that while fluid, penetrated
                                  into or between other rocks, but solidified before reaching the surface.

     KM:                          Kilometre

     LOW SULPHIDATION             Precious metal deposits that form in high-
                                  level to near-surface environments. The ore commonly exhibits open-space filling textures and is associated with volcanic-related hydrothermal to geothermal systems and comprises quartz veins, stockworks and breccias carrying gold, silver, electrum, argentite and pyrite with lesser and variable amounts of sphalerite, chalcopyrite, galena

     M:                           Metre

     MAFIC: Dark colored, generally iron or magnesium rich, rock or mineral.

     MANIFESTATIONS:              In Argentina, manifestations or
                                  "manifestaciones" of discovery are official notices filed with the mining authority indicating that the person filing (who must be the owner of the cateo in an area covered by a cateo) has made a discovery. The filing and acceptance by the mining authority of such a notice, constitutes the first step in converting a discovery to a mine (see below).
                                  A manifestation of discovery may cover one or more claims in the case of either a vein or disseminated deposit. The size of the manifestations and the annual payments required of the owner is the same as those for a mine.

     MINE: In Argentina, a mine or "mina" is a real property interest. It is a right of exploration granted on a permanent basis after the completion of an official survey for as long as the right is diligently utilized and semi-annual payments of 40 Pesos (approximately US$17.50) per claim are made. A mine may consist of one or several claims or "pertenencias". In the case of vein deposits, each claim is a maximum of 200 by 300 metres or six hectares; for disseminated deposits, each claim is up to one square kilometre or 100 hectares.

     PATHFINDER ELEMENT           An element which typically occurs with the
                                  metals of interest in a particular type of mineral deposit. For example: arsenic, antimony, mercury, and silver are commonly associated with epithermal deposits

     PORPHYRY:                    An igneous rock containing mineral crystals
                                  that are visibly larger than other crystals of the same or different composition.

     POTASSIC ALTERATION          Development of secondary potassium-dominant
                                  minerals such as K-Feldspar or biotite by hydrothermal activity.

     PPM:                         parts per million

     PROPYLITIC ALTERATION        Hydrothermal alteration consisting of the
                                  mineral assemblage epidote-chlorite-albite-calcite usually found in the outer zones of epithermal gold and copper porphyry deposits.

     SATELLITE IMAGERY:           Maps or images produced from data collected by
                                  satellite displaying wavelength and intensity variations of visible and infrared radiation reflected from the Earth's surface.

     SCREE: A slope of loose rock debris at the base of a steep incline or cliff.

     SEDIMENTARY ROCKS:           Descriptive term for a rock formed of
                                  sediment, namely solid material both mineral and organic, deposited from suspension in a liquid.

     SILICA ALTERATION            Hydrothermal alteration consisting of the
                                  flooding or impregnating of pre-existing rock with silica (SiO2).

     SKARN: A style of alteration characterized by iron and magnesium bearing aluminosilicate materials such as garnet and diopside.

     STOCKWORK                    A mineral deposit or accumulation consisting
                                  of a three-dimensional network of planar to irregular veinlets spaced closely together

     STREAM SEDIMENT SAMPLE       A sample of fine sediment derived from the
                                  mechanical action of the stream.

     SULFIDE: A compound of sulfur combined with one or more metallic or semi-metallic elements.

     SUPERGENE                    A mineral deposit or enrichment formed near
                                  the surface by descending solutions.

     TACAZA VOLCANICS             Tertiary-aged (65 to 1.8 million years ago)
                                  volcanic rocks.

     TALUS Rock fragments lying at the base of a cliff or on a steep slope from which they were derived.

     VEINLET                      A small vein.

     VEINS: An occurrence of minerals, having been intruded into another rock, forming tabular shaped bodies.

     AG:                          Silver

     AS:                          Arsenic

     AU:                          Gold

     BA:                          Barium

     CO:                          Cobalt

     CU:                          Copper

     MO:                          Molybdenum

     PB:                          Lead

     SB:                          Antimony

     ZN:                          Zinc



     MINERALS:

     ARGENTITE                    A silver sulphide mineral - Ag2S

     AZURITE A deep blue to violet blue copper carbonate hydroxide mineral commonly found in the oxidation zones of porphyry copper deposits - Cu3(CO3)2(OH)2,

     BIOTITE:                     An iron and magnesium bearing mica mineral.

     CARBONATE:                   A mineral containing the radical CO3.

     CALCITE                      Calcium Carbonate (CaCO3)

     CHALCOPYRITE:                A sulfide mineral containing copper and iron -
                                  CuFeS2.

     CHLORITE Family of sheet silicates of iron, magnesium, and aluminum, characteristic of low-grade metamorphism or hydrothermal alteration. Green color, with cleavage like mica except that chlorite small scales are not elastic.

     ELECTRUM Native gold containing a large amount of alloyed silver.

     FELDSPAR:                    An aluminosilicate with variable amounts of
                                  potassium, sodium and calcium.

     GALENA                       Lead sulphide - PbS

     HORNBLENDE:                  A complex hydrated aluminosilicate of
                                  magnesium, iron and sodium.

     MAGNETITE:                   A magnetic iron oxide mineral.

     MALACHITE                    A bright green copper carbonate hydroxide
                                  mineral often found in the oxidized zone of porphyry copper deposits - Cu2(CO3)(OH)2,

     PYROXENE:                    An aluminosilicate of magnesium and iron.

     PYRRHOTITE:                  A magnetic sulfide of iron.

     SPHALERITE                   Zinc sulphide - ZnS

     ROCK TYPES:

     ANDESITE:                    A volcanic rock with the principal minerals
                                  being plagioclase.

     CONGLOMERATE:                A clastic sedimentary rock containing rounded
                                  fragments of gravel or pebble size.

     DACITE: A volcanic or shallow intrusive rock with the principal minerals being plagioclase, quartz and one or more mafic constituents.

     DIORITE: An intrusive rock composed essentially of sodic plagioclase, hornblende, biotite, or pyroxene.

     LIMESTONE:                   A sedimentary rock consisting chiefly of
                                  calcium carbonate.

     SANDSTONE:                   A clastic sedimentary rock composed largely of
                                  sand-sized grains, principally quartz.

     SHALE: A clastic sedimentary rock derived from very fine-grained sediment (mud).

     SILTSTONE:                   A clastic sedimentary rock similar to shale
                                  except comprised of slightly coarser material
                                  (silt).

     TUFF: A consolidated rock formed of compacted volcanic fragments and fine ash, generally smaller than 4mm in diameter. If particles are melted slightly together from their own heat, it is a "welded tuff."

FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this registration statement and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities Exchange Commission (the "SEC"). Forward looking statements are statements not based on historical information and which relate to future activities, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements.

                                     PART I

ITEM 1.  DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT


The following are the names, business addresses and positions of the directors and officers of Amera Resources Corporation (the "Company"), as of March 31, 2005.



    NAME AND BUSINESS ADDRESS                   POSITION(S)

    Joseph Grosso                               Chairman and Director
    Suite 709 - 837 West Hastings Street
    Vancouver, British Columbia V6C 3N6
    Canada

    Nikolaos Cacos                              Chief Executive Officer,
    Suite 709 - 837 West Hastings Street        President and Director
    Vancouver, British Columbia V6C 3N6
    Canada


    Jerry A. Minni                              Director
    Suite 1104 - 750 West Pender Street
    Vancouver, British Columbia V6C 2T8
    Canada


    David Terry                                 Vice President - Exploration
    Suite 709 - 837 West Hastings Street
    Vancouver, British Columbia V6C 3N6
    Canada

    Robert Coltura                              Director
    Suite 709 - 837 West Hastings Street
    Vancouver, British Columbia V6C 3N6
    Canada

    Lindsay Bottomer                            Director
    Suite 1410 - 650 West Georgia Street
    Vancouver, British Columbia V6B 4N5
    Canada


    Arthur Lang                                 Chief Financial Officer
    Suite 709 - 837 West Hastings Street
    Vancouver, British Columbia V6C 3N6
    Canada



    Mar Bergstrom                               Corporate Secretary
    Suite 709 - 837 West Hastings Street
    Vancouver, British Columbia  V6C 3N6
    Canada



AUDITORS

Since the Company's inception, its auditors have been Ellis Foster, Chartered Accountants, 1650 West 1st Avenue, Vancouver, British Columbia, V6J 1G1, Canada. Ellis Foster is licensed to practice public accounting in the Province of British Columbia by the Institute of Chartered Accountants of British Columbia and is registered with the Public Company Accounting Oversight Board and the Canadian Public Accounting Board.

LEGAL COUNSEL

The Company's Canadian legal counsel is Salley Bowes Harwardt, Barristers and Solicitors, Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6, Canada, and its United States legal counsel is Dill Dill Carr Stonbraker & Hutchings, P.C., 455 Sherman Street, Suite 300, Denver, Colorado.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
--------------------------------------------------------------------------------

Not applicable.


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended December 31, 2003, 2002 and 2001, was derived from the financial statements of the Company which have been audited by Ellis Foster, independent Chartered Accountants, as indicated in their report which is included elsewhere in this registration statement. The selected financial data set forth for the period from inception (April 11, 2000) to December 31, 2000 are derived from the Company's audited financial statements, not included herein.

The selected financial data at and for the nine month periods ended September 30, 2004 and 2003, have been derived from the unaudited financial statements of the Company, also included herein and, in the opinion of the Company, also included all adjustments (consisting of normally recurring adjustments) necessary to present fairly the information set forth therein.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects."

Reference is made to Note 10 of the Company's audited financial statements for the years ended December 31, 2003, 2002 and 2001 and Note 8 of the Company's financial statements for the nine months ended September 30, 2004 and 2003, which are included herein, for a discussion of the material differences between Canadian generally accepted accounting principles ("GAAP") and US GAAP, and their effect on the Company's financial statements.

To date, the Company has not generated any cashflow from its activities to fund ongoing activities and cash commitments. The Company has financed its operations principally through the sale of its equity securities. The Company currently has sufficient funds to maintain operations at its current level of activity. It will continue to rely on the sale of its equity securities to provide funds for its activities. However, there is no assurance that it will be able to do so.


                                   NINE MONTHS ENDED
                                     SEPTEMBER 30,
                                      (UNAUDITED)                           YEAR ENDED DECEMBER 31,
                              ----------------------------- --------------------------------------------------------
                                    2004           2003           2003          2002          2001        2000(1)<F1>
                              ---------------  ------------  -------------  -------------  ------------  -----------
Interest Income                      $6,762         $2,420         $3,492          $356             -             -
General and                        $691,837        $60,886       $409,248       $26,614          $116        $1,084
Administrative Expenses
Net (Loss)                        $(685,075)      $(58,466)     $(405,756)     $(26,258)        $(116)      $(1,084)
Total Assets                     $3,816,229       $430,337     $1,820,883      $207,469            $1            $1



                                      -7-


                                   NINE MONTHS ENDED
                                     SEPTEMBER 30,
                                      (UNAUDITED)                           YEAR ENDED DECEMBER 31,
                              ----------------------------- --------------------------------------------------------
                                    2004           2003           2003          2002          2001        2000(1)<F1>
                              ---------------  ------------  -------------  -------------  ------------  -----------
Net Assets                       $3,793,393       $354,226     $1,705,531      $184,042      $(1,159)      $(1,083)
Capital Stock                    $4,527,877        $80,000     $1,228,395       $80,000            $1            $1
Weighted Average                 12,506,781      3,016,242      4,848,716        20,974             1             1
Number of Shares
Dividends per Share                       -              -              -             -             -             -
Basic and Fully Diluted             $(0.05)        $(0.02)        $(0.08)       $(1.25)     $(116.00)      $(1,084)
(Loss) per Share

NOTE:
(1)<F1> The Company was incorporated on April 11, 2000, therefore, the financial year ended December 31, 2000, is for the period from April 11, 2000 to December 31, 2000.

ADJUSTMENT TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

ADJUSTED TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES


Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP (references are made to Note 10 of the Company's audited financial statements for the years ended December 31, 2003, 2002 and 2001 and Note 8 of the Company's financial statements for the nine months ended September 30, 2004 and 2003, which are included herein):


                              INCEPTION           NINE MONTHS ENDED
                             (APRIL 11,             SEPTEMBER 30,
                              2000) TO               (UNAUDITED)                    YEAR ENDED DECEMBER 31,
                            SEPTEMBER 30,   ------------------------------ ------------------------------------------
                                2004
                             (UNAUDITED)          2004           2003            2003           2002         2001
                           ---------------- --------------- -------------- --------------- ------------- ------------
STATEMENT OF LOSS

Earnings (Loss) for the
period under Canadian
GAAP                          $(1,118,289)      $(685,075)      $(58,466)      $(405,756)     $(26,258)       $(116)

Option interests and
exploration costs for
the period                     (1,642,659)       (958,400)       (25,121)       (684,259)             -            -
                           ------------------------------------------------------------------------------------------
Net (Loss) under US
GAAP                          $(2,760,948)    $(1,643,475)      $(83,587)    $(1,090,015)     $(26,258)       $(116)
                           ==========================================================================================
Earnings (Loss) per
share under US GAAP                                $(0.13)        $(0.03)         $(0.22)       $(1.25)    $(116.00)
                                            =========================================================================


                                                            NINE MONTHS
                                                               ENDED
                                                           SEPTEMBER 30,
                                                            (UNAUDITED)                 YEAR ENDED DECEMBER 31,
                                                 ---------------------------------   ------------------------------
                                                       2004              2003             2003            2002
                                                 ---------------   ---------------   -------------   --------------
BALANCE SHEETS

Shareholders' Equity

Balance per Canadian GAAP                            $3,793,393          $354,226      $1,705,531         $184,042

Option interests and deferred exploration
costs expensed                                       (1,642,659)          (25,121)       (684,259)               -
                                                 ------------------------------------------------------------------

Balance per US GAAP                                  $2,150,734         $(329,105)      $1,021,272         $184,042
                                                 ===================================================================

Total assets

Balance per Canadian GAAP                            $3,816,229          $430,337       $1,820,883                -

Option interests expensed under US GAAP                (876,292)                -         (570,042)               -

Exploration costs expensed under US GAAP               (766,367)          (25,121)        (177,217)               -
                                                 -------------------------------------------------------------------

Balance per US GAAP                                  $2,173,570          $405,216       $1,073,624                -
                                                 ===================================================================



                                                 INCEPTION          NINE MONTHS ENDED
                                                 (APRIL 11,           SEPTEMBER 30,           YEAR ENDED DECEMBER
                                                  2000) TO            (UNAUDITED)                     31,
                                                 SEPTEMBER     ---------------------------- -------------------------
                                                  30, 2004          2004           2003         2003         2002
                                               --------------- -------------- ------------- ------------- -----------
CONSOLIDATED STATEMENTS OF CASH FLOWS

Operating Activities

Cash (used) provided per Canadian
GAAP                                               $(762,218)     $(677,577)     $(14,365)     $(80,610)    $(4,031)

Option interests and deferred costs               (1,043,409)      (629,150)      (25,121)     (414,259)          -
                                               ----------------------------------------------------------------------

Cash used per US GAAP                            $(1,805,619)   $(1,306,727)     $(39,486)    $(494,869)    $(4,031)
                                               ======================================================================

Investing Activities

Cash used per Canadian GAAP                      $(1,043,409)     $(629,150)    $ (25,121)    $(414,259)        $ -

Option interests and deferred costs                1,043,409        629,150        25,121       414,259           -
                                               ----------------------------------------------------------------------
Cash provided (used) per US GAAP                         $ -            $ -           $ -           $ -         $ -
                                               ======================================================================

Financing activities

Cash provided per Canadian and US
GAAP                                              $3,928,627     $2,311,882      $147,228    $1,415,245    $201,499
                                               ======================================================================


EXCHANGE RATE HISTORY


The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended December 31, 2004, 2003, 2002, 2001, and 2000 and the period from January 1, 2004 through September 30, 2004.


          PERIOD                                                  AVERAGE


          January 1, 2004 - September 30, 2004                     0.7525
          January 1, 2004 - December 31, 2004                      0.7682
          January 1, 2003 - December 31, 2003                      0.7206
          January 1, 2002 - December 31, 2002                      0.6368
          January 1, 2001 - December 31, 2001                      0.6456
          January 1, 2000 - December 31, 2000                      0.6746



The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past six months:


          MONTH                            HIGH                     LOW


          October 2004                    0.8201                   0.7858
          November 2004                   0.8493                   0.8155
          December 2004                   0.8435                   0.8064
          January 2005                    0.8346                   0.8050
          February 2005                   0.8134                   0.7961
          March 2005                      0.8314                   0.8048



The noon rate of exchange on April 25, 2005, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.2372 (US$0.8083 = CDN$1.00).


Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the Company's current liabilities and capitalization as of September 30, 2004.

                                                                         $

    Current Liabilities                                                  22,836
                                                                    ------------
    Stockholder's Equity
    Common Shares, no par value, 100,000,000 common shares            4,527,877
       authorized, 13,549,382 shares issued and outstanding
    Contributed Surplus                                                 383,805
    Deficit                                                          (1,118,289)
                                                                    ------------

                                                                      3,793,393
                                                                    ------------
    Total Capitalization                                              3,816,229
                                                                    ============

RISK FACTORS

The Company's activities are speculative due to the high risk nature of its business which involves the exploration of its projects. The following risk factors apply to the Company:

IT IS UNLIKELY THAT ANY OF THE PROPERTY INTERESTS OWNED OR OPTIONED BY THE COMPANY WILL CONTAIN "RESERVES"; THEREFORE, IT IS LIKELY THAT THE FUNDS SPENT BY THE COMPANY ON ITS EXPLORATION ACTIVITIES WILL BE LOST.

All of the Company's property interests are in the exploration stage and do not contain any "reserves", as that term is defined in Industry Guide 7 adopted by the Securities and Exchange Commission (the "SEC"). The term "reserves" is defined in Industry Guide 7 as "[t]hat part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination." Industry Guide 7 is available from the SEC's website at HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/FORMS/INDUSTRY.HTM#SECGUIDE7.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines. The probability of an individual prospect ever having reserves that meet the requirements of Industry Guide 7 is extremely remote. The Company's property interests, in all probability, do not contain any reserves and any funds spent on exploration of the Company's property interests will probably be lost. If any of the Company's exploration programs are successful, the Company will require additional funds to advance the property beyond the exploration stage. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease all activities.

BECAUSE THE COMPANY HAS LIMITED FINANCIAL RESOURCES AND HAS NOT GENERATED ANY REVENUE FROM ITS ACTIVITIES, THE COMPANY MAY NOT BE ABLE TO CONTINUE ITS ACTIVITIES AND AN INVESTMENT IN THE COMPANY'S COMMON SHARES MAY BE WORTHLESS.

The Company has limited financial resources, has a history of losses and has no source of operating cash flow. The Company has not generated any revenues from its mineral claims and does not anticipate any in the foreseeable future. Historically, the only source of funds available to the Company has been through the sale of its common shares.


As of September 30, 2004, the Company held $2,123,000 in cash and cash equivalents and had working capital of $2,150,734. As of September 30, 2004, the Company had a deficit of $1,118,289. Subsequent to September 30, 2004, the Company conducted a private placement of units for net proceeds of $845,549. The Company believes it has sufficient working capital to conduct all planned exploration work of on it mineral property interests during the 12 months from April 1, 2005 through March 31, 2006. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources." During the nine months ended September 30, 2004 the Company expended $629,150 on its mineral property interest and $677,577 on operating activities. The Company plans to expend approximately $1,494,253 on its mineral properties during the nine months from October 1, 2004 to June 30, 2005. The Company does not believe it will need to raise additional capital within the next 12 months; however, the Company may need to raise additional capital during fiscal 2006. At this time, the Company is unable to estimate how much capital it will need to raise or the terms of any such financing. The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds on terms which are acceptable to the Company. In the event the Company is unable to raise adequate finances to fund its proposed activities, the Company may have to delay or indefinitely postpone further exploration of its property interests with the possible loss of its interests. Any further additional equity financing undertaken by the Company may cause dilution to its shareholders.


See "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects."

THE PRICE OF THE COMPANY'S COMMON SHARES IS SUBJECT TO MARKET FLUCTUATIONS AND VOLATILITY WHICH MAY NOT BE RELATED TO THE COMPANY'S ACTIVITIES AND SUCH FLUCTUATIONS MAY IMPACT THE COMPANY'S ABILITY TO COMPLETE EQUITY FINANCINGS.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior mineral exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a low of $0.35 to a high of $1.12 during the 12-month period ending January 31, 2005. Substantially all of the Company's financings have been conducted through the sale of its common stock. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.


THE COMPANY'S ACTIVITIES ARE SUBJECT TO GOVERNMENTAL REGULATIONS WHICH MAY SUBJECT THE COMPANY TO PENALTIES FOR FAILURE TO COMPLY, MAY LIMIT THE COMPANY'S ABILITY TO CONDUCT EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.


Exploration activities require permits from various federal, provincial or territorial and local governmental authorities and are subject to national and local laws and regulations governing prospecting, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and others which currently or in the future may have a substantial adverse impact on the Company. See "Item 4. Information on the Company - Business Overview - Government Regulations." Exploration activities are also subject to substantial regulation under these laws by governmental agencies. There can be no assurance, however, that all permits which the Company may require for its exploration activities will be obtainable on reasonable terms or on a timely basis or such laws and regulations would not have an adverse effect on any project which the Company might undertake.

If the Company is unable to obtain the necessary permits for its exploration activities, the Company might have to change or abandon its planned exploration for such non-permitted properties and/or to seek other joint venture arrangements. In such event, the Company might be forced to sell or abandon its property interests.


Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing exploration activities to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.



The provincial government of Chubut Province, Argentina has enacted certain anti-mining laws banning the use of cyanide and open-pit mining in metallic extraction in the Province of Chubut. The provincial legislation is more restrictive than current federal Argentinean mining laws. However, there can be no assurance that the provincial legislation will be revised or repealed.



Any change in or amendments to current laws, regulations and permits governing activities of mineral exploration companies, or more stringent implementation thereof, could require increases in exploration expenditures, or require delays in exploration or abandonment of new mineral properties. The cost of compliance with changes in governmental regulations has a potential to increase the Company's expenses.



THE COMPANY'S ACTIVITIES ARE SUBJECT TO ENVIRONMENTAL REGULATIONS WHICH MAY DELAY OR POSTPONE THE COMPANY'S EXPLORATION ACTIVITIES, CAUSE THE COMPANY TO INCUR ADDITIONAL EXPENSES FOR COMPLIANCE AND/OR SUBJECT THE COMPANY AND ITS MANAGEMENT TO PENALTIES FOR FAILURE TO COMPLY.


If the Company undertakes new, or significantly expands its existing, exploration activities the Company may be required to obtain pre-construction environmental and land use review and comply with permitting, control and mitigation requirements of the jurisdiction in which such activities are to be conducted. Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time. Also, the Company may require additional permits for its future activities, which may or may not be obtainable on reasonable terms.

The Company's exploration activities may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, waste disposal, the protection of endangered or threatened species and the protection of surface and ground water. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry activities, such as seepage from tailings disposal areas, which would result in environmental pollution. In addition, certain types of activities require the submission and approval of environmental impact assessments.

Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.





THE COMPANY'S MINERAL CLAIM INTERESTS ARE LOCATED IN FOREIGN COUNTRIES, WHICH MAY PREVENT OR DELAY THE COMPANY'S EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO ABANDON ITS PROJECTS.


The properties in which the Company has an interest are located in Argentina (a portion of one project extends into Chile) Peru and Nevada, USA. Mineral exploration activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company's exploration activities may be affected in varying degrees by government regulations with respect to restrictions on price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Argentina and Peru as developing countries may make it more difficult for the Company to obtain any required exploration financing for its projects. The effect of all of these factors cannot be accurately predicted. Both the South American and US economies have experienced recessions in recent years and there can be no assurance that their economies will recover from such recessions. If the economies of Argentina and Peru fail to grow or suffer a recession, the Company may not be able to continue its activities in those countries. The Company does not maintain and does not intend to purchase political risk insurance.


LAWS, RULES, REGULATIONS AND TREATIES RELATING TO ASSETS HELD IN FOREIGN COUNTRIES COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.


At present all of the Company's mineral claim interests are located outside of Canada, in Argentina (with one project extending into Chile), Peru and Nevada. As a result, such assets may be affected by government regulations and treaties, as well as by laws and policies of Canada affecting foreign trade, investment and taxation. These regulations, treaties, laws and policies may result in increased expenses for the Company and may cause the Company to delay or abandon its mineral claim interests. As of September 30, 2004, the Company had capitalized approximately $1.6 million of acquisition and exploration costs relating to its mineral interests.


THE COMPANY MAY NOT BE ABLE TO ENFORCE ANY JUDGMENT OBTAINED IN A CANADIAN COURT AGAINST ASSETS LOCATED OUTSIDE OF CANADA.

All of the Company's mineral claim interests are located outside of Canada. If the Company were to become involved in a legal action in Canada relating to its mineral claim interests, the Company may not be able to enforce any judgment it obtains in such an action against assets located outside of Canada.

THE COMPANY HAS AN INTEREST IN PROPERTIES LOCATED IN PERU AND PERU HAS BEEN THE SUBJECT OF TERRORIST ACTIVITIES.

Peru has been the subject of terrorism. The Company may not be able to continue its activities in Peru if the terrorism resumes. The Company may not be able to find suitable labor for its Peruvian projects or may have difficulty in obtaining financing for its Peruvian projects in that event.

EXPLORATION FOR MINERALS ON THE COMPANY'S PROJECTS ARE SUBJECT TO SIGNIFICANT RISKS WHICH COULD INCREASE THE COSTS OF EXPLORATION AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

The Company's long-term profitability will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Mineral exploration is a speculative business characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit. The Company may not discover minerals in sufficient quantities to justify activities beyond the exploration stage. In which case, the Company may have to delay or abandon its mineral property interests.

THE MARKETABILITY OF MINERALS MAY BE AFFECTED BY NUMEROUS FACTORS WHICH COULD RESULT IN THE COMPANY RECEIVING AN INADEQUATE RETURN ON ITS EXPLORATION ACTIVITIES.

The marketability of minerals may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as fluctuations in the metals markets, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, prices, taxes, land tenure, land use, allowable production, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its investment capital.

EXPLORATION FOR METALS INVOLVES EXTREME RISKS AND HAZARDS WHICH COULD RESULT IN THE COMPANY HAVING TO DELAY OR ABANDON ITS PROJECTS.

Exploration for minerals is highly speculative and involves greater risks than many other businesses. Properties in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for gold (also "Au"), silver (also "Ag") and other metals, such as encountering unusual or unexpected formations, environmental pollution, and personal injury, any of which could result in work stoppages, damage to property, and possible environmental damage. The Company may be forced to delay or abandon its exploration programs as a result of such risks and hazards and may lose its investments in its property interests.

THE TSX VENTURE EXCHANGE (THE "TSX VENTURE") MAY NOT APPROVE THE ACQUISITION OF ANY ADDITIONAL PROPERTY INTERESTS BY THE COMPANY.

Pursuant to the policies of the TSX Venture, the Company is required to provide certain information about proposed acquisitions to the TSX Venture and the Company must obtain approval from the TSX Venture prior to completing any proposed acquisition. In addition, the Company must obtain approval from the TSX Venture prior to issuing any shares in connection with an acquisition of, or the exercise of an option on, a property interest. There is no assurance that the TSX Venture will approve the acquisition of any additional properties by the Company, whether by way of option or otherwise, or the subsequent issuance of any shares in connection with any property which the Company acquires.

THE COMPANY MAY INCUR LIABILITY FOR CERTAIN RISKS AGAINST WHICH THE COMPANY DOES NOT HAVE INSURANCE, WHICH COULD REDUCE OR ELIMINATE ANY FUTURE PROFITABILITY AND NEGATIVELY IMPACT THE PRICE OF THE COMPANY'S SHARES.

In the course of exploration of mineral concessions, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. The Company does not have any insurance coverage on its mineral concessions.

THE COMPANY MAY NOT BE ABLE TO OBTAIN SUPPLIES AND INFRASTRUCTURE NECESSARY TO CONDUCT ITS EXPLORATION ACTIVITIES AND, AS SUCH, MAY HAVE TO DELAY OR ABANDON ITS PROJECTS.

Some of the Company's property interests are not in developed areas and the availability of infrastructure (water and power, and in some areas roads) at an economic cost cannot be assured. Power is an integral requirement of any potential future production facility on the Company's properties. In the event the Company is unable to obtain water or power at any of its properties, the Company may not be able to conduct exploration activities, or in the event the Company discovers mineralization, the Company may not be able to advance the property beyond the exploration stage, in which case the Company may lose its interest in the property or may have to abandon the property.

THE COMPANY MAY NOT HAVE PROPER TITLE TO ITS PROPERTIES AND, AS A RESULT, MAY INCUR SIGNIFICANT EXPENSES TO OBTAIN PROPER TITLE, OR MAY HAVE TO ABANDON ANY SUCH PROPERTY.

The Company owns, leases or has under option mining claims, mineral claims or concessions which constitute the Company's property holdings. The ownership and validity of mining claims and concessions are often uncertain and may be contested.

The Company does not obtain title insurance for its property interests. The possibility exists that title to one or more of its concessions, particularly title to undeveloped claims, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions.

The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Surveys have not been carried out on any of the Company's mineral properties, therefore, in accordance with the laws of the jurisdiction in which such properties are situated; their existence and area could be in doubt. Until competing interests in the mineral lands have been determined, the Company can give no assurance as to the validity of title of the Company to those lands or the size of such mineral lands.

If the Company, or the person or entity from which the Company has obtained an option for property interests, does not have proper title to its property interests, the Company may incur significant expenses defending or acquiring proper title and/or may have to abandon such interests, which may result in significant losses for the Company and could result in the Company having to cease all of its activities.

IF THE COMPANY IS UNABLE TO EFFECTIVELY COMPETE AGAINST OTHER COMPANIES THE COMPANY MAY HAVE TO CEASE ALL OF ITS ACTIVITIES.

The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. If the Company is unable to effectively compete against the other companies engaged in the mineral exploration industry, the Company may be forced to cease all of its activities. Specifically, if the Company is unable to recruit and retain qualified officers, consultants and others to provide the Company with the expertise necessary to plan and implement its exploration programs, the Company may be required to delay or abandon its exploration programs or cease its activities entirely.

THE COMPANY'S ACTIVITIES IN ARGENTINA AND PERU SUBJECT THE COMPANY TO FOREIGN CURRENCY FLUCTUATIONS WHICH MAY INCREASE THE COMPANY'S EXPENSES AND, IN THE EVENT THE COMPANY ACHIEVES PROFITABILITY, REDUCE THE COMPANY'S PROFITABILITY.

The Company maintains its accounts in Canadian dollars. The Canadian dollar varies under market conditions. The expenditures to be incurred by the Company on its mineral exploration projects in Argentina and Peru will be denominated in U.S. dollars. Accordingly, the results of the Company's activities will be subject to currency exchange risks, particularly to changes in the exchange rate between the United States and Canadian dollars. To date, the Company has not engaged in any formal hedging program to mitigate these risks. The fluctuations in currency exchange rates, particularly between the U.S. and Canadian dollars, may significantly impact on the Company's financial position and results in the future.

THE COMPANY'S EXPLORATION ACTIVITIES ARE SUBJECT TO SCRUTINY FROM LOCAL COMMUNITIES WHICH MAY CAUSE THE COMPANY TO ABANDON ITS INVESTMENT IN CERTAIN PROPERTIES.

Some mining companies have experienced issues and problems from local communities relating to their exploration activities. These local communities have restricted access to the companies' properties. If the Company's activities are not acceptable to communities where work is being undertaken the Company may have to abandon its investment in the property.

THE ISSUANCE OF STOCK OPTIONS MAY RESULT IN DILUTION TO THE COMPANY'S EXISTING SHAREHOLDERS.

The Company may in the future grant to some or all of its directors, officers, insiders and key employees options to purchase the Company's common shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX Venture, when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company may be subject to additional dilution.

CONFLICTS OF INTEREST MAY ARISE AMONG THE MEMBERS OF OUR BOARD OF DIRECTORS AND SUCH CONFLICTS MAY CAUSE THE COMPANY TO ENTER INTO TRANSACTIONS ON TERMS WHICH ARE NOT BENEFICIAL TO THE COMPANY.

Several of the Company's directors are also directors, officers or shareholders of other companies. Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BUSINESS CORPORATIONS ACT (British Columbia) (the "BCBCA"). The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they many have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director. In order to avoid the possible conflict of interest which may arise between the directors' duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

         1. participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

         2. no commissions or other extraordinary consideration will be paid to such directors and officers; and

         3. business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest". As of the date of this registration statement all material conflicts of interests which have arisen since January 1, 2001, have been described in "Item 7. Major Shareholders and Related Party Transactions."

THE PRICES OF METALS FLUCTUATE IN THE MARKET AND SUCH FLUCTUATIONS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO RAISE FUNDING AND MAY CAUSE CERTAIN ACTIVITIES TO BECOME UNECONOMIC.

Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production of such metals. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions. Variations in the market prices of metals may impact on the Company's ability to raise funding to continue exploration of its projects. In addition, any significant fluctuations in metal prices will impact on the Company's decision to accelerate or reduce its exploration activities.

THE COMPANY IS DEPENDENT UPON ITS MANAGEMENT AND THE LOSS OF ANY OF ITS MANAGEMENT AND/OR IF THE COMPANY IS UNABLE TO RECRUIT ADDITIONAL MANAGERS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO CONTINUE ITS ACTIVITIES.

The success of the activities of the Company is dependent to a significant extent on the efforts and abilities of its key management, Mr. Nikolaos Cacos, the President, Chief Executive Officer and a director of the Company, and Mr. Joseph Grosso, the Chairman of the Board of Directors. The loss of services of either Mr. Cacos or Mr. Grosso could have a material adverse effect on the Company. With the exception of the service agreements with Mr. Cacos and Mr. David Terry, the Company has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future. See "Item
6. Directors, Senior Management and Employees - Employment Agreements." The Company has not obtained key-man life insurance on any of its officers or directors. The Company's ability to recruit and retain highly qualified management personnel is critical to its success; if it is unable to do so this may materially affect the Company's financial performance.

THE COMPANY'S COMMON SHARES ARE NOT TRADED IN THE UNITED STATES AND INVESTORS MAY FIND IT DIFFICULT TO SELL THE COMPANY'S COMMON SHARES.

As of the date of this registration statement, there is no established market in the United States for the Company's common shares. The Company's common shares have been quoted in the pink sheets (the "Pink Sheets"), published by Pink Sheets LLC, under the symbol "AJRSF" since January 14, 2004; however, trading in the Company's shares is sporadic and limited. Management anticipates that the Company will seek to have its common shares quoted on the Over-The-Counter Bulletin Board operated by the Nasdaq Stock Market, Inc.; however, there are no assurances as to if, or when, the Company's common shares will be quoted on the Over-The-Counter Bulletin Board. In addition, even if the Company's shares are quoted on the Over-The-Counter Bulletin Board, trading may continue to be sporadic and limited. Consequently, the Company's shareholders in the United States may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, the Company's shareholders may not be able to resell their shares in the United States and may have to hold them indefinitely.

THE COMPANY DOES NOT PAY DIVIDENDS ON ITS COMMON SHARES; THEREFORE, INVESTORS SEEKING DIVIDEND INCOME SHOULD NOT PURCHASE THE COMMON SHARES.

The Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future. Additionally, the determination as to the declaration of dividends is within the discretion of the Company's Board of Directors, which may never declare cash dividends on the Company's common stock. Investors cannot expect to receive a dividend on the Company's common shares in the foreseeable future, if at all.

THE COMPANY'S COMMON SHARES ARE SUBJECT TO "PENNY STOCK" REGULATIONS WHICH MAY MAKE IT DIFFICULT FOR SHAREHOLDERS TO SELL THEIR SHARES AND, AS A RESULT, SHAREHOLDERS MAY HAVE TO HOLD THEIR SHARES INDEFINITELY.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Since the Company's shares are traded for less than US$5.00 per share, the shares are subject to the SEC's penny stock rules until such time as (1) the Company's net tangible assets exceed US$5,000,000 during the Company's first three years of continuous operations or US$2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least US$6,000,000 for three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must obtain a written acknowledgement from the purchaser that the purchaser has received the disclosure document. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Such rules and regulations may make it difficult for holders to sell the common stock of the Company, and they may be forced to hold it indefinitely.

INVESTORS IN THE UNITED STATES MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST THE COMPANY OR ITS DIRECTORS AND OFFICERS.

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in British Columbia. None of the Company's directors are residents of the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

U.S. laws may not be enforced by a Canadian court if those laws are contrary to Canadian public policy, are foreign penal laws or laws that deal with taxation or the taking of property by a foreign government or they are not in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court may not be recognized by a Canadian court:

         a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

         b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

         c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

         d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

         e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

         f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

         g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

THE COMPANY MAY BE DEEMED TO BE A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR U.S. TAX PURPOSES WHICH COULD SUBJECT U.S. SHAREHOLDERS TO INCREASED TAX LIABILITY.

The Company may be deemed to be a "Passive Foreign Investment Company" ("PFIC"). See "Item 10. Additional Information - Taxation." If the Company is deemed to be a PFIC, a United States holder of the Company's common shares would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include certain dividends from a PFIC and any gain on the sale of stock of a PFIC) unless such holder made an election either to (1) include in his or her taxable income his or her pro rata share of the PFIC's ordinary earnings and net capital gains under the Qualified Electing Fund rules or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Internal Revenue Code of 1986, as amended. The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply.


ITEM 4.   INFORMATION ON THE COMPANY.
--------------------------------------------------------------------------------

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated pursuant to the COMPANY ACT (British Columbia) (the "Company Act") on April 11, 2000 under the name "XS Capital Corp." Initially, the Company had one share issued and outstanding, which was held by Joseph Grosso, who at the time was not an officer or director of the Company. Mr. Grosso transferred the single outstanding share to Mr. Cacos, President and a director of the Company, on April 11, 2001. Effective February 2004, Mr. Grosso became the Chairman and a director of the Company. The Company remained without a business asset and was inactive until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina, as described below. As a result of the decision to engage in mineral exploration activities, the Company changed its name to "Amera Resources Corporation" on March 4, 2003. There was no change of control or change in management in connection with the name change. In December 2003, the Company completed its initial public offering ("IPO") and commenced trading on the TSX Venture Exchange ("TSXV") under the symbol "AMS". See "Item
10. Additional Information - Memorandum and Articles of Association."


The Company's head office is located at Suite 709 - 837 West Hastings Street, Vancouver, British Columbia V6C 3N6 and its phone number is (604) 687-1828. The Company's registered office is located at 709 - 837 West Hastings Street, Vancouver, B.C. V6C 3N6 and its phone number is (604) 687-1828.


The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties, and potentially joint venturing these properties depending on the evaluation of the property.

To this end, the Company entered into a Letter of Intent, dated March 6, 2003, as amended by Amending Letter Agreement dated September 30, 2003, with IMA Exploration Inc. ("IMA") and Inversiones Mineras Argentinas S.A., an indirect, wholly-owned subsidiary of IMA ("IMASA"), whereunder the Company was granted an irrevocable option to acquire a 51% undivided interest in the group of mineral rights known as Mogote, located in the Province of San Juan, Argentina (the "Mogote Project"). See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." To exercise the option, the Company must issue an aggregate 1,650,000 common shares (of which 200,000 have been issued) and incur an aggregate US$1,250,000 in exploration expenditures on the Mogote Project by July 1, 2007, less the amount paid to IMA as reimbursement for all past payments made and expenditures incurred by IMA on the Mogote Project, being $197,854. As well, the Company has agreed to make all payments required to maintain the Mogote Project in good standing including all payments due to the underlying owners and vendors thereof, which total US$269,100. As of September 30, 2004, US$79,100 has been paid and an additional US$80,000 was paid subsequent to September 30, 2004. By reason of recent Argentinean legislation, payment obligations denominated in a foreign currency must now be paid in Argentinean currency, calculated in accordance with set conversion rates fixed by the government from time to time, which has the effect of reducing the US dollar amounts that the Company will ultimately pay to the owners. The Company shall be the operator of the Mogote Project throughout the term of the subject option.

On April 8, 2004, the Company and IMA entered into a further agreement whereby the Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing an additional 300,000 common shares and expending an additional US$3 million of exploration expenditures over a three year period. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

By an agreement dated June 28, 2004, effective July 7, 2004, IMA's and IMASA's rights and obligations under these agreements were assigned to Golden Arrow Resources Corporation ("Golden Arrow") and Inversiones Mineras Australes S.A., an Argentine company and an indirectly, wholly-owned subsidiary of Golden Arrow ("IMAUSA"), as a result of IMA transferring its option on the Mogote property to Golden Arrow, through the transfer of IMASA's interest in the Mogote property to IMAUSA.

In addition, the Company entered into a Property Purchase Agreement, also dated March 6, 2003, with IMA and IMASA whereunder the Company acquired a 100% interest in certain mineral exploration properties located in the Province of Chubut, Argentina, consisting of three (3) cateos known as Lago Pico, Loma Alta and Nueva Ruta (the "Chubut Project"). See "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Chubut Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." In consideration therefor, the Company agreed to issue 500,000 of its common shares to IMA (with a deemed value at the time of the transaction of $22,000 which was IMA's recorded cost for the properties), IMA retained a 3% net smelter returns royalty in respect of such properties and the Company agreed to pay a cash bonus of US$250,000 to IMA at such time as a decision to place any of the properties in commercial production is made. Although the 500,000 shares had a deemed value of $22,000 at the time of the transaction, the shares were not issued until November 2003, in connection with the Company's IPO. Under Canadian GAAP, the shares were required to be valued at the market price at the time of issuance, which was $225,000 (based upon the initial public offering price of $0.45 per share). By an agreement dated June 28, 2004, effective July 7, 2004, IMA's and IMASA's rights and obligations under this agreement were assigned to Golden Arrow and IMAUSA.

In March 2003, when the Letter of Intent and Property Purchase Agreement were executed, the Company was not publicly listed. The agreements were negotiated by the Company's directors (then Messrs. Cacos, Minni and Coltura) who considered among other factors the agreements, transactions of a similar nature currently being entered in the mining industry, the Company's business plan, the Company's future IPO and its planned listing on the TSX Venture. At the time, Messrs. Minni and Coltura were disinterested members of the board of directors. At the time of the April 8, 2004 amendment to the Letter of Intent, Messrs. Cacos and Grosso abstained from voting and the transaction was approved by the remaining disinterested members of the board of directors, who at the time were Messrs. Minni, Coltura and Bottomer.

On August 24, 2004, the Company signed a Letter of Intent with Arcturus Ventures Inc. whereby the Company acquired an option to obtain up to an 80% interest in the Esperanza property, located in Peru. See "Item 4. Information on the Company
- Property, Plant and Equipment - Other Properties - Esperanza Project."

In those situations where the Company issued shares of its common stock pursuant to the agreements discussed above, the shares were valued at the closing market price on the day of issue. This amount is the value that is recorded as acquisition cost of the applicable property as described in Note 3 to the Company's September 30, 2004, interim financial statements. The number of shares which were issued for the acquisition of mineral properties and their value is described in Note 4 of the Company's September 30, 2004, interim financial statements.

To date, the Company has raised approximately $5,095,549 in cash through the sale of securities. The Company intends to raise additional funding through the sale of its securities to carry out additional exploration on its mineral properties. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources." There are no assurances that the Company will be able to sell additional securities to fund its exploration or overhead requirements, or that the Company will receive a suitable price for any securities sold.


BUSINESS OBJECTIVES


The principal business carried on and intended to be carried on by the Company is the acquisition and exploration of natural resource properties. The Company intends on expending its existing cash resources to carry out exploration on its mineral properties, to pay for administrative costs during the fiscal years ending December 31, 2004 and 2005, and for working capital. The Company may decide to acquire other property interests in addition to mineral property interests currently held by the Company.


No capital expenditures were made by the Company during the 2001, 2002 and 2003 fiscal years other than expenditures relating to the Company's mineral property interests. See "Item 4. Information on the Company - Business Overview - Exploration Expenditures."

BUSINESS OVERVIEW


The Company is an exploration stage company exploring primarily for precious and base metals. To date, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. Since March 2003, the Company has proceeded to enter into a number of agreements to acquire interests in resource properties located in Argentina and Peru. In addition, the Company has acquired interests in properties located in Chile adjacent to the Company's Mogote properties. These Chilean properties were staked to add to the Mogote property in Argentina. The Mogote property is located near the border of the two countries. The Chilean properties are being held by an agent in Chile for Golden Arrow and form part of the properties under option in the agreements between the Company and Golden Arrow. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project." The Company has also staked mineral claims in Nevada, USA. See "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Nevada, USA, Properties."


The Company is currently focusing its financial resources in conducting an exploration program on the Mogote property in Argentina. The Company is also currently reviewing other mineral property interest opportunities in South and North America.

DISPOSITIONS


During fiscal 2003 and 2004 the Company did not abandon, dispose, assign or joint-venture any of its arrangements to earn interests in its mineral properties. During fiscal 2005, the Company has not abandoned, disposed, assigned or joint-ventured any of its arrangements to earn interests in its mineral properties.


EXPLORATION EXPENDITURES

During fiscal 2003 the Company incurred $507,042 (including $270,000 which is attributed to 600,000 shares issued by the Company) for mineral property acquisition costs and $164,768 for exploration costs on its mineral property interests. No mineral property acquisitions or exploration expenditures were made in fiscal 2002 or 2001.


During fiscal 2004 the Company incurred approximately $388,739 (including approximately $329,250 which is attributed to 425,000 shares issued by the Company) for mineral property acquisition costs and incurred approximately $842,223 for exploration costs on its mineral property interests.

EXPLORATION BUDGET

See "Item 4. Information on the Company - Plan of Operation."

SALES AND REVENUE DISTRIBUTION

As of the date of this registration statement the Company has not generated any revenues from its mineral properties.

GOVERNMENT REGULATIONS


The Company's activities are subject to various governmental regulations in Argentina, Peru and the United States.


ARGENTINA

MINING INDUSTRY

Mineral companies are subject to both the Argentinean Mineral Code and the Environmental Protection Mining Code. The Company believes it is in material compliance with both the Argentinean Mineral Code and the Environmental Protection Mining Code.

MINING LAW IN ARGENTINA

The right to explore a property (a "cateo") and the right to exploit (a "mina") are granted by administrative or judicial authorities via concessions. Foreign individuals and corporations may apply for and hold cateos and minas, at the same level as local investors without differences of any nature. Cateos and minas are freely transferable upon registration with the Provincial Mining Registry where title to the cateo or mina was first registered. Upon the grant of a legal concession of a cateo or a mina, parties have the right to explore the land or to own the mine and the resources extracted therefrom.

Each province has a Direction of Minas (the "Department of Mines") which is responsible for the issuance of permits to conduct exploration activities. An exploration permit is the authorization to perform exploration work on a cateo for a fixed period of time. A base line study and an environmental impact study are required for the exploration permit to be granted. The Company has received all necessary government permits for its current exploration activities on the Mogote property in Argentina. The Company will apply for additional exploration permits as necessary to conduct future exploration on additional properties.

REGULATORY ENVIRONMENT

Management believes the present government is deeply committed to opening up the economy, and there has been significant progress in reducing import duties and export taxes. For decades local industry has been protected, and the transition to greater international competitiveness will take some time.

Importers and exporters must be registered with Customs. Except for a very limited list of items requiring the previous approval of the authorities, there are no import restrictions. Import of pharmaceuticals, drugs, foodstuffs, defense material, and some other items require the approval of the applicable government authority. Import duties are being progressively reduced in accordance with the free enterprise and free-trade policy being implemented by the government in order to achieve greater international competitiveness. To illustrate, duties currently range between zero and 20 percent. Restrictions on exports are not generally imposed.

POLITICAL ENVIRONMENT AND ECONOMY

In recent years Argentina has experienced a number of changes to its government. The current president, Nestor Kirchner, came to power in May 2003. The country continues to struggle with its external debt. Negotiations continue with the IMF and several of its other major creditors. The economic performance of the country has been troubled and uncertain since the late 1990's. Management believes there are currently some positive indications that the economic situation is improving.

PERU

MINING INDUSTRY

Peru has a lengthy history of mining activities that predates the Spanish conquistadors. Although political unrest and instability have slowed the development of some of Peru's ore bodies in recent years, mining continues to be an important contributor to the national economy and exploration by foreign companies is accelerating due to the abundance of mineral sources. Peru is already a substantial producer of at least six metals and may have unexplored and unexploited reserves in these and other metals. Peru ranks among the top 20 gold producing nations, and the newly expanded Yanacocha mine is Latin America's largest single gold producer and Antamina is the world's largest zinc and copper mine.

MINERAL CONCESSIONS IN PERU

Under Peruvian law the right to explore for and exploit minerals is granted by way of concessions. A Peruvian mining concession is a property-related right, distinct and independent from the ownership of land on which it is located, even when both belong to the same person. The rights granted by a mining concession are defensible against third parties, transferable, chargeable and in general, may be the subject of any transaction or contract. The basic unit for newly claimed mining concessions is 100 hectares and existing concessions of greater than 100 hectares will be reduced to that amount. Otherwise, concessions can only be divided by percentage parts or shares. Buildings and other permanent structures used in a mining operation are considered real property and as an accessory to the concession on which they are situated.

The concession holder must pay an annual rent of US$3.00 per hectare (except for the year of acquisition, as this rent is paid as part of the concession application fee). The concession holder must sustain a minimum level of annual commercial production of greater than US$100 per hectare in gross sales within six years of the grant of the concession or, if the concession has not been put into production within that period, from the seventh year, a penalty is due of US$6.00 per hectare per year in addition to the annual rent. The concession will terminate if the annual rent is not paid for two consecutive or alternative years. The term of a concession is indefinite provided it is properly maintained by payment of rental duties.

The Constitution of Peru provides that foreign persons or companies cannot acquire or own a land title or mining right, directly or indirectly, if such land title or mining right is located within 50 kilometres of Peru's borders. The government of Peru is permitted to grant an exemption by publishing an official statement declaring a public necessity, called a Decreto Supremo. The Decreto Supremo must be signed by the President of Peru and the Presidential Cabinet, called the Consejo de Ministros.

None of the Company's property interests are located within 50 kilometres of Peru's borders

Many commercial activities performed by private companies are subject to some government inspection or control, including mining, which requires prior government permission, licensing or concession, and compliance with special registration procedures of the Department of Energy and Mines. However, the Company's exploration activities do not require any licenses or permits from the Department of Energy and Mines. The Company has obtained the necessary permits, if any, for its current and planed work on the Esperanza property.


NEVADA, UNITED STATES



In the U.S., much of the Company's exploration activities occur on unpatented lode mining claims and mill sites that are on federal lands pursuant to federal mining laws. There are numerous federal regulatory developments that could restrict the Company's activities and significantly increase regulatory obligations and compliance costs with respect to the Company's exploration activities.

The Company's exploration programs in Nevada are subject to state and federal regulations regarding environmental considerations. All activities associated with the exploration for minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of streams and fresh water sources, odor, noise, dust and other environmental protection controls adopted by federal, state and local governmental authorities as well as the rights of adjoining property owners. The Company may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that its activities may have upon the environment. All requirements imposed by any such authorities may be costly, time consuming and may delay commencement or continuation of the Company's activities. Future legislation may significantly emphasize the protection of the environment, and, as a consequence, the activities of the Company may be more closely regulated to further the cause of environmental protection. Such legislation, as well as further interpretation of existing laws in the United States, may require substantial increases in equipment and operating costs to the Company and delays, interruptions, or a termination of its activities, the extent of which cannot be predicted. Environmental problems known to exist at this time in the United States may not be in compliance with regulations that may come into existence in the future. This may have a substantial impact upon the capital expenditures required of the Company in order to deal with such problem and could substantially reduce earnings. At the present time, the Company's mineral exploration activities in Nevada are in compliance with all known environmental requirements.



Additionally, the National Historic Preservation Act requires that all operators on public lands conduct an archeological survey of the proposed sites of new disturbance. As of the date of this registration statement the Company has not conducted an archeological survey on its Nevada properties. In the future the Company may be required to conduct such a surey if its activities constitute a "disturbance". To the best of management's knowledge, there are no known environmental or threaten and endangered species issues at the Roy or Hills properties that would provide grounds for denial of approval of a plan of operation.


ORGANIZATIONAL STRUCTURE


As of the date of this registration statement, the Company has two wholly-owned subsidiaries, Recursos de los Andes S.A.C., a Peruvian company which became active in December 2004 and Amera Resources (US) Inc., a Nevada, USA company, which was incorporated on February 2, 2005.



Amera Resources (US) Inc. was formed to hold the Company's interests in its Nevada properties. The Company owns all of the outstanding voting and equity interests in Amera Resources (US) Inc.


Recursos de los Andes S.A.C. was formed to hold the Company's interests in its Peruvian properties. The Company owns all of the outstanding voting and equity interests in Recursos de los Andes S.A.C.


Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.


PRINCIPAL OFFICES

The Company's principal office is located at #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6.


On September 1, 2002 the Company began sharing office facilities, capital assets and personnel with IMA. Effective January 1, 2005, the Company entered into an agreement with Grosso Group Management Ltd. (the "Grosso Group") pursuant to which the Grosso Group provides offices and administrative and management services to the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."


PROPERTY, PLANT AND EQUIPMENT

The Company's activities are focused on the exploration of its mineral property interests. As of the date of this registration statement, the Company does not have any plant and equipment, mines or producing properties. The Company's proposed programs are exploratory in nature and all of the Company's properties are without known reserves.

The Company's principal assets are its options to acquire interests in unproven mineral claims. Under Canadian GAAP, option payments and exploration and field support costs directly relating to mineral claims are deferred until the claims to which they relate are placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

On a periodic basis, management reviews the carrying values of deferred acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate. As of January 31, 2005, the Company has not established that its option interests or its mineral claims have any known or proven reserves.

This accounting treatment is different under US GAAP, under which the Company would expense the option payments and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

PRINCIPAL PROPERTIES

MOGOTE PROJECT

LOCATION AND ACCESS

The property is located in the Departament Iglesia, Macho Muerto zone, in the San Juan Province close to the northern border with La Rioja Province, approximately 300 kilometres northwest of the city of San Juan, and bordering Chile. See Map A. Access to the property is via either Chile or Argentina, but because special arrangements need to be made to cross the international border where there are no established crossing points, practical access is currently from the Argentina side. The nearest supply point where most goods and services are available is the town of Guandacol in La Rioja Province. From here the property is only accessible by road during the months of October to April using a 4x4 vehicle. Exploration activities can only be carried out during this period due to seasonal weather conditions. Total distance from Guandacol to Mogote is approximately 250 kms and the travel time is 6-7 hours. Access from Guandacol is through Aguadita, across Rio Blanco, and through the historic La Brea mining camp. Road conditions are poor with local severe dust and generally un-maintained road conditions. There is no electrical grid in the area of the Mogote property.

MINERAL TITLES INCLUDED IN MOGOTE PROPERTY

The Mogote property consists of one cateo, three discoveries and five minas. In 2004, the Company staked a number of claims adjoining the northwestern part of the Mogote project on the Chilean side of the border. See Map A.

     ----------------------------------------------------------------------------------------------------------
       CLAIM NAME &     CLAIM                        HECT-                  EXPIRY      WORK/PAYMENT
          COUNTRY       NUMBER       CLAIM TYPE      ACRES     OWNER         DATE         REQUIRED
     ----------------------------------------------------------------------------------------------------------
             -        338579-R-92      CATEO         2259     IMAUSA           N/A    $2000 pesos
     (Argentina)                                                                      payment after
                                                                                      concession granted
     ----------------------------------------------------------------------------------------------------------
     ADELA # 1        425-098-A-2000   DISCOVERY     2000     N. Arturo        N/A    No payment for 3 years;
     (Argentina)                                                                      afterward $800 peso per
                                                                                      year per 100 hectares
     ----------------------------------------------------------------------------------------------------------

                                      -25-

     ----------------------------------------------------------------------------------------------------------
       CLAIM NAME &     CLAIM                        HECT-                  EXPIRY      WORK/PAYMENT
          COUNTRY       NUMBER       CLAIM TYPE      ACRES     OWNER         DATE         REQUIRED
     ----------------------------------------------------------------------------------------------------------
     MOGOTES NORTE    520-0275-R097    DISCOVERY     1650     R. Viviani       N/A    No payment for 3 years;
     (Argentina)                                                                      afterward $800 peso per
                                                                                      year per 100 hectares
     ----------------------------------------------------------------------------------------------------------
     MOGOTES SUR      520-0274-R-97    DISCOVERY     2100     R. Viviani       N/A    No payment for 3 years;
     (Argentina)                                                                      afterward $800 peso per
                                                                                      year per 100 hectares
     ----------------------------------------------------------------------------------------------------------
     MOGOTE 1         156.277-S-76     MINA          48       IMAUSA           N/A    $480 peso per year
     (Argentina)                                                                       canon
     ----------------------------------------------------------------------------------------------------------
     MOGOTE 9         156.285-S-76     MINA          48       N. Arturo        N/A    $480 peso per year
     (Argentina)                                                                       canon
     ----------------------------------------------------------------------------------------------------------
     MOGOTE 14        156.290-S-76     MINA          48       IMAUSA           N/A    $480 peso per year
     (Argentina)                                                                       canon

     ----------------------------------------------------------------------------------------------------------
     MOGOTE 4         156.280-S-76     MINA          48       IMAUSA           N/A    $480 peso per year
     (Argentina)                                                                      canon
     ----------------------------------------------------------------------------------------------------------
     MOGOTE 5         156.280-S-76     MINA          48       IMAUSA           N/A    $480 peso per year canon
     (Argentina)
     ----------------------------------------------------------------------------------------------------------
     Tronquito 1              -        Concesion de  200      Golden Arrow     N/A    US$220 per year canon
     (Chile)                           Exploracion
     ----------------------------------------------------------------------------------------------------------
     Tronquito 2              -        Concesion de  200      Golden Arrow     N/A    US$220 per year canon
     (Chile)                           Exploracion
     ----------------------------------------------------------------------------------------------------------
     Tronquito 3              -        Concesion de  300      Golden Arrow     N/A    US$330 per year canon
     (Chile)                           Exploracion
     ----------------------------------------------------------------------------------------------------------
     Tronquito 4              -        Concesion de  100      Golden Arrow     N/A    US$110 per year canon
     (Chile)                           Exploracion
     ----------------------------------------------------------------------------------------------------------
     Tronquito 5              -        Concesion de  200      Golden Arrow     N/A    US$220 per year canon
     (Chile)                           Exploracion
     ----------------------------------------------------------------------------------------------------------
     Tronquito 6              -        Concesion de  300      Golden Arrow     N/A    US$330 per year canon
     (Chile)                           Exploracion
     ----------------------------------------------------------------------------------------------------------

AGREEMENTS

Under an option agreement dated June 7, 2000 among IMA, IMASA and Nestor Arturo, as amended August 3, 2000, and September 1, 2000, IMA had the right to acquire a 100% interest in the property by making cash payments totaling US$280,000. IMA's and IMASA's rights and interests under this agreement were assigned to Golden Arrow and IMAUSA, respectively, effective July 7, 2004. To date IMA and/or Golden Arrow have paid US$138,100, including a payment made on December 6, 2004, which has been paid by the Company. A final payment of US$110,000 is due June 6, 2005. As a result of Argentinean government policy, it is expected that the US dollar amounts, when paid in Argentinean currency, will be reduced from the original amount. The Company anticipates that the amount of the final payment will be less than US$110,000 as a result of this policy. The vendors also will have the right to receive a royalty of 0.5% NSR, up to a maximum of US$500,000.

The Company, IMA and IMASA signed a letter of Intent on March 6, 2003, as amended September 30, 2003, pursuant to which the Company could earn an undivided 51% interest in the Mogote Property. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." IMA's and IMASA's rights and interests under this agreement were assigned to Golden Arrow and IMAUSA, effective July 7, 2004. To earn a 51% interest in the property, the Company must issue 1,650,000 common shares to IMA (now Golden Arrow) and incur US$1,250,000 of expenditures, including work programs and underlying option payments, all over five years. The Company has issued 200,000 shares, at a recorded cost of $85,000 and is proceeding with work expenditures.

The Company agreed to reimburse IMA (now Golden Arrow) for past payments made and expenditures which had been incurred by IMA on the Mogote Property. On September 30, 2003, the Company, IMA and IMASA entered into an amendment to the March 6, 2003 agreement. The amendment provided that the amount of the expense reimbursement as of September 30, 2003 was $192,952 and provided that the Company would be the operator of the Mogote property. As at December 31, 2003, the Company had reimbursed IMA and IMASA $192,952 and $4,902 remained outstanding and is included in amounts payable. As of June 30, 2004, the remaining $4,902 had been paid. As at December 31, 2003 the Company had issued 100,000 of its common shares to IMA at a recorded amount of $45,000. In July 2004 the Company issued 100,000 shares to IMA/Golden Arrow with a deemed value of $40,000.

On April 8, 2004, the Company, IMA and IMASA entered into a further agreement whereby the Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing an additional 300,000 common shares (which have been issued to IMA, at a deemed price of $279,000) and expending an aggregate of US$3 million on exploration expenditures over a three year period. IMA's and IMASA's rights and interests under this agreement were assigned to Golden Arrow and IMAUSA, respectively, effective July 7, 2004. See "Item 4. Information on the Company - History and Development of the Company."

The Company has committed to spend the initial US$1,000,000 by May 30, 2005. The Company received approval from the TSX Venture for this transaction on April 22, 2004. Joseph Grosso, Nikolaos Cacos and David Terry, officers and/or directors of the Company, are also officers and/or directors of IMA and Golden Arrow. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

As of September 30, 2004, the Company had expended $601,042 in acquisition costs and $632,434 in exploration expenses on the Mogote Property. See "Item 4. Information on the Company - Plan of Operation."

REGIONAL AND LOCAL GEOLOGY

The property is underlain by basement rocks of the Permian age Choiyoi Group, which are faulted against and overlain by Tertiary age volcanic rocks. The Mogote region has been subjected to multiple volcanic and intrusive events dating from middle Miocene (~13.65 million years ago) back at least as far as the Permo-Triassic (~250 million years ago), which management believes makes the area particularly attractive for mineral exploration.

EXPLORATION HISTORY

A brief geological reconnaissance took place in March-April 2000, during which 21 rock and talus samples were collected. Anomalous samples came from zones with clay and/or iron alteration. In November-December 2000, a reconnaissance geological and geochemical sampling program was carried out over the property. This work outlined an area measuring approximately 3 kilometres E-W near the northern property boundary which returned a high proportion of anomalous copper and gold results in both rock and sediment samples. In March of 2001 IMA entered into a Joint Venture agreement with Rio Tinto Mining and Exploration Limited who carried out an eight day program commencing March 11, 2001 which was terminated by weather. Work accomplished included road construction, talus fines and rock chip sampling and resulted in the identification of the Filo Este and Filo Central targets which both displayed aspects of porphyry copper-gold and high sulphidation epithermal precious metal systems. During January 2003 IMA carried out a four week detailed surface exploration program of mapping and geochemical sampling. The results significantly expanded the gold-copper exploration potential of the project.

During the period November 17 through December 14, 2003, the Company carried out an exploration program comprising detailed geologic mapping, ground magnetics, induced polarization ("IP") geophysics, trench sampling, and surface geochemistry in the northern part of the property. The work was focused on two major zones of copper-gold mineralization, Filo Este and Filo Central, and one zone of high sulphidation epithermal alteration, Zona Colorada. The copper-gold mineralization is characterized by strongly anomalous values in copper and gold related to potassic alteration of a Miocene (23.8 to 5.3 million years ago) diorite porphyry system. The high sulphidation alteration is the upper level expression of a separate, but similar diorite porphyry. The work indicated the presence of a major mineralized porphyry beneath the Filo Este zone of potassic and propylitic alteration. Mineralization is hosted within volcanic breccias and phases of the Miocene diorite porphyry which have undergone moderate to strong porphyry-type alteration. Hydrothermal mineralization consisted of copper sulphide minerals chalcopyrite and bornite within quartz veins and as wallrock disseminations. Recent supergene (surface-enriched) oxidation has altered the primary copper minerals to various copper oxide and sulphate minerals including malachite and antlerite.

A 600 metre trench was excavated over the Filo Este zone of potassic alteration and encountered 510 metres of continuous mineralization that averaged 0.196% copper and 0.331 ppm gold. Mineralization consisted of fracture controlled sulfates and oxides and as disseminations in wallrock and quartz veins. Copper minerals were approximately 80% oxide and 20% sulfides with the sulfides consisting of chalcopyrite and bornite. Ground magnetics suggest a shallow porphyry system underlying Filo Este ridge with strong magnetite alteration that covers an area of at least 1.5 kilometres by 800 metres. The shallow depth of intrusion is indicated by a steep magnetic gradient which management believes is consistent with the level of exposure of alteration and mineralization. Two other distinct magnetic sources were encountered at Filo Central and underlying the East Cirque area. The IP indicates several distinct copper sulfide bodies of 2-4% sulfide that are coincident with magnetite alteration on Filo Este.


MARCH 2004 DRILLING - FILO ESTE


In March 2004, the Company carried out a 1,475 metre, 5 hole diamond drill program and conducted further geological mapping and talus fine sampling on the northern part of the Mogote property. The drilling tested a portion of the Filo Este porphyry target to a depth of up to 495 metres over a strike length of 860 metres and a width of approximately 250 metres. Hole MOG-04-1 had to be abandoned at 71.6 metres and hole MOG-04-1A was drilled from the same location to target depth. Highlights of the drill results are provided in table form below.

     -----------------------------------------------------------------------------------------------------------

                                                                          ppm          ppm          %

     -----------------------------------------------------------------------------------------------------------
     Drillhole           Total Depth   From        To          Interval   Gold         Silver       Copper
     -----------------------------------------------------------------------------------------------------------
                         (metres)      (metres)    (metres)    (metres)   (LWA)        (LWA)        (LWA)
     -----------------------------------------------------------------------------------------------------------
     MOG-04-1            71.6          2.0         70.0        68.0       0.43         13.9         0.244
     -----------------------------------------------------------------------------------------------------------
     MOG-04-1A           495.3         6.0         495.3       489.3      0.23         2.6          0.170
     -----------------------------------------------------------------------------------------------------------
     Including                         258.0       424.0       166.0      0.19         2.2          0.243
     -----------------------------------------------------------------------------------------------------------
     And                               308.0       396.0       88.0       0.20         1.9          0.290
     -----------------------------------------------------------------------------------------------------------
     MOG-04-2            315.4         2.0         315.4       313.4      0.16         1.9          0.171
     -----------------------------------------------------------------------------------------------------------
     Including                         196.0       315.4       119.4      0.21         2.8          0.248
     -----------------------------------------------------------------------------------------------------------
     MOG-04-3            300.0         6.0         300.0       294.0      0.11         1.3          0.078
     -----------------------------------------------------------------------------------------------------------
     MOG-04-4            292.9         2.0         292.9       290.9      0.23         3.1          0.104
     -----------------------------------------------------------------------------------------------------------

In addition to the drill program, regional surface work was carried out on Filo Central and other targets in March 2004 to advance them to the drill-ready stage. This work comprised detailed mapping, additional step-out talus sampling and road/trench construction. Talus fine sampling on the Filo Central target, defined by a strong magnetic signature coextensive with highly anomalous surface geochemistry, has now extended the surface copper-gold geochemical anomaly of greater than 0.1 ppm Au and 500 ppm Cu to 4,000 x 800 metres. Within this anomaly is a 600 x 400 metre area of greater than 0.5 ppm. Management believes Filo Central is a high priority target for the next phase of exploration on Mogote.

A short surface program was commenced in early November 2004 to prepare for a drill program to test the Filo Central target, and to further test the Filo Este target, which started in early 2005.


JANUARY-FEBRUARY 2005 DRILLING - FILO ESTE AND FILO CENTRAL



Between mid-January and early February 2005 the Company completed a Phase II 2,577 metre 9-hole RC drill program on the Mogote project. Of the nine holes, four were found to contain significant gold-copper mineralization hosted in porphyry or in metamorphosed volcanic sediments at the margin of porphyry.



All the Phase II drill holes were sited to test strong areas of potassic-altered intrusive porphyries within the Filo Este and Filo Central anomalies, defined by strong magnetics, highly anomalous copper and gold geochemistry and surface alteration. Five holes were completed on Filo Este over an east-west strike extent of 1.4 kilometres spanning a north-south distance of 720 metres. The remaining four holes were spaced out over 1.6 kilometres of strike length along Filo Central. All drill holes were located on the Argentina side of the international border.





The significant intercepts include:





    ----------------------------------------------------------------------------------------------------
                                                                             ppm       ppm          %
    ----------------------------------------------------------------------------------------------------
                              Total
     Drillhole     Zone       Depth      From         To       Interval     Gold      Silver     Copper
    ----------------------------------------------------------------------------------------------------
                             (metres)  (metres)    (metres)    (metres)     (LWA)     (LWA)       (LWA)
    ----------------------------------------------------------------------------------------------------
       MOG-6       Este        250         0         250          250       0.22                  0.083
    ----------------------------------------------------------------------------------------------------

                                      -28-

    ----------------------------------------------------------------------------------------------------
                                                                             ppm       ppm          %
    ----------------------------------------------------------------------------------------------------
                              Total
     Drillhole     Zone       Depth      From         To       Interval     Gold      Silver     Copper
    ----------------------------------------------------------------------------------------------------
                             (metres)  (metres)    (metres)    (metres)     (LWA)     (LWA)       (LWA)
    ----------------------------------------------------------------------------------------------------
     including                            176        246          70        0.36       3.0        0.158
    ----------------------------------------------------------------------------------------------------
       MOG-7       Este        287         0         287          287       0.25       3.0        0.107
    ----------------------------------------------------------------------------------------------------
       MOG-8       Este        300         4         142          138       0.47       2.0        0.093
    ----------------------------------------------------------------------------------------------------
      MOG-12       Este        300        214        276          62        0.30       1.1        0.140
    ----------------------------------------------------------------------------------------------------



All significant intercepts were from holes on Filo Este. Drill holes MOG-7, 8, and 12 are all located in the northwest corner of the property and in the northwestern portion of the Filo Central anomaly. These holes were all hosted in, or spatially related to, a newly mapped occurrence of fine-grained intrusive porphyry that is interpreted as an early porphyry phase that typically alters to potassic or intermediate argillic assemblages.



Copper and gold mineralization in the drill holes was related to potassic quartz-biotite alteration and directly related to early vein density and local silicification. Vein hosted and disseminated sulfides include chalcopyrite, pyrite, and minor bornite.



The 2005 Phase II drill program was carried out under the supervision of project geologist Steven K. Jones, M.Sc., C.P.G. Assays for the drilling program were performed by Alex Stewart Labs, Mendoza, Argentina, an internationally recognized assay service provider. The Company is currently reviewing the data from the recent drill program in conjunction with all other exploration data from the property to formulate plans for the project going forward. Therefore, the Company has no current detailed plans to conduct exploration on the property and has not budgeted any funds for further work at this time.

                                      MAP A

                [LOCATION MAP OF THE SAN JUAN PROVINCE, ARGENTINA
                   SHOWING THE LOCATION OF THE MOGOTE PROJECT]

                                      MAP B

                 [LOCATION MAP OF THE CHUBUT PROVINCE, ARGENTINA
                       SHOWING THE LOCATION OF THE CHUBUT
                PROPERTIES: NUEVA RUTA, LOMA ALTA AND LAGO PICO]

                                      MAP C

                 [LOCATION MAP OF THE AREQUIPA DEPARTMENT, PERU
                 SHOWING THE LOCATION OF THE ESPERANZA PROPERTY]

                                      MAP D

                 [LOCATION MAP OF THE ROY AND HILLS PROPERTIES,
                             NYE COUNTY, NEVADA, USA
              SHOWING THE LOCATION OF THE ROY AND HILS PROPERTIES]

OTHER PROPERTIES

ESPERANZA PROJECT

On August 24, 2004 the Company signed a Letter of Intent with Arcturus Ventures Inc. to purchase up to an 80% interest in the Esperanza property. The 4,000 hectare Esperanza property is located in the province of La Union in the department of Northern Arequipa and is approximately 600 kilometres southeast of Lima. See Map C. Access to the property from the city of Arequipa is via paved road to Chuquibamba followed by a well-maintained loose gravel surface road to Cotahuasi and finally Puica. From Puica the property is approximately 4 hours on horseback. The nearest electrical grid is to Puica, a distance of approximately 3 kilometres from the property boundary. An alternative way to access the property is via a new power line road located approximately 15 kilometres to the east of the property. From Orcopampa the power line road can be accessed and a four-wheel drive trail can be navigated to within 800 metres of the southeastern corner of the property.

An initial 55% interest in the Esperanza project may be earned by incurring $750,000 in work expenditures over three years, issuing 250,000 common shares (25,000 shares have been issued with a deemed value of $10,250) and making a one-time payment of $40,000 to Arcturus (which the Company has paid). By taking the property up to the bankable feasibility stage within three years of earning the initial 55% interest and issuing a further 260,000 shares, the Company may earn an additional 25% interest. This Letter of Intent was subject to TSX Venture approval, which was subsequently received. In order to maintain the 4,000 hectare property in good standing a cannon of US$12,000 per annum must be paid to the Peruvian Government.

The Esperanza property is at an early exploration stage. It covers a three-kilometre long epithermal system which encompasses four known zones where numerous old workings occur. Other than a limited surface program of rock sampling and soils sampling conducted by Arcturus, no known modern exploration has previously been used in the area. Management believes the property has significant potential for bulk-tonnage style gold mineralization. The prospective Tacaza volcanics unit, which underlies the property, is characterized by widespread epithermal alteration and elevated gold content. Gold-bearing quartz veins and related epithermal alteration extend upwards into overlying rock units. Exploration at Esperanza can be conducted year-round and road access is to within 800 meters of the property boundary.

In November, 2004 the Company commenced a phase I surface exploration program on the property. The work was carried out over the course of four weeks with a two week break in the middle. The work comprised detailed surface prospecting, sampling and mapping. On February 10, 2005, the Company issued a news release discussing the results of the phase I surface program. The work resulted in the discovery of two significant new gold anomalies, Zona Ventana and Zona Afuera. In addition, detailed sampling conducted along the previously known 3-kilometre-long epithermal gold trend confirmed and expanded upon these gold targets. At Zona Ventana anomalous gold occurs over at least 1,000 length and spans a vertical interval of 150 metres; the width remains open. Zona Afuera was discovered two kilometres to the southeast and immediately outside of the property boundary. The Esperanza property was been expanded to include this target and is now 4,000 ha in size. A total of 138 rock samples and 44 soil samples were collected during the Phase I surface program

ZONA VENTANA

Zona Ventana (The Window Zone) is characterized by clay-altered and variably silica-altered volcanic tuff exposed in a north-northeasterly trending stream valley in the southeast sector of the Esperanza property. This altered and mineralized unit is overlain by flat-lying unaltered tuff. The zone is at least 1000 meters long and is defined by numerous samples strongly anomalous in gold and epithermal pathfinder elements silver-arsenic-antimony-mercury. Gold anomalies span a vertical interval of 150 metres; the width of the mineralized zone is currently not defined. Various styles of silica alteration are evident. Structural control on the altered and mineralized zones at Ventana is manifested as both north-northwest oriented structures with and northeast-trending veins parallel to the Wayra-Huanca trend.


83 composite rock chip samples (average sample length 5 meters) were collected from Zona Ventana.

ZONA AFUERA


Zona Afuera is located two kilometers south-southwest of Zona Ventana. Mineralization at Zona Afuera is hosted by hydrothermal breccias characterized by volcanic fragments in a siliceous matrix. These breccia bodies outcrop as isolated knobs in an alpine plain. Gold assays were anomalous in 3 out of 6 rock samples collected. These included chip samples of 0.65 ppm gold across 8 metres,
0.403 ppm gold across 6 metres and 0.358 ppm gold across 6 metres.


Collectively Zona Ventana and Zona Afuera exhibit the geological setting, alteration characteristics and geochemical signature of the upper level of an epithermal gold system. The large area over which alteration and mineralization occurs in the Ventana-Afuera area significantly enhances the potential for discovery of a bulk-tonnage epithermal gold deposit. The next phase of work on the property will include further detailed mapping and sampling of Zona Ventana and Zona Afuera and ground geophysics to outline silica-altered zones and structures for drill-testing.

Detailed sampling along the previously known 3-kilometre-long epithermal gold trend confirmed and expanded upon gold anomalies. Veins and associated mineralization occur along a northeast-oriented structural trend that is a regionally prominent structural fabric. Further work along the trend will include soil sampling and detailed mapping.

The next phase of work on the Esperanza Project will include detailed mapping, sampling and ground geophysics and is budgeted at $120,000. The work is scheduled to commence after the "rainy season" which occurs in the January to March time period. The work program is being conducted by John A. Brophy, Professional Geoscientist.

The Company is unable to determine the costs of a feasibility study, or even if such a study is warranted, until substantially more information is available. There are no assurances that the Company will be able to bring the property to the bankable feasibility stage.

As of September 30, 2004, the Company had spent $50,250 in acquisition costs and had not incurred any exploration expenses on the Esperanza property. See "Item
4. Information on the Company - Plan of Operation."


NEVADA, USA, PROPERTIES



In March, 2005, pursuant to an agreement dated December 31, 2004, with Steven K. Jones, M.Sc., C.P.G., the Company acquired two claim blocks in the Roysten Hills area of Nye County of west central Nevada. See Map D. Mr. Jones, as agent for the Company, staked the claims on behalf of the Company in November 2004 and the Company advanced all of the costs associated with staking the claims during the last quarter of fiscal 2004. Mr. Jones is an arm's length third party.



As of the date of this registration statement, the Company owns 100% of the 478 ha (1,180 acre) Roy claim block and the 227 ha (560 acre) Hills claim block. In order to retain the claims, the Company must pay US$7,375 per year to the U.S. Bureau of Land Management prior to September 1st and US$619 per year to Nye county prior to November 1st. To retain the Hills claims the Company must pay US$3,500 per year prior to September 1st to the U.S. Bureau of Land Management and US$294 each year to Nye county prior to November 1st. As of December 31, 2004, the Company had expended approximately $77,304 for the acquisition and exploration of the Roy and Hills claim blocks and other generative work in Nevada.



The Roy property is located 56 kilometres northwest of Tonopah and the Hills property is located 65 kilometres northwest of Tonopah. The properties are both located adjacent to the Pole Line road. Access to the property is by truck from Tonopah. There is no power available on the properties. The nearest power is available within less than 50 kilometres from the properties.



The Roy property is a gold-silver epithermal system while the Hills property is a silver-gold epithermal system. Both the Roy and Hills claim blocks are underlain by volcanic rocks that have undergone epithermal alteration and mineralization prior to being covered by younger volcanic sediments and gravels. Work to date on the Roy and Hills properties includes surface mapping, geological sampling, and a ground magnetics survey carried out by Quantec Geophysica along 200 meter-spaced lines with 10 meter-spaced sample points.

As of the date of this registration statement, the Roy and Hills claim blocks are without known reserves and the Company's proposed programs are exploratory in nature.



Based upon the results of the exploration work, the Company has selected targets for drill testing. The Company plans to test the Roy and Hills properties with a 1,200 metre 8-hole program in the fall of 2005. The budget for this program is US$100,000. The holes would test zones of alteration with associated surface gold and pathfinder element anomalies, as well as and in conjunction with targets identified through interpretation of structures and alteration zones from the ground magnetics survey. The association of gold deposits in Nevada with structures, altered volcanic rocks, and gold and pathfinder elements is well documented and, as such, management believes the Roy and Hills projects are excellent exploration targets. Steven K. Jones, M.Sc., C.P.G., will be responsible for overseeing the drill program when it is carried out.



ROY PROPERTY



The Roy mineral system is largely a covered anomaly with few outcrops of anomalous alteration that are seen through the lacustrian and gravel cover. Several short rotary drill holes were found testing the more silicified alteration on the Roy property, but the majority of alteration and covered potential remain untested by drilling. Outcropping alteration is found over an area of 1.5 by 1.5 kilometres.



Three separate zones of alteration were mapped and sampled at the Roy property with the most significant silicified alteration found on a 400 metre long outcrop within the Southern Zone. Alteration in the Southern Zone consisted of moderately silicified and quartz veined dacite flows along a narrow structural trend that also underwent pervasive argillic wallrock alteration throughout the zone. A number of grab samples were collected returning anomalous gold values and epithermal pathfinder elements.



The Northern Zone of alteration on the Roy property is characterized by weakly silicified volcanic flows contained within moderate argillic wallrock alteration. The Roy property encountered four large magnetic low anomalies that are situated along a regional, east-west trending magnetic linear that is interpreted to be a district-scale controlling structure. The size of the Roy alteration system is similar in scale and alteration type to the historic Tonopah District which produced over 3 million gold equivalent ounces from underground operations. Previous drilling has never been conducted on the magnetic low targets.



HILLS PROPERTY



The silver-rich Hills property is located 7 kilometers northwest of the Roy claims. It hosts one significant zone of alteration that measures 1.0 by 0.5 kilometres and is characterized by pervasive sericite-pyrite alteration that hosts moderate sheeted and stockworked calcite veins up to 1.0 centimeter in width. The alteration is hosted in volcanics of probable Oligocene age. Several grab samples were weakly anomalous in silver and gold. The alteration areas are moderately anomalous in antimony, manganese, and arsenic, and is believed to be the upper levels of an epithermal system due to the pervasive degree of calcite-phyllic alteration. Significant covered potential also exists on the Hills property that has not had previous drilling or surface sampling.



The Hills property ground magnetics encountered a district-scale, east-west trending magnetic gradient with most surface alteration found within the magnetic low. Management believes the calcite-veining present within the target areas is indicative of the upper levels of an epithermal vein system.


CHUBUT PROJECT

The Company entered into a Property Purchase Agreement, dated March 6, 2003, with IMA and IMASA whereunder the Company acquired a 100% interest in certain mineral exploration properties located in the Province of Chubut, Argentina, consisting of three (3) cateos known as Lago Pico, Loma Alta and Nueva Ruta. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions." In consideration therefor, the Company issued 500,000 of its common shares to IMA. These shares had a deemed value of $22,000 or $0.044 per share (when the Property Purchase Agreement was negotiated), which at the time was IMA's recorded cost for these properties. These shares were approved for issuance, as additional shares to be issued, in conjunction with the Company's initial public offering. When the shares were issued in November 2003 they were recorded at a deemed value of $225,000 ($0.45 per share - which was the initial public offering issue price). IMA and IMASA (now Golden Arrow and IMAUSA) retained a 3% net smelter returns royalty in respect of such properties and the Company agreed to pay a cash bonus of US$250,000 to IMA (now Golden Arrow) at such time as a decision to place any of the properties in commercial production is made, of which there are no assurances. See "Item 4. Information on the Company - History and Development of the Company." IMA's and IMASA's rights and interests in the agreement were transferred and assigned to Golden Arrow and IMAUSA, on July 7, 2004.

         LAGO PICO

         The Company holds a 100% interest in the Lago Pico cateo which covers 10,000 hectares of ground. The property is reached from Esquel, in Chubut Province, Argentina by traveling 70 kilometres south along Route 17 to Corcovado and then traveling 80 kilometres to the south of Corcovado along Route 44. See Map B. The property is four-wheel drive accessible along secondary roads from the Pueblo of Rio Pico, a distance of less than 10 kilometres. The property has no infrastructure and no electrical power. The property is prospective for low sulphidation epithermal gold deposits. This area was staked on the strength of prospective Jurassic (213 to 145 million years ago) volcanic host rocks, regional prospecting reports of large silica altered zones, and anomalous features in regional magnetic data. Airborne reduced-to-pole magnetics show a prominent circular feature in an area underlain by Jurassic volcanic rocks. These features are considered to be regionally prospective for structurally-controlled epithermal deposits. No exploration work has been carried out on the property to date.

         LOMA ALTA

         The Loma Alta cateo, held 100% by the Company, covers 10,000 hectares and covers an area of prospective Jurassic volcanic rocks between known mineralization in the Putrachoique and Arroyo Cascada areas. The property is reached from Esquel, in Chubut Province, Argentina by traveling 70 kilometres south along Route 17 to Corcovado and then traveling 35 kilometres to the east on Route 17 before leaving the highway and taking secondary and four-wheel drive roads 10 kilometres south to the property. See Map B. The property has no infrastructure and no electrical power. Jurassic volcanic rocks of the Lago de la Plata Formation are mapped as being intruded by Upper Cretaceous (145 to 65 million years ago) or younger intrusive rocks. Airborne magnetic data suggests that a large intrusive body may underlie the cateo. The Company's geologists consider this to be a high priority target for both intrusive-related and more distal styles of mineralization. No exploration work has been carried out on the property to date.

         NUEVA RUTA

         The Company holds a 100% interest in the Nueva Ruta cateo which covers 4,180 hectares. The property is reached from Esquel, in Chubut Province, Argentina by traveling 70 kilometres south along Route 17 to Corcovado and then traveling 23 kilometres to the east on Route 17. The property is bisected by the highway. Other parts of the property are four-wheel drive accessible. See Map B. The Nueva Ruta cateo covers a portion of a large alteration/mineralized zone. The property has no infrastructure and there is no electrical power. No exploration work has been carried out on the property to date.

As of September 30, 2004, the Company has spent $225,000 in acquisition costs (represented by the deemed value of the common shares issued) and had not incurred any exploration expenses on the Chubut properties. See "Item 4. Information on the Company - Plan of Operation."

At the time the Company acquired the Chubut Properties, the Company intended to explore the properties for mineralization; however, the provincial government of Chubut Province, Argentina has enacted certain anti-mining laws banning the use of cyanide and open-pit mining in metallic extraction in the Province of Chubut. As a result, the Company has decided not to proceed with any exploration work on these properties until changes in mining laws in Chubut Province have been clarified. The Company does not know if, or when, such clarification will occur;

therefore, the Company has not budgeted any funds for exploration of these properties during the period from October 1, 2004 through June 30, 2005.

PLAN OF OPERATION

As of September 30, 2004, the Company had working capital of approximately $2,100,000.


Reconnaissance programs designed to identify properties for staking in high potential mineral belts in southern Peru, Nevada and western Canada are ongoing and the projected budgets for these programs may be adjusted up or down dependent on results. Except for the staking of the Roy and Hills claims in Nevada during March 2005, as of the date of this registration statement, no additional properties have been acquired by the Company in Peru, Nevada or western Canada. In addition, the Company is continually evaluating property submittals and opportunities in a number of prospective jurisdictions and has an active property review program. As prospective opportunities are identified from this program, additional funds may be allocated to acquisitions and exploration work based on the recommendations of management and the board of directors.



In January, 2005 the company commenced a Phase II drilling program on the Mogote Property. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project." An initial A 2,577 metre reverse-circulation drill program in conjunction with further surface sampling, trenching and mapping was budgeted at $500,000. The Company is reviewing the results of the exploration program and as of the date of this registration statement the Company does not know if further work is warranted on the Mogote Project. As a result, the Company has not budgeted for any further exploration programs on the Mogote Project during the first six months of 2005.


In November 2004 the Company carried out a Phase I surface exploration program on the Esperanza property. The work comprised detailed surface prospecting, sampling and mapping. A Phase II program of geophysics and trenching, in conjunction with ongoing surface work, is planned on the Esperanza gold project in Peru for the first six months of 2005 and is budgeted at $120,000. If the results of this work are positive, a drilling program to test the best targets would be considered; however, as of the date of this registration statement, the Company is unable to determine the timing of such a program and, therefore, no funds have been budgeted for such a drilling program.


The Company announced the acquisition by staking of the Roy and Hills properties in the Walker Lane district of Nevada, U.S.A. in February 2005. The Company has now completed a ground magnetics survey and has selected targets for drill testing. A $100,000 program comprising 10 RC drill holes has been budgeted to be carried out in the second half of 2005.


Reconnaissance and evaluation activities aimed at identifying properties to acquire by direct staking or through agreements with third parties are planned to continue through the first half of 2005 in Peru, Nevada and western Canada. In addition the Company will be continually evaluating submittals and other exploration opportunities as they arise. It is the aim of the Company to acquire additional properties over the next year, primarily in Peru, Nevada, or western Canada. The Company has budgeted $230,000 for these activities during the first six months of fiscal 2005. Management may have to make adjustments to the budget throughout the year, dependant upon exploration results and/or acquisition opportunities.

The table below sets forth the Company's exploration budget for the period from October 1, 2004 through June 30, 2005.

                                                                                           PROJECT TOTAL
                                                  OCTOBER -                               (OCTOBER 2004 -
                                                DECEMBER 2004       JANUARY -JUNE 2005       JUNE 2005)
                                           ----------------------------------------------------------------

         Mogote                                     $150,000               $500,000          $650,000(1)<F1>
         Esperanza (Peru)                            $60,000               $120,000             $180,000
         Nevada Properties                             - 0 -               $ 20,000             $ 20,000
         General Evaluations and
         Reconnaissance Expenditures                 $50,000               $230,000             $280,000
                                           ----------------------------------------------------------------

         TOTAL                                      $260,000               $870,000           $1,130,000
                                           ================================================================

         (1)<F1> As of the date of this registration statement these funds have all been spent and no further funds have been allocated for exploration on the Mogote property for the period from March 31, 2005 through June 30, 2005.


The Company owns a 100% interest in 3 cateos in western Chubut Province, Argentina. No work is planned for these properties in the immediate future.


The Company believes it has sufficient financial resources to conduct all of the planned exploration of its mineral property interests and to fund its ongoing overhead expenses during the 12 months from April 1, 2005 to March 31, 2006. In the future, the Company may need to raise additional capital through the sale of its equity securities to fund further exploration activities. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources." The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company. In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.


See "Item 6. Directors, Senior Management and Employees - Employment Agreements
- Grosso Group."


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the financial position, changes in financial position and results of operation of the Company for the fiscal years ended December 31, 2003, 2002 and 2001 should be read in conjunction with the accompanying audited financial statements of the Company and related notes included therein. The discussion for the nine months ended September 30, 2004 and 2003 should be read in conjunction with the accompanying interim financial statements of the Company and the related notes included therein.


The Company's financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the period presented with US GAAP except for the differences noted in Note 10 of the Company's audited financial statements for the years ended December 31, 2003, 2002 and 2001 and Note 8 of the Company's financial statements for the nine months ended September 30, 2004 and 2003, which are included herein. The noon rate of exchange on April 25, 2005, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$1.2372 (US$0.8083 = CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company since its incorporation. The Company does not engage in hedging activities.


The Company's financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge liabilities in the normal course of business.

OVERVIEW

The Company was incorporated on April 11, 2000 and remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina. In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture under the symbol "AMS".


The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties, and potentially joint venturing these properties depending on the evaluation of the property. The Company has been focusing on conducting an exploration program on the Mogote Property in Argentina and budgeted $650,000 for work on the Mogote Property for the period from September 2004 through June 2005; however, as of the date of this registration statement, the Company is reviewing the results of the exploration program on the Mogote Property and has not budgeted any funds for further exploration on the Mogote Property. The Company has an initial budget of $180,000 for work on the Esperanza property in Peru for the period from September 2004 through June 2005. All of the Company's material mineral property interests are located in Argentina. The Company is currently reviewing other mineral property interest opportunities in South and North America and has budgeted $280,000 for the period from September 2004 through June 2005. During March 2005, the Company staked the Roy and Hills claim blocks in Nevada. See "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Nevada, USA, Properties."


RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2003

During the nine months ended September 30, 2004 the Company reported a net loss of $685,075 ($0.05 per share), an increase in loss of $626,609 from the $58,466 loss ($0.02 per share) for the nine months ended September 30, 2003.

General and administrative costs in 2003 were nominal as the Company had just negotiated a number of mineral property agreements and had not yet commenced significant corporate or exploration activities. In addition, the Company did not commence its efforts to begin its initial public offering until the second quarter of 2003. A total of $60,886 of general and administrative costs were incurred in 2003. The 2004 period represents the first full nine month period since the Company completed its initial public offering and became a publicly-traded company. A total of $691,837 of general and administrative costs were incurred in the nine months ended September 30, 2004. Significant expenditures were incurred in 2004 in the following categories:


- Investor relations ($44,175) is comprised of a monthly fee of $7,500 paid to Raven Capital for market awareness and investor relations for January to April. The arrangement with Raven Capital was terminated in April. Ridgecrest Capital S.A. was retained to provide consulting services for the Company with European investors and was paid fees of $14,175. Ridgecrest was to provide public relations advisory services that included the completion of a comprehensive communications program to introduce the Company to German-speaking financial investors in Europe. The arrangement with Ridgecrest was terminated in December 2004.

- Management fees ($54,026) represents fees charged by the President of the Company pursuant to an employment agreement.
- Professional fees ($73,307) include fees (pursuant to a contract for services) and a $25,000 relocation allowance paid to the Company's Vice-President, Exploration.
- Legal fees ($36,437) have increased due to costs related to the preparation and filing of the Company's Form 20-F registration statement and increased corporate legal costs for its activities.
- Administration costs ($50,247) and rent ($29,120) paid to IMA for the provision of administration services and for rent under a cost sharing arrangement.
- Corporate development ($74,216) includes $16,800 of investment conference sponsorships and $56,000 for professional services.
- Travel ($27,389) principally related to attendance at conferences and presentations.

- General exploration ($61,857) comprises payments and expenses incurred in the review of various mineral properties.
- Stock-based compensation ($131,805) is the estimated fair value of stock options granted to employees, directors and consultants.

During 2004 the Company incurred $539,951 of exploration expenditures on the completion of the Phase I diamond drilling program on the Mogote Property. In addition, a total of $84,734 of foreign value added taxes were also recorded as part of mineral resource interests and deferred exploration costs. The Company also issued 300,000 common shares to IMA, with a deemed value of $279,000, to earn an additional 24% interest in the Mogote Property, pursuant to the April 8, 2004 agreement between the Company and IMA. On July 7, 2004 IMA's rights and interests under these agreements were assigned to Golden Arrow. In July 2004 the Company issued 100,000 shares to Golden Arrow, with a deemed value of $40,000, as required under the agreement.

During 2004, the Company completed a number of private placements of common shares to raise gross proceeds of $2,891,350, of which $658,350 had been received by the Company at December 31, 2003. The Company also received a further $281,040 from the exercises of warrants and an option during 2004.

FISCAL YEAR ENDED DECEMBER 31, 2003 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2002

During 2003, the Company reported a loss of $405,756, an increase of $379,498, compared to a loss of $26,258 in 2002. General and administrative expenses of $409,248 was reported in 2003, a significant increase of $382,634 from $26,614 in 2002. The Company was inactive from its inception on April 11, 2000 until late in 2002, when it commenced raising equity financing. Activities continued in earnest in 2003 as the Company conducted a number of financings, negotiated mineral property acquisition agreements and successfully completed an initial public offering and listing on the TSX Venture. Accordingly, significant costs were incurred in 2003. The Company incurred significant accounting, audit, legal and professional fees with respect to the review of property acquisitions, general corporate matters and increased activities. Advertising, office and travel expenses were incurred on the implementation of a market awareness program and investor relations. The Company also incurred management fees of $25,000 for services rendered by the President of the Company. In addition, during 2003 the Company recorded a non-cash charge of $252,000 attributed to the granting of stock options to employees, directors and consultants. The compensation charge is an estimate of the fair value of the stock options based on a pricing model using assumptions and estimates.

During 2003, the Company acquired interests in the Mogote and Chubut Properties. As at December 31, 2003, the Company had recorded $197,854 for reimbursement to IMA for past costs incurred, issued 100,000 common shares at a fair value of $45,000, and incurred $39,188 in additional property costs and $164,768 in exploration expenditures during the Phase I drill program on the Mogote Property. No exploration activities had been conducted in 2003 on the Chubut Properties, with the Company issuing 500,000 common shares at a fair value of $225,000 for their acquisition.

During 2003, the Company completed a number of special warrant financings to raise gross proceeds of $363,900. This was followed by the Company's initial public offering to raise $675,000. A further $5,000 was received on the exercise of warrants. During 2002, the Company received $79,999 from its seed capital financing.

FISCAL YEAR ENDED DECEMBER 31, 2002 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2001

During 2002 the Company reported a loss of $26,258 an increase of $26,142 from the 2001 loss of $116 when the Company was not active. In late 2002 the Company commenced its activities which consisted of preparations for the acquisition of mineral properties and its financings.

LIQUIDITY AND CAPITAL RESOURCES


As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company's financial institutions. The Company has financed its activities through the sale of its equity securities. To date the Company has raised approximately $5,095,549 in cash through the sale of securities.

As at September 30, 2004, the Company had total assets of $3,816,229 and working capital of $2,150,734. The Company budgeted US$260,000 for exploration during the remainder of 2004 including the exploration program on the Mogote Property and is proposing a budget of $1,130,000 for exploration on the Mogote, Esperanza and Nevada properties and for general evaluation and reconnaissance work during the first six months of fiscal 2005. See "Item 4. Information on the Company - Plan of Operation." During March 2005, the Company closed a private placement of units and raised net proceeds of approximately $845,549. Management believes the Company has sufficient working capital to fund the Company's ongoing activities, exploration plans and current property commitments for the next 12 months. See "Item 4. Information on the Company - Plan of Operation" and "Item 5. Operating and Financial Review and Prospects - Tabular Disclosure of Contractual Obligations." While, at this time, there are no specific plans to seek additional funding it is anticipated that the Company may raise additional funds through the issuance of its share capital. The Company estimates its cash requirements for the nine months from October 1, 2004 through June 30, 2005 will be as follows: property payments and exploration budget of $1,494,253 and overhead expenditures of $900,000. The details of any additional funding will be determined by market conditions and the Company's cash needs at the time of such funding. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims.


The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources. The Company keeps substantially all of its cash and cash equivalents in Canadian dollars. A portion of the Company's cash is kept in a US$ bank account.

RESEARCH AND DEVELOPMENT

See "Item 4. Information on the Company - Business Overview - Dispositions" and "Item 4. Information on the Company - Business Overview - Exploration Expenditures."

TREND INFORMATION

None of the Company's assets are currently in production or generate revenue.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                                               PAYMENTS DUE BY PERIOD(2)<F2>
                                                         LESS THAN                                    MORE THAN
                                          TOTAL           1 YEAR         1-3 YEARS     3-5 YEARS       5 YEARS
    -------------------------------------------------------------------------------------------------------------
    CONTRACTUAL OBLIGATIONS(1)<F1>       $275,000        $128,000        $147,000         -0-            -0-
    -------------------------------------------------------------------------------------------------------------
    TOTAL                                $275,000        $128,000        $147,000         -0-            -0-
    =============================================================================================================

(1)<F1> The payments shown are option payments due under the Company's agreement with Golden Arrow Resources relating to the Mogote Project. The December 2004 option payment has been paid in the amount of US$59,000. The vendors will have the right to receive a royalty of 0.5% NSR, up to a maximum of US$500,000. See "Item 4 - Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project."


(2)<F2> As of December 31, 2003. Subsequent to December 31, 2003, the Company acquired an option on the Esperanza property in Peru. See "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Esperanza Project." In connection with the acquisition, the Company made a payment of $40,000. Subsequent to December 31, 2003, the Company staked mineral claims in Nevada. In order to maintain its interest


                                      -42-


in the claims, the Company must make aggregate annual payments of approximately US$11,788. See "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Nevada, USA, Properties."


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this registration statement, are as follows:

                                                                                TERM OF OFFICE
NAME                                     POSITION WITH THE COMPANY              (FOR EACH OFFICE HELD)

Nikolaos Cacos                           President                              April 2000 to present
                                         Chief Executive Officer                April 2000 to present
                                         Director                               April 2000 to present

Joseph Grosso                            Chairman                               February 2004 to present
                                         Director                               February 2004 to present


Jerry A. Minni                           Chief Financial Officer                August 2003 to March 2005
                                         Secretary                              August 2003 to March 2005
                                         Director                               November 2002 to present


David Terry                              Vice President - Exploration           March 2004 to present

Robert Coltura                           Director                               August 2002 to present

Lindsay Bottomer                         Director                               February 2004 to present


Arthur Lang                              Chief Financial Officer                March 2005  to present



Mar Bergstrom                            Corporate Secretary                    March 2005 to present




Each director's and officer's term of office shall expire at the Company's next annual general meeting. The Company does not have an executive committee or a compensation committee. The Company's audit committee is responsible for reviewing the Company's financial statements before they are approved by the Company's directors.

There are no family relationships between any directors or executive officers of the Company. To the best of the Company's knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the Company's officers or directors was selected as an officer or director of the Company.

The Company is an exploration stage junior exploration company. As such, management does not believe the Company requires full-time employees. The Company's needs will be dependent upon its level of exploration programs and financial condition. The officers and directors of the Company will devote as much time as is needed.

Set forth below are brief descriptions of recent employment and business experience of the Company's officers and directors.

NIKOLAOS CACOS (AGE 38), PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

Mr. Cacos is the President, Chief Executive Officer and a Director of the Company and provides his services to the Company on a part-time basis. Mr. Cacos has served the Company in this capacity since April 11, 2000, and will devote approximately 75% of his time (30 hours per week) to the affairs of the Company.

Mr. Cacos has experience in administering and providing strategic advice to public companies in a diverse range of industries. He is Corporate Secretary (1993 to present) and was a director (May 1994 to September 1996 and June 2002 to October 6, 2004) of IMA. IMA is a public company engaged in mineral exploration activities. Mr. Cacos is also a director and Corporate Secretary of Golden Arrow. Golden Arrow is a public company engaged in mineral exploration activities. It is anticipated that Mr. Cacos will be an officer and director of the Grosso Group. Mr. Cacos also has a consulting agreement with the Grosso Group and its clients.


See "Item 6. Directors, Senior Management and Employees - Employment Agreements
- Grosso Group" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Mr. Cacos obtained a Master of International Management degree from Schiller International University, Heidelberg, Germany in 1992, a Bachelor of Science degree from the University of British Columbia in 1988 and is currently enrolled in the Chartered Financial Analyst program.


JOSEPH GROSSO (AGE 67), CHAIRMAN AND DIRECTOR


Mr. Grosso has been the Chairman and a director of the Company since February 20, 2004. Mr. Grosso devotes approximately 15% of his time (six hours per week) to the affairs of the Company.

Mr. Grosso has also been a director, President and CEO of IMA since February 1990. Since December 1975, Mr. Grosso has been the President and sole shareholder of Oxbow International Marketing Corp., a private British Columbia company, through which Mr. Grosso provides services to IMA. Mr. Grosso has also the President, CEO and a director of Golden Arrow since May 2004. Since February 6, 2005, Mr. Grosso has been the President, Secretary, and a director of the Grosso Group.

See "Item 6. Directors, Senior Management and Employees - Employment Agreements
- Grosso Group" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."


JERRY A. MINNI (AGE 44),  DIRECTOR



Mr. Minni is a director of the Company and devotes minimal time to the affairs of the Company. He has served the Company as a director since November 19, 2002 and was its Chief Financial Officer and Secretary betweenAugust 27, 2003 and March 2005. Mr. Minni is a Certified General Accountant and has been engaged in a public accounting practice with J. A. Minni & Associates, Inc. since January 1991. In addition, Mr. Minni is a director and/or officer of other reporting companies.


See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."


DAVID TERRY (AGE 40), VICE-PRESIDENT, EXPLORATION



Mr. Terry is the Vice President - Exploration and provides his services to the Company on a part-time basis. Since January 1, 2005, Mr. Terry has provided his services to the Company through the Grosso Group as part of the Company's agreement with the Grosso Group. The Grosso Group has a contract with Mr. Terry for his services. Mr. Terry devotes approximately 50% of his time (20 hours per week) to the affairs of the Company. He has served the Company as Vice President
- Exploration since March 16, 2004, and Mr. Terry has been a director of IMA since May 2004. Mr. Terry is also the Vice President - Exploration and a director of Golden Arrow. It is anticipated that Mr. Terry will be an officer of the Grosso Group. Mr. Terry was a Regional Geologist with the British Columbia Ministry of Energy and Mines in Cranbrook, British Columbia from May 2001 to March 2004 and a Project Geologist with Boliden Limited, a public company engaged in mining exploration and production, prior to May 2001.

See "Item 6. Directors, Senior Management and Employees - Employment Agreements
- Grosso Group" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

ROBERT COLTURA (AGE 39), DIRECTOR

Mr. Coltura has served the Company as a director since August 2, 2002. Mr. Coltura is a businessman with significant entrepreneurial experience and, has been an Employment Coordinator of Destinations, a division of Grant Thornton, Chartered Accountants, since April 1996. Mr. Coltura's responsibilities with Destinations include working with clients' need for staff and operational matters. Mr. Coltura has been the President of Matalia Investments Ltd., a private company providing consulting services to the hospitality industry, since 1993. Mr. Coltura was also the Food and Beverage Director or Executive Inn Hotels from March 1993 to February 1998.

LINDSAY BOTTOMER (AGE 55), DIRECTOR

Mr. Bottomer has served the Company as a director since February 11, 2004.

Mr. Bottomer is registered as a Professional Geoscientist in British Columbia. Mr. Bottomer has been the President of Southern Rio Resources since July 27, 2001. Southern Rio Resources is a public company engaged in mineral exploration activities. Mr. Bottomer is also a director of several other publicly listed companies including Pacific North West Capital and Entree Gold. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest." Prior to joining Southern Rio Resources, Mr. Bottomer was the Vice-President, Exploration of IMA from May 1999 to July 2001.

Mr. Bottomer is the past President of the British Columbia & Yukon Chamber of Mines and has been actively involved as an industry advocate on regulatory and government policy issues.


ARTHUR LANG (AGE 61), CHIEF FINANCIAL OFFICER



Mr. Lang is a Chartered Accountant and served as a financial consultant to the Company from April 2, 2004 to March 2005. He was appointed Chief Financial Officer of the Company in March 2005. Effective January 1, 2005, Mr. Lang has provided his services to the Company through the Grosso Group as part of the Company's agreement with the Grosso Group. Mr. Lang has entered into a contract with the Grosso Group for his services. Prior to January 1, 2005, Mr. Lang provided his services to the Company through IMA as part of the Company's agreement with IMA. Mr. Lang devotes approximately 20% of his time (8 hours per week) to the affairs of the Company. Since April 2, 2004, Mr. Lang has been the Chief Financial Officer, Vice-President and a director of IMA. Mr. Lang has been the Chief Financial Officer and Vice-President of Golden Arrow since July 7, 2004 and has been a director of Golden Arrow since June 25, 2004. Prior to joining IMA, Mr. Lang was a consultant providing financial management services to various clients from 1999 to April 2004 through Arthur G Lang Inc., a private British Columbia company. Mr. Lang is the President and director of Arthur G Lang Inc. It is anticipated that Mr. Lang will be the Chief Financial Officer and a director of the Grosso Group.



See "Item 6. Directors, Senior Management and Employees - Employment Agreements
- Grosso Group" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."



MAR BERGSTROM (AGE 54), CORPORATE SECRETARY



Ms. Bergstrom joined the Company in March 2005. She has served as a director and officer of other reporting companies for the past twenty years. Ms. Bergstrom has been the President and sole shareholder of LGM - Lions Gate Management Ltd. ("Lions Gate") since its formation in 1997. Lions Gate is a consulting company providing corporate and securities services to a variety of public companies. Ms. Bergstrom provides her services to the Company through the Grosso Group, which has a consulting contract with Lions Gate. She also provides services to IMA and Golden Arrow through Lions Gate. Ms. Bergstrom devotes approximately 25-30% (10-12 hours per week) of her time to the affairs of the Company.

See "Item 6. Directors, Senior Management and Employees - Employment Agreements
- Grosso Group" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

COMPENSATION

During the fiscal years ended December 31, 2004 and 2003, the directors and officers of the Company, as a group, had received or charged the Company a total of $161,940.80 (not including any payments to IMA for Mr. Lang's services - See "Item 7. Major Shareholders and Related Party Transactions.") and $25,000, respectively, for services rendered by the directors and officers or companies owned by the individuals. During fiscal 2004, the Company paid Mr. Cacos $72,400.80, Mr. Terry $89,000.00 and Mr. Bottomer $540.00.

The Company does not have any retirement plans or benefits.

EXECUTIVE COMPENSATION

The following information provides details of the compensation paid by the Company to its directors and officers during the fiscal year ended December 31, 2003, which has been released by the Company in accordance with the regulations (the "Regulations") made under the Securities Act (British Columbia). As of the date of this registration statement, the Company has not released similar information for the fiscal year ended December 31, 2004.

SUMMARY COMPENSATION TABLE

Named Executive Officers mean the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual and each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent financial year. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent financial year was at least $100,000, whether or not they were an executive officer at the end of the financial year.

During the Company's last completed financial year ended December 31, 2003, the Company had one Named Executive Officer, Mr. Nikolaos Cacos.

The following table (presented in accordance with the Regulations) sets forth all annual and long term compensation for services in all capacities to the Company for the financial years ended December 31, 2003, 2002 and 2001 (to the extent required by the Regulations) in respect of the Named Executive Officer:

===================================================================================================================
                                          ANNUAL COMPENSATION             LONG-TERM COMPENSATION
                                     ---------------------------------------------------------------------
                                                                              AWARDS              PAYOUTS
                                                                     -------------------------------------
                                                                     SECURITIES      RESTRICTED
                                                          OTHER         UNDER         SHARES OR
                                                          ANNUAL      OPTIONS/       RESTRICTED              ALL OTHER
NAME AND PRINCIPAL      YEAR ENDED                        COMPEN-       SARS            SHARE       LTIP      COMPEN-
POSITION               DECEMBER 31    SALARY     BONUS    SATION      GRANTED(1)<F1>    UNITS      PAYOUTS    SATION
                                        ($)       ($)       ($)          (#)             ($)         ($)        ($)
-------------------------------------------------------------------------------------------------------------------
Nikolaos Cacos             2003         Nil     25,000      Nil       125,000            Nil         Nil         Nil
President and CEO          2002         Nil       Nil       Nil         Nil              Nil         Nil         Nil
                           2001         Nil       Nil       Nil         Nil              Nil         Nil         Nil
===================================================================================================================
NOTE:

(1)<F1> Figures represent options granted during a particular year; see "Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values" table below for the aggregate number of options outstanding at year end.

LONG TERM INCENTIVE PLAN AWARDS

The Company does not have any long term incentive plan awards ("LTIP") defined as "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or SAR plans or plans for compensation through restricted shares or units."

OPTION/STOCK APPRECIATION RIGHT ("SAR") GRANTS AND REPRICINGS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2003 to the Named Executive Officer of the
Company:

=======================================================================================================================

                                                                                    MARKET VALUE OF
                             SECURITIES       % OF TOTAL                              SECURITIES
                           UNDER OPTIONS   OPTIONS GRANTED     EXERCISE OR        UNDERLYING OPTIONS
                              GRANTED        IN FINANCIAL      BASE PRICE          ON DATE OF GRANT
NAME                            (#)            YEAR(1)<F1>   ($/SECURITY)(2)<F2>     ($/SECURITY)      EXPIRATION DATE
-----------------------------------------------------------------------------------------------------------------------
Nikolaos Cacos                 125,000          13.9%             0.60                   0.79             Dec. 12/08
=======================================================================================================================
NOTES:

(1)<F1>  Percentage of all options granted during the financial year.
(2)<F2> The exercise price of stock options was set according to the rules of the TSX Venture.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2003 by the Named Executive Officer, and the financial year end value of unexercised options on an aggregated basis:

=================================================================================================================
                                                                                             VALUE OF UNEXERCISED
                                                                     UNEXERCISED OPTIONS     IN THE MONEY OPTIONS
                                                                      AT FINANCIAL YEAR     AT FINANCIAL YEAR END
                               SECURITIES                                   END(3)<F3>         ($)(3)<F3> (4)<F4>
                               ACQUIRED ON       AGGREGATE VALUE            (#)
                               EXERCISE(1)         REALIZED(2)          EXERCISABLE/            EXERCISABLE/
         NAME                      (#)                 ($)              UNEXERCISABLE           UNEXERCISABLE
-----------------------------------------------------------------------------------------------------------------

Nikolaos Cacos                     Nil                 Nil               125,000/ N/A            38,750 / N/A
=================================================================================================================

NOTES:

(1)<F1> Number of common shares of the Company acquired on the exercise of stock options.
(2)<F2> Calculated using the closing price of common shares of the Company on the TSX Venture.
(3)<F3> As freestanding SARs have not been granted, the number of shares relates solely to stock options.
(4)<F4> Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on December 31, 2003 of $0.91 per share, less the exercise price of in-the-money stock options.

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

Other than the management agreement with Mr. Cacos, the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officer during the Company's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer. See "Item 6. Directors, Senior Management and Employees - Employment Agreements."

PENSION PLAN

The Company does not provide retirement benefits for directors or executive officers.

DIRECTOR COMPENSATION

CASH COMPENSATION

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors. The directors did not receive any reimbursements during the financial year ended December 31, 2003.

NON-CASH COMPENSATION

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2003 to the directors who are not the Named Executive Officer of the Company:

=======================================================================================================================
                                                                                    MARKET VALUE OF
                             SECURITIES        % OF TOTAL                             SECURITIES
                           UNDER OPTIONS     OPTIONS GRANTED     EXERCISE OR      UNDERLYING OPTIONS
                              GRANTED         IN FINANCIAL       BASE PRICE        ON DATE OF GRANT
NAME                            (#)            YEAR(1)<F1>     ($/SECURITY)(2)<F2>   ($/SECURITY)       EXPIRATION DATE
-----------------------------------------------------------------------------------------------------------------------

Directors as a group who       75,000             8.3%              0.60                  0.79             Dec. 12/08
are not Named Executive
Officers
=======================================================================================================================

NOTES:

(1)<F1>  Percentage of all options granted during the financial year.
(2)<F2> The exercise price of stock options was set according to the rules of the TSX Venture.


The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2003 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options:

====================================================================================================================

                                                                                            VALUE OF UNEXERCISED IN
                                                                  UNEXERCISED OPTIONS AT      THE MONEY OPTIONS AT
                                                                  FINANCIAL YEAR END(3)<F3>    FINANCIAL YEAR END
                             SECURITIES                                    (#)                    ($)(3)<F3>(4)<F4>
                             ACQUIRED ON      AGGREGATE VALUE
                             EXERCISE(1)<F1>    REALIZED(2)<F2>        EXERCISABLE/               EXERCISABLE/
         NAME                    (#)                ($)               UNEXERCISABLE              UNEXERCISABLE
--------------------------------------------------------------------------------------------------------------------
Directors as a group             Nil                Nil                 75,000 / N/A               23,250 / N/A
who are not Named
Executive Officers
====================================================================================================================

NOTES:

(1)<F1> Number of common shares of the Company acquired on the exercise of stock options.
(2)<F2> Calculated using the closing price of common shares of the Company on the TSX Venture.
(3)<F3> As freestanding SARs have not been granted, the number of shares relates solely to stock options.
(4)<F4> Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on December 31, 2003 of $0.91 per share, less the exercise price of in-the-money stock options.

EMPLOYMENT AGREEMENTS

Effective January 2, 2004, the Company entered into a management agreement with Mr. Nikolaos Cacos for his services as President of the Company. Under the agreement, the Company paid Mr. Cacos $5,300 for January 2004, $5,850 for February 2004 and $6,125 thereafter. The compensation amounts will be adjusted annually. The agreement also provides that, in the event Mr. Cacos' services are terminated without cause or upon a change of control of the Company, a termination payment would include an undetermined bonus (subject to board approval) plus eighteen months of compensation. This provision could provide the board of directors with a method of making a hostile takeover of the Company undesirable. As of the date of this registration statement, the criteria for such a bonus have not been determined. Any decision by the board of directors to grant Mr. Cacos a bonus upon termination is subject to the board of directors' fiduciary duties to the Company.

The Company and David Terry entered into a consulting agreement dated February 16, 2004, pursuant to which Mr. Terry was paid a monthly salary of $7,500. In addition, the agreement states that Mr. Terry is to be granted stock options from the Company and IMA. The Company is obligated to issue Mr. Terry options for 50,000 shares of common stock vesting August 16, 2004 (issued) and options for 50,000 (10,000 of which had been issued as of January 31, 2005) shares of common stock vesting February 16, 2005. Mr. Terry also receives a $500 per month automobile and parking allowance from the Company and the Company gave Mr. Terry a relocation allowance of $25,000. The agreement is effective from March 16, 2004 to March 16, 2006. Prior to the effective date of the agreement, Mr. Terry billed the Company $405.00 per day for services. In the event the agreement is terminated the Company must pay Mr. Terry $7,500 (plus GST) in lieu of one month's notice.

By an agreement dated June 29, 2004, effective June 1, 2004, the Company agreed to increase Mr. Terry's monthly salary to $9,500 per month. In addition, it was agreed that IMA would issue Mr. Terry options for 200,000 shares of common stock over a period of 12 months, and options in other companies under the common administration of the Grosso Group would be granted at the discretion of Joseph Grosso, the applicable president or compensation committee.

Mr. Terry, in connection with his consulting agreement with the Company, also provides services to IMA and Golden Arrow. As such, IMA and Golden Arrow have agreed to reimburse the Company for a portion of Mr. Terry's fees. During the nine month period ended September 30, 2004, IMA reimbursed the Company for half of Mr. Terry's compensation ($28,000) in connection with Mr. Terry's services. During 2004 Mr. Terry's fees were shared equally between IMA and the Company. Golden Arrow did not participate in this cost sharing arrangement in 2004 as Mr. Terry's time involvement on Golden Arrow matters was minimal.


In connection with the Company's proposed agreement with the Grosso Group (discussed below), the Company and Mr. Terry have terminated Mr. Terry's consulting agreement, effective January 1, 2005. Mr. Terry has entered into a consulting agreement with the Grosso Group, effective January 1, 2005, upon substantially similar terms as his consulting agreement with the Company. See "Item 6. Directors, Senior Management and Employees - Employment Agreements - Grosso Group."



Arthur Lang's services to the Company are provided as part of the Company's agreement with the Grosso Group. Mr. Lang has entered into an agreement with the Grosso Group. Prior to January 1, 2005, Mr. Lang's services to the Company were provided as part of the Company's agreement with IMA. See "Item 6. Directors, Senior Management and Employees - Employment Agreements - Grosso Group" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."



Mar Bergstrom's services to the Company are provided as part of the Company's agreement with the Grosso Group. Lions Gate, Ms. Bergstrom's company, has entered into a consulting agreement with the Grosso Group. See "Item 6. Directors, Senior Management and Employees - Employment Agreements - Grosso Group" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."



Other than the Company's agreement with Mr. Cacos, there are no other agreements with any of the Company's officers or directors which provide for benefits upon termination of employment.


GROSSO GROUP


Effective January 1, 2005, the Company engaged the Grosso Group to provide services, including the services of Mr. Lang, Ms. Bergstrom and Mr. Terry, and facilities to the Company. Golden Arrow, IMA and Gold Point Exploration Ltd. have also engaged the Grosso Group to provide similar services. As of the date of this registration statement, a formal agreement among the Company, the Grosso Group, Golden Arrow, IMA and Gold Point

Exploration Ltd. has not been finalized. Until such time as the formal agreement has been finalized, the Company and the Grosso Group intend to work under the terms of the proposed Administration Services Agreement by and among the Company, the Grosso Group, Golden Arrow, IMA and Gold Point Exploration Ltd., which is discussed below. It is anticipated that the formal agreement will have an effective date of January 1, 2005. Once the formal agreement has been finalized, the Company's board of directors will vote on the approval of such agreement.

The Grosso Group is a private company which will be owned by the Company, IMA, Golden Arrow and Gold Point Exploration Ltd., each of which will own one share. Pursuant to the terms of the proposed Administration Services Agreement, the Grosso Group will provide its shareholder companies with geological, corporate development, administrative, and management services on a non-exclusive and on an "as needed" and "as available" basis. The administration services for each shareholder company shall include bookkeeping, accounting and services in connection with quarterly filings, material change reports and other disclosure filings on SEDAR.

The Grosso Group will, at least annually, review the resource property portfolio of each shareholder company with the shareholder companies' board of directors and such other independent consultants as each shareholder company desires to retain with a view to recommending and implementing programs of property acquisition, exploration and development.

The Grosso Group will provide each shareholder company with:

         1.  the use of the Grosso Group's offices;
         2.  receptionist personnel;
         3.  office equipment; and
         4. services of administration, accounting, purchasing, secretarial and like support staff on an "as needed" and "as available" basis.

Shareholder companies may appoint the Grosso Group to manage their work programs. In such event, the Grosso Group will generally retain suppliers and contracts in connection with each shareholder company's approved work programs and will separately invoice such shareholder company for the third-party costs and such invoice will include a handling charge as a percentage of the third-party costs, such charge to be in accordance with industry standards and reviewed for reasonableness from time to time, and which would be negotiated at the time of such work program.

In addition to the administrative services provided to the shareholder companies, the Grosso Group may provide technical services to the shareholder companies for an additional fee. The fee for such technical services will be included with and agreed to as part of the budgets which are provided to and subject to approval of each shareholder company.

Each shareholder company will pay the Grosso Group a monthly fee for the Grosso Group's services. The Grosso Group intends to allocate the costs of the staff and related general and administrative expenses to its shareholder companies on a full recovery basis. The fee will be based upon a pro-rationing of the Grosso Group's costs, including its executive staff and other overhead, among each of the shareholder companies, with regard to the expected average annual level of services provided to each shareholder company. The staff of the Grosso Group will record their daily activities in connection with each shareholder company and they will retain a log for invoicing purposes. The fee is to be reviewed from time to time and the basis may be changed by the Grosso Group in the event the Grosso Group's costs change or the shareholder companies' use of the services is in excess of historical experience or in the event a greater or lesser number of shareholder companies are using the Grosso Group's services. Each shareholder company has prepaid one month's initial estimated allocation of the Grosso Group's fully recoverable costs, which for the Company amounted to $20,000 (which as of the date of this registration statement is the estimated initial monthly allocation for the Company).

The Grosso Group has the right to request each of the shareholder companies to allocate a reasonable number of shares in their incentive option plans to employees of the Grosso Group based upon the general amount of time and value added by such employees.

It is anticipated that the Administration Services Agreement may be terminated by a shareholder company after January 1, 2007, upon 30 days' written notice to the Grosso Group. Prior to January 1, 2007, if a shareholder company desires to terminate the agreement in the first year, it will pay a termination fee equal to one-year's basic administration charge and if a shareholder company desires to terminate the agreement in the second year, it will pay a termination fee equal to six-months' basic administration charge.

It is anticipated that upon termination of the Administration Services Agreement, each of the shareholder companies will agree to resell its common share back to the Grosso Group for $1.00 and the shareholder companies will not be able to sell, transfer or otherwise dispose of or encumber such share during the term of the Administration Services Agreement.

The Grosso Group's areas of experience encompass financing, marketing, property acquisition, community relations, socioeconomic issues, regulatory compliance, government relations, property exploration and investor relations. The employees and contractors who provide the services in the functional areas are as follows (see "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions"):

Joseph Grosso - Chief Executive Officer and President
Arthur Lang - Chief Financial Officer
David Terry - Vice-President, Exploration
Nikolaos Cacos - Corporate Secretary
Sean Hurd - Vice-President, Investor Relations
Juan Carlos Berretta - Vice-President, South American Operations

Mar Bergstrom (through Lions Gate) - Consultant providing corporate and securities services

Claudia Sandoval - Manager, Property Portfolio
Dianne Dorval - Executive Assistant to the President
Jeanne Denee - Office Administrator Carlos D'Amico - Country Manager, Argentina Miguel Saldana - Country Manager, Peru

Additionally the Grosso Group has a number of other support staff at its corporate office and arrangements with contract providers of accounting and administrative services at the country operations' offices in Argentina and Peru.


The members of the board of directors of the Grosso Group are appointed by the shareholder companies, with each shareholder company appointing one of its directors to serve as a director of the Grosso Group. As of April 26, 2005 it is anticipated that the directors of the Grosso Group will be Nikolaos Cacos, Joseph Grosso, Arthur Lang and Nick DeMare. Messrs. Cacos and Grosso are officers, directors and shareholders of the Company and Mr. Lang is an officer of the Company. Nick DeMare is an officer and director of Gold Point Exploration Ltd. Mr. DeMare indirectly owns 100% of Chase Management Ltd., a company which provides consulting services to the Company and other Grosso Group shareholder companies.


Each of the public company shareholders of the Grosso Group will have its own separate board of directors (whose members include persons employed by the Grosso Group); however, some directors will serve on multiple boards and on the board of directors of companies which are not shareholders of the Grosso Group.

In connection with the formation and establishment of the Grosso Group, Mr. Nick DeMare was issued the initial share of the Grosso Group and acted as the President, Secretary and sole director of the Grosso Group. Effective February 6, 2004, Mr. DeMare transferred the sole outstanding share of the Grosso Group to Joseph Grosso, the Chairman and a director and principal shareholder of the Company. Mr. DeMare also resigned as a director and the President and Secretary of the Grosso Group effective February 6, 2005 and Mr. Grosso was appointed as a director and the President and Secretary of the Grosso Group. It is anticipated that Mr. Grosso will return the sole outstanding share of the Grosso Group to the Grosso Group for cancellation and one share will be issued to IMA.

IMA is in the process of assigning to the Grosso Group the lease for the office premises at 709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6 and the Grosso Group has agreed to assume the obligations under such lease. The lessor of the office space is Beauregard Holdings Corp. ("Beauregard"), a private company 50% owned by Joseph Grosso, an officer, director and principal shareholder of the Company and an officer, director and shareholder of the Grosso Group, and 50% owned by Mr. Grosso's wife, Mrs. Evelina Grosso. The lease term is from January 1, 2004, through December 31, 2006, with an option to extend the term for an additional two years at prevailing market rent. The Grosso Group is responsible for minimum lease payments of $50,250 per annum, plus operating costs and for all leasehold improvements. IMA has also agreed to enter into an indemnification agreement with Beauregard providing that IMA will be responsible for the payments under the lease in the event the Grosso Group fails to make such payments.

See also "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

BOARD PRACTICES

AUDIT COMMITTEE

The Company's Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of management of the Company or any of its associates or affiliates. The board of directors of the Company, after each annual shareholder' meeting must appoint or re-appoint an audit committee. As of the date of this registration statement, the members of the audit committee were Messrs. Minni, Coltura and Bottomer.

The Audit Committee must review the annual financial statements of the Company before they are approved by the board of directors of the Company. The board of directors of the Company must review, and if considered appropriate, approve the annual financial statements of the Company before presentation to the shareholders of the Company.

REMUNERATION COMMITTEE

The Company does not have a separate remuneration committee. The full Board reviews the terms and conditions of employment, management agreements and remuneration levels for officers and directors.

SHARE OWNERSHIP


The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of March 31, 2005.



----------------------------------------------------------------------------------------------------------------

                                                               SHARES AND RIGHTS
TITLE OF CLASS            NAME OF OWNER                       BENEFICIALL OWNED OR          PERCENT OF CLASS
                                                                  CONTROLLED (1)<F1>               (1)<F1>
----------------------------------------------------------------------------------------------------------------
Common Stock              Nikolaos Cacos                            1,245,532(2)<F2>               7.55%
Common Stock              Joseph Grosso                             1,573,991(3)<F3>               9.64%
Common Stock              Robert Coltura                              203,832(4)<F4>               1.26%
Common Stock              Jerry Minni                                 178,549(5)<F5>               1.11%
Common Stock              Lindsay Bottomer                             57,500(6)<F6>               0.36%
Common Stock              David A. Terry                              100,000(7)<F7>               0.62%
Common Stock              Arthur Lang                                       -                         -
Common Stock              Mar Bergstrom                               100,000(8)<F8>               0.62%

NOTES:

(1)<F1> Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from March 31, 2005, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such

                                      -52-

        persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 16,089,844 shares of common stock outstanding as of March 31, 2005.
(2)<F2> Includes the following shares, options an warrants held by Mr. Cacos and Aspasia Cacos (Mr. Cacos' wife):
           a.  770,032 shares held by Mr. Cacos;
           b.  67,000 shares held by Mrs. Cacos;
           c.  Options held by Mr. Cacos to acquire 175,000 shares;
           d.  Options held by Mrs. Cacos to acquire 24,500 shares;
           e. Warrants held by Mr. Cacos to acquire 199,000 shares at a price of $1.00 per share, exercisable until March 24, 2005 and at a price of $1.20 per share exercisable until March 24, 2006 and warrants held by Mr. Cacos' RRSP account to acquire 10,000 shares at a price of $1.00 per share, exercisable until March 24, 2005 and at a price of $1.20 per share exercisable until March 24, 2006.
         See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(3)<F3> Includes the following shares and options held by Mr. Grosso and Evelyn Grosso (Mr. Grosso's wife):
           a.  874,180 shares held by Mr. Grosso;
           b.  459,811 shares held by Mrs. Grosso;
           c.  Options held by Mr. Grosso to acquire 185,000 shares;
           d.  Options held by Mrs. Grosso to acquire 55,000 shares;
         See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(4)<F4> Includes the following shares, options and warrants held by Mr. Coltura and Betty Coltura (Mr. Coltura's wife):
           a.  135,332 shares held by Mr. Coltura
           b.  7,500 shares held by Mrs. Coltura
           c.  Options held by Mr. Coltura to acquire 50,000 shares;
           d. Warrants held by Mr. Coltura to acquire 6,000 shares at a price of $1.00 per share exercisable until March 24, 2005 and at a price of $1.20 per share exercisable until March 24, 2006 and warrants to acquire 5,000 shares at a price of $0.60 per share exercisable until March 18, 2006.
         See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(5)<F5> Includes 128,549 shares held by Mr. Minni and options held by Mr. Minni to acquire an additional 50,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(6)<F6> Includes 10,000 shares held by Mr. Bottomer and options held by Mr. Bottomer to acquire 40,000 shares and warrants to acquire 5,000 shares at a price of $1.00 per share exercisable until March 24, 2005 and at a price of $1.20 per share exercisable until March 24, 2006 and warrants to acquire 2,500 shares at a price of $0.60 per share exercisable until March 18, 2006. See "Item 6. Directors, Senior Management and Employees
         - Options,
         Warrants and Other Rights to Acquire Securities."
(7)<F7>  Includes options held by Mr. Terry to acquire 100,000 shares. See "Item
         6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(8)<F8> Includes options held by Ms. Bergstrom to acquire 100,000 shares. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."


All of the Company's shareholders have the same voting rights.

OPTIONS, WARRANTS AND OTHER RIGHTS TO ACQUIRE SECURITIES


As of March 31, 2005, the Company had entered into property acquisition or option agreements pursuant to which up to 1,935,000 common shares of the Company may be issued. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Esperanza Project."

Additionally, as of March 31, 2005, the Company had granted a number of stock options and issued a number of warrants pursuant to which up to 5,490,531 common shares of the Company may be issued. The following is a brief summary of these stock options and warrants.


STOCK OPTIONS

The TSX Venture requires all TSX Venture listed companies to adopt stock options plans, and such plans must contain certain provisions. At the annual and extraordinary general meeting of shareholders of the Company held on June 30, 2004, the shareholders approved the Company's stock option plan (the "Stock Option Plan"). The Stock Option Plan replaces the Company's 2003 stock option plan. The purpose of the Stock Option Plan is to provide incentive to the Company's employees, officers, directors, and consultants responsible for the continued success of the Company. The following is a summary of the Stock Option Plan.

ADMINISTRATION OF THE STOCK OPTION PLAN

The Stock Option Plan provides that it will be administered by the Company's board of directors (the "Board"), or by a stock option committee (the "Committee") of the Company's Board consisting of not less than 2 of its members. The Stock Option Plan is currently administered by the Board.

DESCRIPTION OF STOCK OPTION PLAN

The effective date (the "Effective Date") of the Stock Option Plan is April 13, 2004, the date the Board of Directors approved the Stock Option Plan, and it will terminate ten years from the Effective Date.

The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company.

The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the market value of the Company's common shares at the time the option is granted. "Market Value" means:

(a) for each organized trading facility on which the common shares are listed, Market Value will be the closing trading price of the common shares on the day immediately preceding the grant date less any discounts permitted by the applicable regulatory authorities;
(b) if the Company's common shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the common shares are listed, as determined by the Board (or a committee thereof), subject to any adjustments as may be required to secure all necessary regulatory approvals;
(c) if the Company's common shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the grant date, then the Market Value will be determined by the Board (or a committee thereof), subject to any adjustments as may be required to secure all necessary regulatory approvals; and
(d) if the Company's common shares are not listed for trading on a stock exchange or over the counter market, the value which is determined by the Board (or a committee thereof) to be the fair value of the Company's common shares, taking into consideration all factors that the Board (or a committee thereof) deems appropriate, including, without limitation, recent sale and offer prices of the Company's shares in private transactions negotiated at arms' length.

Options under the Stock Option Plan will be granted for a term not to exceed 10 years from the date of their grant, provided that if the Company is then a "Tier 2" company listed on the TSX Venture, the term of the option will be not more than five years.

Options under the Stock Option Plan will be subject to such vesting schedule as the Committee may determine. In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule.

Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee's legal heirs, personal representatives or guardians for up to 12 months following the death or termination of an optionee due to disability, or up to 12 months following the death of an employee if the employee dies within 12 months of termination due to disability. All such options will continue to vest in accordance with their original vesting schedule.

The maximum number of common shares to be reserved for issuance under the Stock Option Plan, including options currently outstanding, will not exceed 10% of the number of common shares of the Company issued and outstanding on the applicable date of grant.

If a material alteration in the capital structure of the Company occurs as a result of a recapitalization, stock split, reverse stock split, stock dividend, or otherwise, the Committee shall make adjustments to the Stock Option Plan and to the options then outstanding under it as the Committee determines to be appropriate and equitable under the circumstances, unless the Committee determines that it is not practical or feasible to do so, in which event the options granted under the Stock Option Plan will terminate as set forth above.

The TSX Venture requires all TSX Venture listed companies who have adopted stock option plans which reserve a maximum of 10% of the number of common shares of the Company issued and outstanding on the applicable date of grant, to obtain shareholder approval to the Stock Option Plan on an annual basis.


As of March 31, 2005, an aggregate of 1,604,500 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:


                                           NATURE                 NO. OF      EXERCISE
OPTIONEE                                   OF OPTION(1)<F1>       OPTIONS    PRICE/SHARE    EXPIRY DATE
                                                                                  $
Gerry Carlson                              Consultant               25,000       0.60        Dec 12, 2008
Nick DeMare                                Consultant               50,000       0.60        Dec 12, 2008
Nikolaos Cacos                             Director                125,000       0.60        Dec 12, 2008
Sean Hurd                                  Employee                100,000       0.60        Dec 12, 2008
Steve Phillips                             Employee                 75,000       0.60        Dec 12, 2008
Juan Carlos Berretta                       Employee                 25,000       0.60        Dec 12, 2008
William Lee                                Consultant               25,000       0.60        Dec 12, 2008
Joseph Grosso                              Director                100,000       0.60        Dec 12, 2008
Carlo Timossi                              Consultant               50,000       0.60        Dec 12, 2008

Evelyn Grosso                              Consultant               55,000       0.60        Dec 12, 2008

Robert Coltura                             Director                 50,000       0.60        Dec 12, 2008
Jerry Minni                                Director                 50,000       0.60        Dec 12, 2008
Louis P. Salley                            Consultant               25,000       0.60        Dec 12, 2008
Robert Weicker                             Consultant               25,000       0.60        Dec 12, 2008
Carlos D'Amico                             Employee                100,000       0.60        Dec 12, 2008
Judy Wong                                  Consultant               20,000       0.60        Dec 12, 2008

David Terry                                Officer                  60,000       0.90        Apr 2, 2009

Lindsay Bottomer                           Director                 40,000       0.90        Apr 2, 2009
Gerry Carlson                              Consultant               25,000       0.90        Apr 2, 2009
Diane Reeves                               Employee                 25,000       0.90        Apr 2, 2009
Tookie Angus                               Consultant               45,000       0.90        Apr 2, 2009
Sean Hurd                                  Employee                 50,000       0.90        Apr 2, 2009

                                      -55-

                                           NATURE                 NO. OF      EXERCISE
OPTIONEE                                   OF OPTION(1)<F1>       OPTIONS    PRICE/SHARE    EXPIRY DATE
                                                                                  $
Nikolaos Cacos                             Director                 50,000       0.90        Apr 2, 2009

Aspasia Cacos                              Consultant               24,500       0.90        Apr 2, 2009

Joseph Grosso                              Director                 85,000       0.90        Apr 2, 2009
Steve Phillips                             Employee                 25,000       0.90        Apr 2, 2009
Nick DeMare                                Consultant               25,000       0.90        Apr 2, 2009

David Terry                                Officer                  40,000       0.75        Mar 21, 2010
Mar Bergstrom                              Officer                 100,000       0.75        Mar 21, 2010
Lee Shane                                  Employee                 10,000       0.75        Mar 21, 2010
Campbell Smyth                             Consultant               75,000       0.75        Mar 21, 2010
Claudia Sandoval                           Employee                 25,000       0.75        Mar 21, 2010

TOTAL:                                                           1,604,500
                                                                 =========

(1)<F1> Pursuant to the rules of the TSX Venture, the Company has issued stock options to employees, directors, and consultants. The Company, for the purposes of issuing stock options, designates consultants as employees; therefore, certain persons designated as employees are, in fact, consultants.


As of March 31, 2005, the directors and officers of the Company, as a group (7 persons), held options to purchase 779,500 shares of the Company's common stock, including options held by their spouses.


WARRANTS


As of March 31, 2005, there were non-transferable common share purchase warrants exercisable for the purchase of 3,886,031 common shares, which expire at various times until March 31, 2006 and may be exercised at various prices ranging from $0.60 per share to $1.20 per share, as follows:


          COMMON SHARES
            ISSUABLE
         ON EXERCISE OF             EXERCISE
            WARRANTS              PRICE/SHARE             EXPIRY
                                       $

                18,000                0.90                Mar 24, 2006
             1,500,000                1.00(1)             Mar 24, 2005(1)
               150,000                0.90                Mar 31, 2006
             1,305,300                1.00(2)             Mar 31, 2005(2)

               912,731                0.60                Mar 18, 2006


(1) Exercisable at $1.00 per share until March 24, 2005 and at $1.20 per share until March 24, 2006.
(2) Exercisable at $1.00 per share until March 31, 2005 and at $1.20 per share until March 31, 2006.


As of March 31, 2005, the directors and officers of the Company, as a group (7 persons), held warrants to purchase 227,500 shares of the Company's common stock.


There are no assurances that the option or warrants described above will be exercised in whole or in part.

EMPLOYEES


As of the date of this registration statement the Company has no employees other than the Company's officers. The Company's officers serve on a part-time basis and, given the currently level of the Company's activities, management does not believe the Company requires full-time employees. See "Item 6. Directors, Senior Management and Employees - Directors and Senior Management." During the fiscal year ended December 31, 2004, the Company had five part-time employees, Nikolaos Cacos, Joseph Grosso, Jerry Minni, David Terry, and Arthur Lang. During the fiscal year ended December 31, 2003, the Company had two part-time employees, Nikolaos Cacos and Jerry Minni. During the fiscal year ended December 31, 2003, the Company also utilized the services of two geologists. During the fiscal years ended December 31, 2002 and 2001, the Company had one part-time employee, Nikolaos Cacos. The Company's needs will be dependent upon its level of exploration programs and financial condition.


The Company entered into a management agreement with the Grosso Group, effective January 1, 2005, pursuant to which employees of the Grosso Group provide services to the Company. See "Item 6. Directors, Senior Management and Employees
- Employment Agreements - Grosso Group" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES


The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as a group, as well as all persons who own five percent (5%) or more of the Company's outstanding shares, as of March 31, 2005.


------------------------------------------------------------------------------------------------------------
                                                                     SHARES AND RIGHTS
TITLE OF CLASS         NAME AND ADDRESS OF OWNER                  BENEFICIALLY OWNED OR       PERCENT OF
                                                                      CONTROLLED (1)<F1>       CLASS (1)<F1>
------------------------------------------------------------------------------------------------------------


Common Stock           Nikolaos Cacos                               1,245,532(2)<F2>              7.55%

Common Stock           Joseph Grosso                                1,573,991(3)<F3>              9.64%


NOTES:

(1)<F1> Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from March 31, 2005, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 16,089,844 shares of common stock outstanding as of March 31, 2005.
(2)<F2> Includes the following shares, options an warrants held by Mr. Cacos and Aspasia Cacos (Mr. Cacos' wife):
            a.    770,032 shares held by Mr. Cacos;
            b.    67,000 shares held by Mrs. Cacos;
            c.    Options held by Mr. Cacos to acquire 175,000 shares;
            d.    Options held by Mrs. Cacos to acquire 24,500 shares;
            e. Warrants held by Mr. Cacos to acquire 199,000 shares at a price of $1.00 per share, exercisable until March 24, 2005 and at a price of $1.20 per share exercisable until March 24, 2006 and warrants held by Mr. Cacos RRSP account to acquire 10,000 shares at a price of $1.00 per share, exercisable until March 24, 2005 and at a price of $1.20 per share exercisable until March 24, 2006.
     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."
(3)<F3> Includes the following shares and options held by Mr. Grosso and Evelyn Grosso (Mr. Grosso's wife):
            a.    874,180 shares held by Mr. Grosso;
            b.    459,811 shares held by Mrs. Grosso;
            c.    Options held by Mr. Grosso to acquire 185,000 shares;
            d.    Options held by Mrs. Grosso to acquire 55,000 shares;
     See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."


None of the Company's principal shareholders have different voting rights than any of the Company's other common shareholders.

CHANGES IN SHAREHOLDINGS

Initially, the Company had one share issued and outstanding, which was held by Joseph Grosso. Mr. Grosso transferred the single outstanding share to Mr. Cacos on April 11, 2000. Subsequently, Messrs. Cacos and Grosso have acquired additional shares of the Company's common stock in private placements, the initial public offering and purchases through the TSX Venture.

ESCROW SHARES

Under the applicable policies and notices of the Canadian Securities Administrators securities held by Principals (as defined below) are required to be held in escrow in accordance with the national escrow regime applicable to initial public distributions. Equity securities owned or controlled by Principals, including common shares, special warrants and common shares issued on the exercise of previously issued special warrants, (except for 10% of each Principal's holdings of common shares) are subject to the escrow requirements.

Principals include all persons or companies that (on the completion of the Company's initial public offering in December 1, 2003 (the "Offering")), were included in one of the following categories:

         (i) directors and senior officers of the Company or of a material operating subsidiary of the Company, as listed in the Company's prospectus for the Offering;
         (ii) promoters of the Company during the two years preceding the Offering;
         (iii) those who owned and/or controlled more than 10% of the Company's voting securities immediately after completion of the Offering if they also appointed or had the right to appoint a director or senior officer of the Company or of a material operating subsidiary of the Company;
         (iv) those who owned and/or controlled more than 20% of the Company's voting securities immediately after completion of the Offering; and
         (v)      associates and affiliates of any of the above.

The Principals of the Company were all of the directors and senior officers of the Company after the Offering, which were Messrs. Cacos, Minni and Coltura (and included Mr. Cacos' wife). Pursuant to an agreement (the "Escrow Agreement") dated as of April 30, 2003 among the Company, Computershare Trust Company of Canada (the "Escrow Agent") and the Principals of the Company, the Principals agreed to deposit in escrow their common shares (the "Escrowed Securities") with the Escrow Agent. The Escrow Agreement provides that the Escrowed Securities will be released from escrow in equal blocks at 6 month intervals over the 36 months following the issue of the final receipt for the prospectus in the Offering (November 3, 2003).

The Company is an "emerging issuer" as defined in the applicable policies and notices of the Canadian Securities Administrators and if the Company achieves "established issuer" status during the term of the Escrow Agreement, it will "graduate" resulting in a catch-up release and an accelerated release of any securities remaining in escrow under the 18 month schedule applicable to established issuers as if the Company had originally been classified as an established issuer.

Pursuant to the terms of the Escrow Agreement, the securities held in escrow may not be transferred or otherwise dealt with during the term of the Escrow Agreement unless the transfers or dealings within the escrow are:

         (i) transfers to continuing or, upon their appointment, incoming directors and senior officers of the Company or of a material operating subsidiary, with approval of the Company's board of directors;
         (ii) transfers to an RRSP or similar trustee plan provided that the only beneficiaries are the transferor or the transferor's spouse or children;
         (iii)    transfers upon bankruptcy to the trustee in bankruptcy; and
         (iv) pledges to a financial institution as collateral for a BONA FIDE loan, provided that upon a realization the securities remain subject to escrow. Tenders of Escrowed Securities to a take-over bid are permitted provided that, if the tenderer is a Principal of the successor corporation upon completion of the take-over bid, securities received in exchange for tendered Escrowed Securities are substituted in escrow on the basis of the successor corporation's escrow classification.


The following table sets forth details of the issued and outstanding common shares that are subject to the Escrow Agreement as of March 31, 2005:



                                      NO. OF ESCROWED            % OF
                    NAME                   SHARES             OUTSTANDING
                                                                SHARES(2)
         ---------------------------------------------------------------

         Nikolaos Cacos(1)                  517,452              3.22%
         Robert Coltura(1)                   74,598              0.46%
         Jerry A. Minni(1)                   78,328              0.49%
         Bruno Faccin                       225,564              1.40%
         Susana Sueldo                       27,596              0.17%
         Sean Hurd                           66,900              0.42%
         Alfie Colucci                      225,565              1.40%
         Angelo Colucci                     225,565              1.40%
         Evelyn Grosso                      225,564              1.40%
         Joseph J. Grosso                   225,564              1.40%
         Orianna Maiorano                   225,564              1.40%
         Vince Maiorano                     225,564              1.40%
         Marianna de Simone                 225,564              1.40%
         Aspasia Michoulas(1)                40,200              0.25%
         ---------------------------------------------------------------
         TOTAL                            2,609,588             16.22%
         ===============================================================


(1) Includes 261,991 Special Warrants convertible into common shares upon the Company obtaining regulatory approval of the prospectus for the Offering from the Securities Commissions.

(2)      Based upon 16,089,844 shares of common stock outstanding as of March
         31, 2005.


The remaining shares in escrow will be released every six months in December and June until all shares have been released from the escrow as follows: June 2, 2005, 652,397 common shares; December 5, 2005, 652,398 common shares; June 2, 2006, 652,397 common shares and December 2, 2006, 652,396 common shares.

UNITED STATES SHAREHOLDERS


As of March 31, 2005, there were 3 registered holders of the Company's common shares in the United States, with combined holdings of 32,000 shares, representing 0.2% of the issued shares of the Company on January 31, 2005. The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.


CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

CHANGE OF CONTROL

As of the date of this registration statement, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

RELATED PARTY TRANSACTIONS

Other than as disclosed below, for the years ended December 31, 2001, 2002 and 2003, and the period from January 1, 2004 to September 30, 2004, the Company has not entered into any transactions or loans between the Company and any: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1. On March 6, 2003, the Company, IMA (as of March 6, 2003, Nikolaos Cacos, was an officer, director and principal shareholder of the Company and an officer and director of IMA and Joseph Grosso was a principal shareholder of the Company and an officer and director of
         IMA) and IMASA entered into agreements whereby the Company optioned or acquired interests in various mineral concessions located in Argentina, as follows:

         i) to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares, located in San Juan Province, Argentina, the Company must issue a total of 1,650,000 common shares and conduct a minimum of US$1.25 million of exploration expenditures, including work programs and underlying option payments, as follows:

                         SHARES TO         EXPLORATION
                         BE ISSUED        EXPENDITURES        DATE
                                               US$

                            100,000                  -   Issued  with a deemed
                                                         value of $45,000
                            100,000            250,000   July 1, 2004, issued
                                                         July 26, 2004, with a
                                                         deemed value of $40,000
                            250,000            300,000   July 1, 2005
                            300,000            300,000   July 1, 2006
                            900,000            400,000   July 1, 2007
                         ----------         ----------
                          1,650,000          1,250,000
                         ==========         ==========

                  The Company also agreed to reimburse IMA for prior expenses incurred by IMA on the Mogote Property.

                  On September 30, 2003, the Company, IMA and IMASA entered into an amendment to the March 6, 2003 agreement. On September 30, 2003, Mr. Cacos was an officer, director and principal shareholder of the Company and an officer and director of IMA and Joseph Grosso was a principal shareholder of the Company and an officer and director of IMA. The amendment provided that the amount of the expense reimbursement as of September 30, 2003 was $192,952 and provided that the Company would be the operator of the Mogote Property.


                  On April 8, 2004, the Company, IMA and IMASA entered into a further agreement on the Mogote Property. On April 8, 2004, Messrs. Cacos and Grosso, were officers, directors and/or principal shareholders of the Company and officers and directors of IMA. As of April 8, 2004, Mr. Lang, was a consultant to the Company and was an officer and director of IMA. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing an additional 300,000 common shares (issued), with a deemed value of $279,000 and expending an additional US$3 million on exploration expenditures, as follows:

                                  EXPLORATION
                                 EXPENDITURES          DATE
                                      US$
                                     1,000,000         May 30, 2005
                                     1,000,000         May 30, 2006
                                     1,000,000         May 30, 2007
                                     ---------

                                     3,000,000
                                     =========

                  As a result of the April 8, 2004 agreement, the aggregate expenditures which must be incurred by the Company on the Mogote Property, in order to earn the initial 51% interest and the additional 24% interest, are as follows:

                      Date for Completion     Expenditures          Cumulative
                      July 1, 2004          US $ 250,000          US $ 250,000
                      May 30, 2005          US $ 1,000,000        US $ 1,250,000
                      July 1, 2005          US $ 300,000          US $ 1,550,000
                      May 30, 2006          US $ 1,000,000        US $ 2,550,000
                      July 1, 2006          US $ 300,000          US $ 2,850,000
                      May 30, 2007          US $ 1,000,000        US $ 3,850,000
                      July 1, 2007          US $ 400,000          US $ 4,250,000
                      ----------------------------------------------------------

                      Total                 US $ 4,250,000
                      ==========================================================


                  Pursuant to an agreement dated June 28, 2004, effective July 7, 2004, IMA's and IMASA's rights and interests under these agreements were transferred to Golden Arrow and IMAUSA, respectively. As of June 28, 2004, Mr. Grosso was an officer, director and principal shareholder of the Company and an officer and director of IMA and Golden Arrow. As of June 28, 2004, Mr. Cacos, an officer, director and principal shareholder of the Company, and Mr. Terry, an officer of the Company, were officers and directors of IMA. Mr. Lang was a consultant to the Company as of June 28, 2004, and an officer and director of IMA. During July 2004, Messrs. Cacos and Terry, officers, directors and/or principal shareholders of the Company, became officers and directors of Golden Arrow. Mr. Lang, an officer of the Company, became and officer and director of Golden Arrow during July 2004.


                  See "Item 4. Information on the Company - History and Development of the Company" and "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties
                  - Mogote Project."

                  Pursuant to the terms of the agreement, during the fiscal year ended December 31, 2003, the Company reimbursed IMA and IMASA $192,952, of which $4,902 remained outstanding and was included in amounts payable, and issued 100,000 shares to IMA with at a deemed value of $45,000. As of June 30, 2004, the remaining $4,902 had been paid.


                  In July 2004 the Company issued 100,000 shares to Golden Arrow with a deemed value of $40,000 (at which time, Messrs. Cacos and Grosso, officers, directors and principal shareholders of the Company, and Mr. Terry, an officer of the Company, were officers and/or directors of IMA and/or Golden Arrow). Mr. Lang, was a consultant to the Company, and was an officer and director of IMA and Golden Arrow at the time.


         ii) purchased a 100% undivided interest in three mineral properties (the "Chubut Properties"), comprising 24,280 hectares, located in Chubut Province, Argentina, by issuing 500,000 common shares (issued in November 2003) for a fair value of $225,000. (At the time this agreement was negotiated the 500,000 shares had a deemed value of $22,000 which was IMA's recorded cost for the properties.) In addition, in the event that a decision is made to place the Chubut Properties into commercial production, the Company will pay IMA and IMASA (now Golden Arrow and IMAUSA) a bonus of US$250,000 and a 3% net smelter returns royalty. Pursuant to an agreement dated June 28, 2004, effective July 7, 2004, IMA's and IMASA's rights and interests under this agreement were assigned to Golden Arrow and IMAUSA, respectively. As of June 28, 2004, Mr. Grosso was an officer, director and principal shareholder of the Company and an officer and director of IMA and Golden Arrow. As of June 28, 2004, Mr. Cacos, an officer, director and principal shareholder of the Company, and Mr. Terry, an officer of the Company, were officers and directors of IMA. As of June 28, 2004, Mr. Lang was a consultant to the Company and an officer and director of IMA. During July 2004, Messrs. Cacos and Terry, officers, directors and/or principal shareholders of the Company, became officers and directors of Golden Arrow. Mr. Lang, an officer of the Company, also became an officer and director of Golden Arrow in July 2004.


                  See "Item 4. Information on the Company - History and Development of the Company" and "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Chubut Project."


2. Through December 31, 2004, the Company shared office facilities, capital assets and personnel with IMA. Pursuant to a letter agreement dated October 1, 2002, the Company agreed to pay IMA $2,000 per month for expenses ($1,500 for use of office, boardroom, reception services and other common areas and $500 for secretarial and bookkeeping services), which amount was later increased to $2,500 per month. At the time of the letter agreement, Nikolaos Cacos was an officer, director and principal shareholder of the Company and an officer and director of IMA and Joseph Grosso was a principal shareholder of the Company and an officer and director of IMA. Nikolaos Cacos, Joseph Grosso, and David Terry, officers, directors and/or principal shareholders of the Company, are officers and/or directors of IMA. Arthur Lang, an officer of the Company, is also an officer and director of IMA, and his services to the Company, through December 31, 2004, were provided as a part of the Company's agreement with IMA. During the fiscal year ended December 31, 2003, the Company paid $35,110 (2002 - $6,000; 2001 -
         $nil) to IMA. As at December 31, 2003, $16,168 remained unpaid and was included in accounts payable and accrued liabilities. For the nine month period ending on September 30, 2004, the Company paid $79,367 (2003 - $15,000) to IMA for shared rent and administration costs, which included Mr. Lang's services to the Company. The Company also paid for consulting services for investor information and awareness as follows:
         $14,400 ($1,600 per month) to a former director of IMA and $24,400 ($2,600 per month plus expenses) to a consultant, who also is a consultant to IMA.


3. Effective January 2, 2004, the Company entered into an agreement with Mr. Cacos, the President, a principal shareholder and a director of the Company, for his services. See "Item 6. Directors, Senior Management and Employees - Employment Agreements." Under the contract Mr. Cacos is currently paid $6,125 per month. During the nine months ended September 30, 2004, the Company paid $54,026 to Mr. Cacos. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include an undetermined bonus plus eighteen months of compensation.

4. The Company has completed a public offering and private placements of common stock, the subscribers of which include principal shareholders, officers and/or directors of the Company and companies wholly-owned by principal shareholders, directors and officers of the Company. The securities issued pursuant to the public offering and the private placements were issued in accordance with the pricing policies of the TSX Venture. The TSX Venture allows a discount from the market price for the securities issued pursuant to a private placement. The discount is determined, as follows:


                     CLOSING PRICE OF SHARES            DISCOUNT
                     Up to $0.50                          25%
                     $0.51 - $2.00                        20%
                     Above $2.00                          15%

         The securities purchased by the principal shareholders, officers and/or directors in the public offering and/or private placements were offered to the principal shareholders, officers and/or directors at the same price as third-party purchasers. The following table provides a listing of the offerings and private placements conducted by the Company, during the period from January 1, 2001 through March 31, 2005, along with the names of the officers, directors and/or principal shareholders which purchased securities in these offerings and private placements and the use of proceeds:


                                                                                                 PURCHASE   MARKET
                                                                              PARTICIPATION BY     PRICE    PRICE(1)<F1>
                                        PLACEE                                    INSIDERS           $         $
         --------------------------------------------------------------------------------------------------------------
         YEAR ENDED DECEMBER 31, 2001
         No offerings conducted

         YEAR ENDED DECEMBER 31, 2002
         Private Placement - 3,999,999 shares                                                       0.02       N/A

              Gross Proceeds: $79,999.98
              Commissions and Finders' Fees: $ none

              Offering Costs: None

              Net Proceeds: $ 79,999.98
              Use of Proceeds: Working Capital

            - Joseph and Evelyn Grosso                                                 751,882
            - Nikolaos Cacos                                                           644,501
            - Angelo Colucci                                                           375,942
            - Alfie Colucci                                                            375,942
            - Orianna Maiorano                                                         375,942
            - Vince Maiorano                                                           375,942
            - Jerry Minni                                                               97,561
            - Robert Coltura                                                            92,915
                                                                                --------------
              Total                                                                  3,090,627
                                                                                ==============

         YEAR ENDED DECEMBER 31, 2003
         Private Placement - 1,352,500 special warrants.                                            0.10       N/A

              Each special warrant was converted, without additional compensation, into one common share of the Company on completion of the Company's initial public offering. As at December 31, 2002, the Company had received the full subscription proceeds

              Gross Proceeds: $135,250.00
              Commissions and Finders' Fees: $ none
              Offering Costs: $ 1,875.00
              Net Proceeds: $ 133,375.00
              Use of Proceeds: Mineral Exploration, administrative costs and working capital

            - Joseph and Evelyn Grosso                                                 254,232
            - Nikolaos Cacos                                                           217,198
            - Angelo Colucci                                                           127,115
            - Alfie Colucci                                                            127,115
            - Orianna Maiorano                                                         127,116
            - Vince Maiorano                                                           127,116
            - Jerry Minni                                                               32,988
            - Robert Coltura                                                            31,417
                                                                                --------------
              Total                                                                  1,044,297
                                                                                ==============


                                      -63-

                                                                                                 PURCHASE   MARKET
                                                                              PARTICIPATION BY     PRICE    PRICE(1)<F1>
                                        PLACEE                                    INSIDERS           $         $
         --------------------------------------------------------------------------------------------------------------
         Private Placement - 1,524,332 special warrants.                                            0.15       N/A

              Each special warrant was converted, without additional compensation, into one common share of the Company on completion of the Company's initial public offering.

              Gross Proceeds: $228,649.80
              Commissions and Finders' Fees: $ none
              Offering Costs: $ 1,875.00
              Net Proceeds: $ 226,774.80
              Use of Proceeds: Mineral Exploration, administration costs and working capital

            - Joseph and Evelyn Grosso                                                 170,000
            - Angelo Colucci                                                            70,000
            - Alfie Colucci                                                             93,333
            - Aspasia Michoulas                                                         67,000
                                                                                --------------
              Total                                                                    400,333
                                                                                ==============

         Initial Public Offering - 1,500,000 units.                                                 0.45       N/A

              Each unit was comprised of one common share of the Company and one non-transferable share purchase warrant. Two warrants entitled the holder to purchase one additional common share, at a price of $0.50 per share, on or before September 1, 2004.

              Gross Proceeds: $675,000.00

              Commissions and Finders' Fees: $64,000. The Company also issued the agent 100,000 common shares, at a deemed value of $45,000, and granted a non-transferable warrant to purchase 225,000 common shares of the Company, at $0.45 per share, on or before September
              1, 2004. The agent was also granted a greenshoe option(3)<F3> by the Company entitling the agent to purchase a total of 225,000 units, at $0.45 per unit, on or before January 30, 2004.

              Offering Costs: $97,755
              Net Proceeds: $468,245
              Use of Proceeds: Mineral Exploration, administration costs, offering costs and working capital

            - No participation by officers, directors or principal shareholders      None

         PERIOD FROM JANUARY 1, 2004 THROUGH SEPTEMBER 30, 2004
         Exercise of Greenshoe Option - 225,000 units.                                              0.45       N/A

         The agent exercised the greenshoe option in January 2004. The option entitled the agent to purchase 225,000 units at $0.45 less an 8% commission.
              Gross Proceeds: $101,250
              Commissions and Finders' Fees: $8,100
              Offering Costs: None
              Net Proceeds: $93,150
              Use of Proceeds: Working Capital

            - No participation by officers, directors or principal shareholders      None

         Private Placement - 1,257,000 units.                                                       0.55      0.68

              Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.67 per share on or before January 20, 2005. As at December 31, 2003, $658,350 had been received by the Company on account of the private placement and had been recorded as share subscriptions received.

              Gross Proceeds: $691,350.00
              Commissions and Finders' Fees: $ none
              Offering Costs: $ 3,956.75
              Net Proceeds: $ 687,393.25
              Use of Proceeds: Mineral Exploration, administration costs and working capital


                                      -64-

                                                                                                 PURCHASE   MARKET
                                                                              PARTICIPATION BY     PRICE    PRICE(1)<F1>
                                        PLACEE                                    INSIDERS           $         $
         --------------------------------------------------------------------------------------------------------------
            - No participation by officers, directors or principal shareholders      None

         Private Placement - 2,750,000 units.                                                       0.80      0.98

              Each unit comprised one common share and one non-transferable share purchase warrant. On the non-brokered portion, each warrant entitles the holder to purchase one additional common share for a period of two years, at a price of $1.00 per share on or before March 24, 2005 and at $1.20 per share on or before March 24, 2006.
              On the brokered portion, each warrant entitles the holder to purchase one additional common share for a period of two years, at a price of $1.00 per share on or before March 31, 2005 and at $1.20 per share on or before March 31, 2006.

              Gross Proceeds: $2,200,000.00
              Commissions and Finder's Fees: $96,560 in cash. The Company also issued 55,300 units on the same terms and basis as the private placement, and issued 168,000 warrants. Each warrant entitles the holder to purchase one common share of the Company at $0.90 per share on or before March 31, 2006
              Offering Costs: $57,401.19
              Net Proceeds: $2,001,798.81
              Use of Proceeds: Mineral Exploration, administration costs, offering costs and working capital

            - Nikolaos Cacos (2)<F2>                                                   208,000
            - Robert Coltura                                                             6,000
            - Lindsay Bottomer                                                           5,000
                                                                                      --------
              Total                                                                    219,000
                                                                                      ========

         Private Placement - 1,650,000 units.                                                      $0.55     $0.58
              Each unit comprised one common share and one/half non-transferable share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share in the capital of the Company for one year at a purchase price of $0.60 per share on or before
              March 18, 2006.

              Gross Proceeds:  $907,500.00
              Commissions and Finder's Fees: $35,510.00 in cash plus $5,300.00 in administration fees and expenses. The Company issued 14,962 units, on the same terms and basis as the private placement, and issued 66,750 warrants on the same terms. The Company also issued 27,000 common shares and 13,500 warrants representing the corporate finance fee on the brokered portion. All of the warrants are exercisable for one year at a purchase price of $0.60 per share on or before March 18, 2006.
              Offering Costs:  None
              Net Proceeds:    $845,549.10
              Use of Proceeds:  Mineral Exploration,  administration costs, offering costs and working capital

            - Lindsay Bottomer                                                           5,000
            - Robert Coltura                                                            10,000
            - Evelyn Grosso (wife of Joseph Grosso)                                    100,000
                                                                                --------------
                 Total                                                                 115,000
                                                                                ==============

         (1)<F1> Quoted closing price on date of announcement of private placement or offering.
         (2)<F2>  Includes 10,000 units purchased by Nikolaos Cacos (RRSP
                  Account).

         (3)<F3> A greenshoe option is an underwriting agreement provision of an IPO (Initial Public Offering) that allows syndicate members to buy additional shares at the original price if the demand is high. The name comes from the fact that the "Green Shoe Company" was the first to issue this type of option.



5. The Company entered into a consulting agreement with David Terry dated February 16, 2004, as amended June 29, 2004. See "Item 6. Directors, Senior Management and Employees - Employment Agreements." During the nine months ended September 30, 2004, the Company paid Mr. Terry $81,000, including $25,000 for relocation expenses. During the nine months ended September 30, 2004, the Company received $28,000 from IMA for reimbursement of a portion of Mr. Terry's fees. Nikolaos Cacos, Joseph Grosso, and David Terry, officers, directors and/or principal shareholders of the Company, are officers and/or directors of IMA. Arthur Lang is an officer of the Company and an officer and director of IMA. This agreement was terminated and effective January 1, 2005, Mr. Terry began providing his services to the Company through the Grosso Group. See "Item 6. Directors, Senior Management and Employees - Employment Agreements - Grosso Group." Mr. Terry has entered into a consulting agreement with the Grosso Group upon similar terms as his prior agreement with the Company.


6.       See "Item 6. Directors, Senior Management and Employees -
         Compensation."


7. The Company has engaged the services of the Grosso Group, effective January 1, 2005. See "Item 6. Directors, Senior Management and Employees - Employment Agreements - Grosso Group." The Company anticipates that it will enter into an Administration Services Agreement by and among the Company, Golden Arrow, Gold Point Exploration Ltd., IMA and the Grosso Group, effective January 1, 2005; however, as of the date of this registration statement, the terms of the Administration Services Agreement are being finalized. Nikolaos Cacos, an officer, director and principal shareholder of the Company is also an officer of IMA and an officer and director of Golden Arrow. It is anticipated that Mr. Cacos will become an officer and director of the Grosso Group. Joseph Grosso, an officer, director and principal shareholder of the Company is also an officer and director of IMA, Golden Arrow and the Grosso Group. As of the date of this registration statement, Mr. Grosso is also the sole shareholder of the Grosso Group. David Terry, an officer of the Company, is an officer and director of IMA and Golden Arrow. It is anticipated that Mr. Terry will become an officer of the Grosso Group. Arthur Lang, an officer of the Company, is an officer and director of IMA and Golden Arrow and it is anticipated that Mr. Lang will become and officer and director of the Grosso Group. It is anticipated that Nick DeMare, an officer and director of Gold Point Exploration Ltd., will be a director of the Grosso Group and that Sean Hurd, a director of Gold Point Exploration Ltd., IMA and Golden Arrow, will be an officer of the Grosso Group. Chase Management Ltd., a company indirectly owned by Mr. DeMare provides services to the Company and to the other Grosso Group shareholder companies. Mar Bergstrom, an officer of the Company, provides her services to the Company through the Grosso Group, which has a consulting contract with Lions Gate, a company owned and controlled by Ms. Bergstrom. Ms. Bergstrom also provides services, through the Grosso Group, to IMA and Golden Arrow.


INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

During the fiscal years ended December 31, 2001, 2002, 2003 and the period from January 1, 2004 to September 30, 2004, none of the following were indebted to the Company:

         (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;
         (b)   associates;
         (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family;
         (d) key management personnel and close members of such individuals' families; or
         (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

CONFLICTS OF INTEREST

See "Item 3.  Key Information - Risk Factors."


The following table identifies, as of March 31, 2005, the name of each officer and director of the Company and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:


NAME OF DIRECTOR    NAME OF COMPANY            DESCRIPTION OF BUSINESS     POSITION              TERM OF SERVICE
------------------- -------------------------- --------------------------- -------------------   ---------------------
Nikolaos Cacos      IMA Exploration Inc.       Mineral Exploration         Corporate             July 1993 to present
                                                                           Secretary

                    Golden Arrow Resources     Mineral Exploration         Director              July 2004 to present
                    Corp.
                                                                           Corporate             July 2004 to present
                                                                           Secretary

Joseph Grosso       IMA Exploration Inc.       Mineral Exploration         Director              February 1990 to present
                                                                           President & CEO       February 1990 to present

                    Golden Arrow Resources     Mineral Exploration         Director              May 2004 to present
                    Corp.
                                                                           President & CEO       May 2004 to present

Jerry Minni         Raytec Development Corp.   Food Equipment              Director              February 1992 to
                                               Manufacturer                                      present
                                                                           President             February 1992 to
                                                                                                 present

                    Triex Mineral Corp.        Mineral Exploration         Director              June 1994 to
                                                                                                 December 14, 2004

                    Global Sortweb.com Inc.    Software Development        Director              July 1998 to present
                                                                           CFO                   July 1998 to present

                    Avantec Technologies Inc.  Chemical Equipment          Director              June 1999 to present

Lindsay Bottomer    Southern Rio Resources     Mineral Exploration         Director              July 2001 to present
                    Ltd.                                                   President & CEO       July 2001 to present

                    Entree Gold Inc.           Mineral Exploration         Director              June 2002 to present

                    Strategem Capital Corp.    Venture Capital             Director              June 2003 to present

                    Altima Resources Ltd.      Mineral Exploration         Director              November 2003 to present

                    Pacific North West         Mineral Exploration         Director              May 1998 to present
                    Capital Corp.

David Terry         IMA Exploration Inc.       Mineral Exploration         Director              May 2004 to present
                                                                           Vice-President,       May 2004 to present
                                                                           Exploration

                    Golden Arrow Resources     Mineral Exploration         Director              July 2004 to present
                    Corp.                                                  Vice-President,       July 2004 to present
                                                                           Exploration

Robert Coltura      Grant Thornton             Chartered Accountants       Employment Director   April 1996 to

                    Matalia Investments        Hospitality and Tourism     President             October 1993 to present
                    Ltd.                       Consulting


                                      -67-

NAME OF DIRECTOR    NAME OF COMPANY            DESCRIPTION OF BUSINESS     POSITION              TERM OF SERVICE
------------------- -------------------------- --------------------------- -------------------   ---------------------
Arthur Lang         IMA Exploration Inc.       Mineral Exploration         Director              April 2004 to present
                                                                           Chief Financial       April 2004 to present
                                                                           Officer
                                                                           Vice-President        April 2004 to present

                    Golden Arrow Resources     Mineral Exploration         Director              June 2004 to present
                    Corp.                                                  Chief Financial       July 2004 to present
                                                                           Officer
                                                                           Vice-President        July 2004 to present


                    Arthur G Lang Inc.         Financial and Management    Director              1999 to 2004
                                               Consulting Services         President             1999 to 2004



Mar Bergstrom       LGM-Lions Gate             Regulatory Consulting       President           1997 to present
                    Management                 Services





INTERESTS OF EXPERTS AND COUNSEL

Not applicable.


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION                                                                 PAGE
--------------------------------------------------------------------------------

Audited Financial Statements for the Years Ended December 31, 2003,         F-1
2002 and 2001

Unaudited Interim Financial Statements for the Nine Months Ended            FF-1
September 30, 2004 and 2003

SIGNIFICANT CHANGES




The Company closed a private placement of units in March 2005 for net proceeds of $845,549. The Company sold 1,691,962 units at a price of $0.55 per unit (including 14,962 units issued to Canaccord Capital Corporation in lieu of a portion of its cash commission). Each unit consisted of one common share and one-half non-transferable share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company for one year at a purchase price of $0.60 per share on or before March 18, 2006. In addition, the Company issued 66,750 agent's warrants to Canaccord Capital Corporation. The agent's warrants have the same terms as the other warrants issued in the offering. The Company also issued 27,000 common shares and 13,500 warrants to Canaccord Capital Corporation as a corporate finance fee. The Company paid $35,510 in cash commissions, plus $5,300 in administration fees and expenses.



In March 2005 the Company staked two claim blocks in Nye County, Nevada. See "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Nevada, USA, Properties."


DIVIDEND POLICY

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors of the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

LEGAL PROCEEDINGS

None.

ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

PRICE HISTORY

The Company's common stock commenced trading on the TSX Venture on December 2, 2003. The Company's stock currently trades on the TSX Venture under the symbol "AMS" and CUSIP number 02351P105.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSX Venture for the periods indicated:

                   TSX VENTURE EXCHANGE STOCK TRADING ACTIVITY
                                                      SALES PRICE ($)
                                                 ------------------------

YEAR ENDED                  VOLUME                  HIGH           LOW

December 31, 2004         7,113,900                 1.12           0.35
December 31, 2003(1)      1,444,847                 0.95           0.60

(1) Period from December 2, 2003 to December 31, 2003.


                                                      SALES PRICE ($)
                                                 ------------------------

QUARTER ENDED               VOLUME                  HIGH           LOW


March 31, 2005            1,537,808                 0.74           0.40

December 31, 2004         1,076,700                 0.77           0.48
September 30, 2004        1,033,400                 0.70           0.35
June 30, 2004             1,931,600                 1.12           0.40
March 31, 2004            3,072,200                 1.10           0.75
December 31, 2003(1)      1,444,847                 0.95           0.60

(1) Period from December 2, 2003 to December 31, 2003.


                                                      SALES PRICE ($)
                                                 ------------------------

MONTH ENDED                 VOLUME                  HIGH           LOW


March 31, 2005              392,350                 0.65           0.40
February 28, 2005           539,258                 0.64           0.45

January 31, 2005            606,200                 0.74           0.60
December 31, 2004           249,600                 0.76           0.55
November 30, 2004           543,000                 0.77           0.48
October 31, 2004            284,100                 0.65           0.54




                           PINK SHEET TRADING ACTIVITY

The Company's common shares have been listed in the Pink Sheets under the symbol "AJRSF" since January 2004. The following tables set forth the market price ranges and the aggregate volume of trading of the common shares of the Company in the Pink Sheets for the periods indicated. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

                                                    CLOSING SALES PRICE
                                                --------------------------
YEAR ENDED                  VOLUME                  HIGH           LOW
December 31, 2004           330,750                 $0.84         $0.27

                                                    CLOSING SALES PRICE
                                                --------------------------
QUARTER ENDED               VOLUME                  HIGH           LOW


March 31, 2005               56,280                 $0.54         $0.40

December 31, 2004            34,450                 $0.64         $0.41
September 30, 2004           75,200                 $0.30         $0.27
June 30, 2004                79,300                 $0.84         $0.30
March 31, 2004              141,800                 $0.83         $0.60


                                                    CLOSING SALES PRICE
                                                --------------------------
MONTH ENDED                 VOLUME                  HIGH           LOW


March 31, 2005               15,600                 $0.54         $0.48
February 28, 2005            40,680                 $0.47         $0.40

January 31, 2005       no trading activity           N/A           N/A
December 31, 2004             6,750                 $0.64         $0.44
November 30, 2004            22,000                 $0.64         $0.41
October 31, 2004              5,700                 $0.48         $0.48




As of March 31, 2005, the Company's shares were not being traded on an exchange in the United States, and there was no established market in the United States for the Company's shares.


The Company intends to seek a listing for its shares on the Over-the-Counter Bulletin Board operated by the National Association of Securities Dealers. The Company does not know if, or when, it will obtain such a listing.

REGISTRATION, TRANSFER AND PAR VALUE

The Company's common shares, no par value, are registered. The Company's transfer agent is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada.

RESTRICTIONS ON TRANSFERABILITY

A total of 2,609,588 common shares are subject to TSX Venture resale restrictions and are held in escrow. See "Item 7. Major Shareholders and Related Party Transactions - Escrow Shares."


ITEM 10.  ADDITIONAL INFORMATION.
--------------------------------------------------------------------------------

SHARE CAPITAL


The following table sets forth information about the Company's share capital as of December 31, 2003, September 30, 2004 and March 31, 2005:



                                                                   DECEMBER       SEPTEMBER
                                                                      31,             30,          MARCH 31,
                                                                     2003            2004            2005
                                                                 -----------      ----------      -----------
   Number of Common Shares Authorized                            100,000,000       unlimited       unlimited
   Par Value per Share                                               None             None            None
   Number of Shares Issued and Fully-Paid                         9,086,832        14,087,882      16,089,844





For the fiscal years ended December 31, 2004, 2003, 2002, and 2001 and the period from January 1, 2005 to March 31, 2005, the Company issued common shares, as follows:

                                                                                                 AMOUNT
                                                                       NUMBER OF SHARES            ($)
                                                                       ----------------    ----------------
         Balance, December 31, 2000                                                   1                   1
                                                                       ----------------    ----------------
         Balance, December 31, 2001                                                   1                   1
              Private Placement                                               3,999,999              79,999
                                                                       ----------------    ----------------
         Balance, December 31, 2002                                           4,000,000              80,000
                                                                       ----------------    ----------------
              Shares Issued for Cash
                  Initial Public Offering                                     1,500,000             675,000
                  Special Warrants (issued and converted to                   2,876,832             363,900
                  common shares)
                  Exercise of Warrants                                           10,000               5,000
              Shares Issued for Agent's Fees                                    100,000              45,000
              Shares Issued for Mineral Properties                              600,000             270,000
              Less: Share Issue Costs                                              -               (210,505)
                                                                       ----------------    ----------------
                                                                              5,086,832           1,148,395
                                                                       ----------------    ----------------
         Balance, December 31, 2003                                           9,086,832           1,228,395
              Shares Issued for Cash
                  Private Placements                                          4,007,000           2,891,350
                  Exercise of Warrants                                          288,750             143,650
                  Greenshoe Option                                              225,000             101,250
              Shares Issued for Agent's Fees                                     55,300              44,240
              Shares Issued for Mineral Properties                              425,000             329,250
              Less: Share Issue Costs                                              -               (210,258)
                                                                       ----------------    ----------------
                                                                              5,001,050           3,299,482
                                                                       ----------------    ----------------
         Balance, December 31, 2004                                          14,087,882           4,527,877
              Shares Issued for Cash
                  Private Placements                                          1,650,000             907,500
                  Exercise of Warrants                                          310,000             207,700
              Shares Issued for Agent's Fees                                     41,962              23,079
                                                                       ----------------    ----------------
                                                                              2,001,962           1,138,279
                                                                       ----------------    ----------------
         Balance, March 31, 2005                                             16,089,844           5,666,156
                                                                       ================    ================


See "Information on the Company - Property, Plant and Equipment" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."


As of March 31, 2005, the Company had issued 1,222,262 shares with a deemed value of $711,569, which represented 12.6% of the Company's capital, for non-cash consideration relating to the acquisition of property interests and agent's fees.


All of the Company's outstanding shares, options and warrants have been issued in accordance with the pricing policies of the TSX Venture. The TSX Venture's policies allow for the issuance of securities at a discount from the market price.

See also "Item 6. Directors, Senior Management and Employees - Share Ownership" and "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company was incorporated under the laws of British Columbia on April 11, 2000, as "XS Capital Corp.," by registration of its Memorandum and Articles with the B.C. Registrar of Companies (the "BC Registrar") under the incorporation number 605176. On March 4, 2003, the Company changed its name to "Amera Resources Corporation", and the Company transitioned under the B.C. Business Corporations Act ("BCBCA") on July 19, 2004 by the filing of a transition application and Notice of Articles.

On March 29, 2004, the BCBCA came into force in British Columbia and replaced the Company Act, which is the statute that previously governed the Company. In connection with the adoption of the BCBCA, the Company's shareholders (at a shareholder meeting held on June 30, 2004) approved the adoption of new Articles (which replaced in their entirety the prior Articles) and approved a resolution which removed the Company from governance under certain "pre-existing company provisions" under the BCBCA. By Notice of Alteration, the Company's Articles were altered effective September 13, 2004.

The Company is authorized to engage in any lawful business. The following is a summary of all material provisions of the Company's Articles and certain provisions of the BCBCA, applicable to the Company:

     A. DIRECTOR'S POWER TO VOTE ON A PROPOSAL, ARRANGEMENT OR CONTRACT IN WHICH THE DIRECTOR IS MATERIALLY INTERESTED.

           Under the BCBCA, subject to certain exceptions, a director or senior officer of the Company must disclose any material interest that he personally has, or that he as a director or senior officer of another corporation has in a contract or transaction that is material to the Company and which the Company has entered into or proposes to enter into.

           A director or senior officer of the Company does not hold a disclosable interest in a contract or transaction if:

           1. the situation that would otherwise constitute a disclosable interest arose before the coming into force of the BCBCA, and the interest was disclosed and approved under, or was not required to be disclosed under legislation that applied to the Company before the coming into effect of the BCBCA;
           2. both the Company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;
           3. the Company is a wholly owned subsidiary of the other party to the contract or transaction;
           4. the other party to the contract or transaction is a wholly owned subsidiary of the Company; or
           5. the director or senior officer is the sole shareholder of the Company or of a corporation of which the Company is a wholly owned subsidiary.

           A director or senior officer of the Company does not hold a disclosable interest in a contract or transaction merely because:

           1. the contract or transaction is an arrangement by way of a security granted by the Company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the Company or an affiliate of the Company;
           2. the contract or transaction relates to an indemnity or insurance under the BCBCA;
           3. the contract or transaction relates to the remuneration of the director or senior officer, in that person's capacity as director, officer, employee or agent of the Company or of an affiliate of the Company;
           4. the contract or transaction relates to a loan to the Company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or
           5. the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the Company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

           A director or senior officer who holds such a material interest must disclose the nature and extent of such interest in writing. The disclosure must be evidenced in writing in a consent resolution, the minutes of a meeting or any other record deposited with the Company's record office. A director who has a disclosable interest in a contract or transaction is not entitled to vote on any directors' resolution to approve that contract or transaction, but may be counted in the quorum at the directors' meeting at which such vote is taken.

     B. DIRECTORS' POWER, IN THE ABSENCE OF AN INDEPENDENT QUORUM, TO VOTE COMPENSATION TO THEMSELVES OR ANY MEMBERS OF THEIR BODY.

           The compensation of the directors is decided by the directors unless the Board of Directors specifically requests approval of the compensation from the shareholders. If the issuance of compensation to the directors is decided by the directors, a quorum is the majority of the directors in office.

     C. BORROWING POWERS EXERCISABLE BY THE DIRECTORS AND HOW SUCH BORROWING POWERS MAY BE VARIED.

           The Company, if authorized by the directors, may:

           1. borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
           2. issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;
           3.   guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
           4. mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

           The borrowing powers may be varied by amendment to the Articles of the Company which requires approval of the shareholders of the Company by special resolution, being a resolution passed by at least 2/3 majority of the votes cast on the resolution (a "Special Resolution").

     D.    RETIREMENT AND NON-RETIREMENT OF DIRECTORS UNDER AN AGE LIMIT
           REQUIREMENT.

           There are no such provisions applicable to the Company under the Notice of Articles, Articles or the BCBCA.

     E.    NUMBER OF SHARES REQUIRED FOR A DIRECTOR'S QUALIFICATION.

           A director of the Company is not required to hold a share in the capital of the Company as qualification for his office.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Company consists of an unlimited number of common shares without par value.

COMMON SHARES


As of March 31, 2005, a total of 16,089,844 common shares were issued and outstanding. All of the common shares are fully paid and not subject to any future call or assessment. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares. The Company's board of directors does not stand for re-election at staggered intervals.

CHANGES TO RIGHTS AND RESTRICTIONS OF SHARES

Under the BCBCA and the Company's Articles, if the Company wishes to change the rights and restrictions of the common shares the Company must obtain the approval of the shareholders by Special Resolution.

DIVIDEND RECORD

The Company has not paid any dividends on its common shares and has no policy with respect to the payment of dividends. As of the date of this registration statement, the Company does not have any plans to declare a dividend.

OWNERSHIP OF SECURITIES AND CHANGE OF CONTROL

Except for the Investment Canada Act, discussed below, there are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the constituent documents of the Company.

Any person who beneficially owns or controls, directly or indirectly, more than 10% of the Company's voting shares is considered an insider, and must file an insider report with the British Columbia, Alberta and Ontario Securities Commissions within ten days of becoming an insider disclosing any direct or indirect beneficial ownership of, or control over direction over securities of the Company. In addition, if the Company itself holds any of its own securities, the Company must disclose such ownership.

There are no provisions in the Company's Notice of Articles and Articles that would have an effect of delaying, deferring or preventing a change in control of the Company operating only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

MEETINGS OF THE SHAREHOLDERS

ANNUAL AND GENERAL MEETINGS

An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors. Additionally, the directors may, whenever they think fit, call a general meeting of shareholders. A quorum at a general meeting shall be two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. There is no limitation imposed by the laws of Canada or by the charter or other constating documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, discussed below.

In accordance with British Columbia law, directors shall be elected by an "ordinary resolution" which means (a) a resolution passed by the shareholders of the Company in general meeting by a simple majority of the votes cast in person or by proxy, or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than 2/3 of the votes entitled to be cast on it.

Under British Columbia law certain items such as ratifying an amendment to the Company's Articles or approving an amalgamation or merger, requires approval by a special resolution which shall mean (a) a resolution passed by a majority of not less than 2/3 of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the company, or (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

DIFFERENCES FROM REQUIREMENTS IN THE UNITED STATES

Except for the Company's quorum requirements, certain requirements related to related party transactions, the requirement for notice of shareholder meetings, the approval of amendments to the Company's articles and disclosures by certain shareholders of their ownership, which are discussed above, there are no significant differences in the law applicable to the Company, in the areas outlined above, in British Columbia versus the United States. In most states in the United States, a quorum must consist of a majority of the shares entitled to vote. Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote. Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and activities. In addition, most states in the United States require that a notice of meeting be mailed to shareholders prior to the meeting date. Additionally, in the United States, a director may not be able to vote on the approval of any transaction in which the director has a interest. Generally, most states in the United States require amendments to a company's articles of incorporation to be approved by at least a majority of the votes cast by the holders of the issued and outstanding shares. Some states, or some older corporations, may require approval of amendments by 2/3 of the votes cast by the holders of the issued and outstanding shares. In addition, in the United States voting by separate voting groups may be required on the approval of any such amendments. The Company's common shares are registered with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result, under Section 13 of the Act, shareholders beneficially owning more than five percent (5%) of the Company's common shares may be required to make filings with the Securities and Exchange Commission relating to their ownership of the Company's common shares.

MATERIAL CONTRACTS

The following are material contracts to which the Company is a party and which were entered into during the two years proceeding the date of this registration statement:

     1. Letter Agreement dated October 1, 2002 among the Company and IMA Exploration Inc. relating to the rental of office space and the provision of administrative services to the Company. See "Item 4. Information on the Company - Principal Offices" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

     2. Letter of Intent among the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated March 6, 2003. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

     3. Property Purchase Agreement among the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated March 6, 2003. See "Item
          4. Information on the Company - Property, Plant and Equipment - Other Properties - Chubut Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

     4. Stock Option Plan dated March 6, 2003. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

     5. Stock Option Plan dated April 13, 2004. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities - Stock Options."

     6. Escrow Agreement among the Company, Computershare Trust Company of Canada and the Principals of the Company dated April 30, 2003. See "Item 7. Major Shareholders and Related Party Transactions - Escrow Shares."

     7. Agency Agreement between the Company and Canaccord Capital Corporation ("Canaccord") dated July 31, 2003, pursuant to which Canaccord agreed to the Company with an offering for sale of 1,500,000 units at $0.45 per unit. Each unit consisted of one share and one warrant exercisable at $0.50. Canaccord was given the right to sell up to an additional 15% of the offering. Canaccord's compensation included an 8% commission; warrants totaling up to 15% of the units sold, priced at $0.45 per warrant; an administration fee of $7,500; and, 100,000 shares of the Company's common stock. The warrants expired September 1, 2004. Canaccord was granted a right of first refusal for any further financings during from the closing of the offering until September 1, 2004.

     8. Amending Letter Agreement among the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated September 30, 2003. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

     9. Management Agreement with Nikolaos Cacos dated January 2, 2004. See "Item 6. Directors, Senior Management and Employees - Employment Agreements."

     10. Consulting Agreement with David Terry dated February 16, 2004. See "Item 6. Directors, Senior Management and Employees - Employment Agreements."

     11. Engagement Agreement between the Company and Canaccord Capital Corporation dated March 8, 2004, pursuant to which Canaccord agreed to assist the Company in raising up to $1,000,000 at $0.80 per unit in a private placement without an offering memorandum. Each unit consisted of one share and one whole warrant, with each warrant exercisable into one share for a period of 24 months at a price of $1.00 in year one and at a price $1.20 in year two. Canaccord's compensation consisted of an 8% cash commission; warrants equal to 12% of the offering sold at a price of $0.80 for a period of two years; a corporate finance fee of 40,000 units (on the same as the units sold in the offering); and, an administration fee of $7,500. Canaccord was granted a right of first refusal for any further financing from the closing of the offering until March 31, 2005.

     12. Amending Letter Agreement made among the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated April 8, 2004. See "Item
          4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

     13. Assignment and Assumption Agreement dated June 28, 2004 among the Company, IMA Exploration Inc., Inversiones Mineras Argentinas S.A., Golden Arrow Resources Corporation, and Inversiones Mineras Australes S.A. relating to the Company's Argentinean properties.

     14. Assignment and Assumption Agreement dated June 28, 2004 among the Company, IMA Exploration Inc., Inversiones Mineras Argentinas S.A., Golden Arrow Resources Corporation, and Inversiones Mineras Australes S.A. relating to the Mogote property.

     15. Amendment to Consulting Agreement with David Terry dated June 29, 2004. See "Item 6. Directors, Senior Management and Employees - Employment Agreements."

     16. Letter Agreement dated August 24, 2004 between the Company and Arcturus Ventures Inc. See "Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Esperanza Project."


     17. Agency Letter Agreement between the Company and Canaccord Capital Corporation dated February 18, 2005, pursuant to which Canaccord agreed to the Company with a portion of an offering for sale of 900,000 units at $0.55 per unit. Each unit consisted of one share and one half warrant exercisable at $0.60. Canaccord's compensation included an 8% of the amount placed, payable either in cash or in agent's units at the election of the agent. The agent's units will have the same terms as the client's units. In addition, the Company agreed to issue warrants to Canaccord equal to 10% of the units subscribed, each warrant will be exercisable to purchase an additional share at $0.60 for a period of one year from closing. In addition, the Company will pay Canaccord a corporate finance fee, payable by the issuance of 27,000 units, having the same terms as the clients' units. The Company will pay an administration fee plus expenses to Canaccord of $5,000.


EXCHANGE CONTROLS

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders of the Company's common stock. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10. Additional Information - Taxation".

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the common stock of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

Management of the Company considers that the following general summary is materially complete and fairly describes those provisions of the Investment Canada Act pertinent to an investment by an American investor in the Company.

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which for 2004 was any amount in excess of $237 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

TAXATION

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES

Management of the Company considers that the following discussion fairly describes the material Canadian federal income tax consequences applicable to a holder of common stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of common stock of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

DIVIDENDS

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend. In the event of the Company declaring and paying dividends it would withhold any applicable taxes.

CAPITAL GAINS

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange. For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

     (a)    the non-resident holder;
     (b) persons with whom the non-resident holder did not deal with at arm's length; or
     (c) the non-resident holder and persons with whom the non-resident holder did not deal with at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, and shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of the Company's common stock are urged to consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of common stock of the Company.

U.S. HOLDERS

As used herein, a "U.S. Holder" is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof,
(iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON SHARES OF COMMON STOCK

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company's common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on the Company's common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular U.S. Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock are urged to consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF SHARES OF COMMON STOCK

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder's tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

The Company has not determined whether it meets the definition of a "passive foreign investment company" (a "PFIC"). It is unlikely that the Company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") under current U.S. law.

If more than 50% of the voting power or value of the Company were owned (actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares ("10% Shareholders"), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company's common shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to resource companies is somewhat unclear.

If the Company or any of its subsidiaries is deemed to be a PFIC, a United States holder of the Company's common shares would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include certain dividends from a PFIC and any gain on the sale of stock of a PFIC) unless such holder made an election either to (1) include in his or her taxable income his or her pro rata share of the PFIC's ordinary earnings and net capital gains under the Qualified Electing Fund rules or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Internal Revenue Code of 1986, as amended. The elections require certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply.

INFORMATION REPORTING AND BACKUP WITHHOLDING

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

CONSENTS OF EXPERTS

The Company's auditors for its financial statements for each of the preceding three years was Ellis Foster, Chartered Accountants, 1650 West 1st Avenue, Vancouver, British Columbia, V6J 1G1, Canada. See "Item 1. Directors, Senior Management and Advisors - Auditors." Their audit report for the fiscal years ended December 31, 2003, 2002 and 2001 is included with the related financial statements in this registration statement with their consent.

INSPECTION OF DOCUMENTS

Copies of the documents referred to in this registration statement may be inspected at the Company's corporate office at Suite 709, 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada, during normal business hours.


The Company's documents publicly filed with the Securities and Exchange Commission may also be viewed and inspected at the SEC's Public Reference Room located at 450 Fifth Street, NW, Washington, D.C. 20549. Copies may also be obtained from the SEC at prescribed rates. Documents may also be viewed on the SEC's Internet website at www.sec.gov.



ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
--------------------------------------------------------------------------------

Not applicable.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
--------------------------------------------------------------------------------

OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

Stock options to purchase securities from the Company are currently granted to directors, officers and employees of the Company and independent consultants on terms and conditions under the Plan, as described in "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."


As of March 31, 2005, the Company had granted an aggregate of 1,604,500 non-transferable incentive stock options to purchase shares of the Company's common stock. See "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."



The Company has issued warrants which are exercisable for shares of the Company's common stock. As of March 31, 2005, there were non-transferable common share purchase warrants exercisable for the purchase of 3,886,031 common shares, as described in "Item 6. Directors, Senior Management and Employees - Options, Warrants and Other Rights to Acquire Securities."


All of the Company's outstanding options and warrants are subject to standard anti-dilution provisions.


As of March 31, 2005, the Company had entered into property acquisition or option agreements pursuant to which up to 1,935,000 common shares of the Company may be issued. See "Item 4. Information on the Company - Property, Plant and Equipment - Principal Properties - Mogote Project" and ""Item 4. Information on the Company - Property, Plant and Equipment - Other Properties - Esperanza Project."

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 15.   CONTROLS AND PROCEDURES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16B.   CODE OF ETHICS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES .
--------------------------------------------------------------------------------

Not applicable.


ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
            PURCHASERS.
--------------------------------------------------------------------------------

Not applicable.


                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

                                                                            Page
Audited Financial Statements for the Years Ended December 31, 2003,
2002 and 2001                                                               F-1
2001

Unaudited Interim Financial Statements for the Nine Months Ended
September 30, 2004 and 2003                                                 FF-1

ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

 EXHIBIT NUMBER                           DESCRIPTION

      1.1         Articles (1)
      1.2         Memorandum and Certificate of Incorporation (1)
      1.3         Certificate of Change of Name and Altered Memorandum (1)
      1.4         Notice of Articles (1)
      4.1 Letter Agreement dated October 1, 2002 made between the Company and IMA Exploration Inc. (1)
      4.2 Letter of Intent made between the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated March 6, 2003 (1)
      4.3 Property Purchase Agreement made between the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated March 6, 2003 (1)
      4.4         Stock Option Plan dated March 6, 2003 (1)
      4.5         Stock Option Plan dated April 13, 2004 (1)
      4.6 Escrow Agreement among the Company, Computershare Trust Company of Canada and the Principals of the Company dated April 30, 2003 (1)
      4.7 Agency Agreement between the Company and Canaccord Capital Corporation dated July 31, 2003 (1)
      4.8 Amending Letter Agreement made between the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated September 30, 2003 (1)
      4.9         Agreement with Nikolaos Cacos dated January 2, 2004 (1)
      4.10        Consulting Agreement with David Terry dated February 16, 2004
                  (1)
      4.11 Engagement Agreement between the Company and Canaccord Capital Corporation dated March 8, 2004 (1)
      4.12 Amending Letter Agreement made between the Company, IMA Exploration Inc. and Inversiones Mineras Argentinas S.A. dated April 8, 2004 (1)
      4.13 Amendment to Consulting Agreement with David Terry dated June 29, 2004 (1)
      4.14 Assignment and Assumption Agreement dated June 28, 2004 among IMA Exploration Inc., Inversiones Mineras Argentinas S.A., Golden Arrow Resources Corporation, Inversiones Mineras Australes S.A. and the Company (relating to the Argentinean properties) (1)
      4.15 Assignment and Assumption Agreement dated June 28, 2004 among IMA Exploration Inc., Inversiones Mineras Argentinas S.A., Golden Arrow Resources Corporation, Inversiones Mineras Australes S.A. and the Company (relating to the Mogote Property) (1)
      4.16 Letter Agreement dated August 24, 2004 between the Company and Arcturus Ventures Inc. (1)

      4.17 Acknowledgement between the Company and Steven K. Jones dated December 31, 2004.
      4.18 Agency Letter Agreement dated February 18, 2005 between the Company and Canaccord Capital Corporation
      4.19        Form of Agreement with the Grosso Group Management Ltd.

      8.1         List of Subsidiaries
     15.1         Consent of Ellis Foster, Chartered Accountants
(1) Incorporated by reference to the exhibits to the Company's registration statement on Form 20-F filed with the Securities and Exchange Commission on October 28, 2004, file number 0-51005.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.


                                        AMERA RESOURCES CORPORATION



Dated:  April 28, 2005                    /s/ NIKOLAOS CACOS
      ------------------------          ----------------------------------------
                                        Nikolaos Cacos, President and Director

================================================================================




                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)

                              FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                        DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


================================================================================

ELLIS FOSTER
   CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
Website:  WWW.ELLISFOSTER.COM
--------------------------------------------------------------------------------

AUDITOR'S REPORT


TO THE SHAREHOLDERS OF

AMERA RESOURCES CORPORATION
(An Exploration Stage Company)

We have audited the balance sheets of Amera Resources Corporation as at December 31, 2003 and 2002 and the statements of loss and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operation and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the company's financial position and its shareholders' equity as at December 31, 2003 and 2002 and its results of operations for each of the years in the three-year period ended December 31, 2003, to the extent summarized in Note 10 to the financial statements.


                                       /s/ ELLIS FOSTER

Vancouver, Canada                      Chartered Accountants
May 10, 2004


--------------------------------------------------------------------------------
EF      A PARTNERSHIP OF INCORPORATED PROFESSIONALS
        AN INDEPENDENTLY OWNED AND OPERATED MEMBER OF MOORE STEPHENS NORTH AMERICA INC., A MEMBER OF MOORE STEPHENS INTERNATIONAL LIMITED
        - MEMBERS IN PRINCIPAL CITIES THROUGHOUT THE WORLD

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                                 BALANCE SHEETS
                        AS AT DECEMBER 31, 2003 AND 2002
                         (EXPRESSED IN CANADIAN DOLLARS)

                                                                                      2003                 2002
                                                                                       $                    $
                                   A S S E T S

CURRENT ASSETS

Cash and cash equivalents                                                             1,117,845              197,469
Amounts receivable and prepaids                                                          18,779                  -
                                                                                 --------------       --------------
                                                                                      1,136,624              197,469
OPTIONS TO ACQUIRE INTERESTS IN
    UNPROVEN MINERAL CLAIMS (Note 4)                                                    507,042                  -

DEFERRED EXPLORATION COSTS (Note 4)                                                     177,217                  -

DEFERRED SHARE ISSUE COSTS                                                                  -                 10,000
                                                                                 --------------       --------------
                                                                                      1,820,883              207,469
                                                                                 ==============       ==============
                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                                                115,352               23,427
                                                                                 --------------       --------------
                      S H A R E H O L D E R S '  E Q U I T Y

SHARE CAPITAL (Note 5)                                                                1,228,395               80,000

SHARE SUBSCRIPTIONS (Note 11(a))                                                        658,350                  -

SPECIAL WARRANTS (Note 5(a))                                                                -                131,500

CONTRIBUTED SURPLUS                                                                     252,000                  -

DEFICIT                                                                                (433,214)             (27,458)
                                                                                 --------------       --------------
                                                                                      1,705,531              184,042
                                                                                 --------------       --------------
                                                                                      1,820,883              207,469
                                                                                 ==============       ==============

NAME CHANGE AND NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 10)


APPROVED BY THE DIRECTORS


/s/ NIKOLAOS CACOS                       , Director
----------------------------------------

/s/ ROBERT COLTURA                       , Director
----------------------------------------


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                         STATEMENTS OF LOSS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                                    2003               2002               2001
                                                                      $                  $                  $
REVENUE

Interest income                                                        3,492                356                 -
                                                               --------------     --------------      --------------
EXPENSES

Accounting and audit                                                  22,341                375                 -
Advertising                                                           14,800                -                   -
Foreign exchange                                                         896                -                   -
Investor relations                                                     7,500                -                   -
Legal                                                                  5,302             20,016                 -
Management fees                                                       25,000                -                   -
Office and sundry                                                     10,548              1,723                 116
Professional fees                                                     32,924                -                   -
Regulatory fees                                                        5,225                -                   -
Rent                                                                  20,000              4,500                 -
Shareholder costs                                                      2,175                -                   -
Stock based compensation                                             252,000                -                   -
Transfer agent fees                                                    4,664                -                   -
Travel                                                                 2,168                -                   -
Website                                                                3,705                -                   -
                                                               --------------     --------------      --------------
                                                                     409,248             26,614                 116
                                                               --------------     --------------      --------------
LOSS FOR THE YEAR                                                   (405,756)           (26,258)               (116)

DEFICIT - BEGINNING OF YEAR                                          (27,458)            (1,200)             (1,084)
                                                               --------------     --------------      --------------
DEFICIT - END OF YEAR                                               (433,214)           (27,458)             (1,200)
                                                               ==============     ==============      ==============

BASIC AND DILUTED LOSS PER SHARE                                      $(0.08)            $(1.25)           $(116.00)
                                                               ==============     ==============      ==============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                                     4,848,716             20,974                   1
                                                               ==============     ==============      ==============




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                                   2003               2002                2001
                                                                    $                  $                   $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the year                                                   (405,756)           (26,258)               (116)
Adjustment for item not affecting cash
     Stock based compensation                                        252,000                -                   -
                                                              ---------------     --------------      --------------
                                                                    (153,756)           (26,258)               (116)
Increase in amounts receivable and prepaids                          (18,779)               -                   -
Increase in accounts payable and accrued liabilities                  91,925             22,227                 116
                                                              ---------------     --------------      --------------
                                                                     (80,610)            (4,031)                -
                                                              ---------------     --------------      --------------
FINANCING ACTIVITIES

Issuance of common shares                                            908,649             79,999                   1
Issuance of special warrants                                             -              135,250                 -
Share subscriptions received                                         658,350                -                   -
Share issuance costs                                                (151,754)           (13,750)                -
                                                              ---------------     --------------      --------------
                                                                   1,415,245            201,499                   1
                                                              ---------------     --------------      --------------
INVESTING ACTIVITY

Option payments and exploration costs                               (414,259)               -                   -
                                                              ---------------     --------------      --------------
INCREASE IN CASH DURING THE YEAR                                     920,376            197,468                   1

CASH AND CASH EQUIVALENTS
     - BEGINNING OF YEAR                                             197,469                  1                 -
                                                              ---------------     --------------      --------------
CASH AND CASH EQUIVALENTS
     - END OF YEAR                                                 1,117,845            197,469                   1
                                                              ===============     ==============      ==============


SUPPLEMENTAL CASH FLOW INFORMATION (Note 9)


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


1.       NAME CHANGE AND NATURE OF OPERATIONS

         The Company was incorporated under the Company Act of British Columbia on April 11, 2000, as XS Capital Corp. On March 4, 2003, the Company changed its name to Amera Resources Corporation. On December 2, 2003, the Company's common shares were listed for trading on the TSX Venture Exchange (the "TSXV") as a junior mineral exploration company.

         The Company is engaged in the acquisition and exploration of resource properties in Argentina. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties. The Company considers that it has adequate resources to maintain its core activities and planned exploration programs for the next fiscal year.

2.       CHANGE IN ACCOUNTING POLICY

         Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for the stock options awards granted to employees and directors, as recommended by Section 3870 "STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS" of the Canadian Institute of Chartered Accountants Handbook ("CICA"). CICA 3870 provides alternative methods of transition for the adoption of the fair value method and as permitted, the Company has elected the prospective application, which allows the fair value method to be applied to awards granted, modified or settled on or after January 1, 2003 to employees. No pro- forma disclosure is provided as the Company did not grant any options prior to fiscal year 2003.

         The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

         For stock option awards granted to other than employees and directors and all direct awards of stocks, the Company continues to apply the fair value method.


3.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant measurement difference between those principles and those that would be applied under United States generally accepted accounting principles ("US GAAP") as they affect the Company are disclosed in Note 10.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

         FINANCIAL INSTRUMENTS

         The Company's financial instruments consist of cash, amounts receivable and accounts payable and accrued liabilities. The fair market value of the Company's financial instruments approximate their carrying amounts due to their short term to maturity.

         OPTION INTERESTS AND DEFERRED EXPLORATION COSTS

         Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

         The Company also accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

         CASH EQUIVALENTS

         Cash and cash equivalents represents cash only. At December 31, 2003 there are no short-term deposits held.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2003, the Company does not have any asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived   assets  of  the  Company  are  reviewed  when  changes  in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

         INCOME TAXES

         The Company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         EARNINGS (LOSS) PER SHARE

         Basic earning (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings
         (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. As the Company has incurred a net loss in fiscal 2003, the stock options and warrants disclosed in Note 6(d) & (e) were not included in the computation of loss per share as its inclusion would be anti-dilutive. No stock options or warrants were granted or issued prior to fiscal 2003.

         TRANSLATION OF FOREIGN CURRENCIES

         The Company's functional currency is the Canadian dollar and transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the transaction dates. At year end, monetary assets and liabilities are re-measured at the year end exchange rates. The exchange gains and losses on translation are included in income.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         CONCENTRATION OF CREDIT RISK

         Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and amounts receivable. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with high credit quality financial institutions.


4.       OPTION INTERESTS AND DEFERRED EXPLORATION COSTS

         As at December 31, 2003, option interests in unproven mineral claims and deferred exploration costs are as follows:

                                                       ACQUISITION        EXPLORATION
                                                          COSTS          EXPENDITURES           TOTAL
                                                            $                  $                  $

         Mogote Property                                   282,042            164,768             446,810
         Chubut Properties                                 225,000                -               225,000
                                                      -------------      -------------      --------------
                                                           507,042            164,768             671,810
         Foreign value added tax                               -               12,449              12,449
                                                      -------------      -------------      --------------
                                                           507,042            177,217             684,259
                                                      =============      =============      ==============

         Exploration costs incurred during fiscal 2003, on the Mogote Property are as follows:

                                                                       $
         Assays                                                           3,087
         Access contractors                                              27,761
         Field supplies                                                   2,990
         Geological                                                      54,234
         Geology supplies                                                20,536
         Geophysics                                                      30,107
         Other                                                            3,320
         Project management                                              12,826
         Surveying                                                        1,767
         Vehicles                                                         8,140
                                                                    ------------
                                                                        164,768
                                                                    ============

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


4.       OPTION INTERESTS AND DEFERRED EXPLORATION COSTS (continued)

         On March 6, 2003, the Company and IMA Exploration Inc. ("IMA"), a publicly traded company with common management and shareholders, entered into agreements whereby the Company optioned or acquired interests in various mineral concessions located in Argentina, as follows:

         (i) to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina, the Company must issue a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, including work programs and underlying option payments, as follows:


                      SHARES TO           EXPLORATION
                      BE ISSUED          EXPENDITURES           DATE
                                              US$

                        100,000                   -             Issued
                        100,000               250,000           July 1, 2004
                        250,000               300,000           July 1, 2005
                        300,000               300,000           July 1, 2006
                        900,000               400,000           July 1, 2007
                      ---------             ---------
                      1,650,000             1,250,000
                      =========             =========

                  The 100,000 common shares issued has been recorded at a fair value of $45,000. The Company has also agreed to reimburse IMA for past payments made and expenditures which had been incurred by IMA on the Mogote Property. As at December 31, 2003, the Company has reimbursed IMA $192,952, and $4,902 remained outstanding and is included in accounts payable and accrued liabilities. The reimbursements shall be included in the calculation of the minimum expenditures required of the Company. See also Note 11(e); and

         (ii) purchased a 100% undivided interest in three mineral properties (the "Chubut Properties"), comprising 24,280 hectares, located in Chubut Province, Argentina, by issuing 500,000 common shares for a fair value of $225,000. In addition, in the event that a decision is made to place the Chubut Properties into commercial production, the Company will pay IMA a bonus of US $250,000 and a 3% net smelter returns royalty.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       SHARE CAPITAL

         Authorized:  100,000,000 common shares without par value

         Issued:                                    NUMBER
                                                  OF SHARES            AMOUNT
                                                                          $
         Balance, December 31, 2001                        1                  1
         For cash:
            - Private placement                    3,999,999             79,999
                                                -------------      -------------
         Balance, December 31, 2002                4,000,000             80,000
                                                -------------     --------------
         For cash:
            - Initial public offering              1,500,000            675,000
            - Special warrants                     2,876,832            363,900
            - Exercise of warrants                    10,000              5,000
         For agent's fees                            100,000             45,000
         For mineral properties                      600,000            270,000
         Less share issue costs                          -             (210,505)
                                                -------------     --------------
                                                   5,086,832          1,148,395
                                                -------------     --------------
         Balance, December 31, 2003                9,086,832          1,228,395
                                                =============     ==============

         (a)       During fiscal 2003, the Company completed:

                  (i) a private placement of 1,352,500 special warrants, at a price of $0.10 per special warrant, for total gross proceeds of $135,250. As at December 31, 2002, the Company had received the full subscription proceeds; and

                  (ii) a private placement of 1,524,332 special warrants, at a price of $0.15 per special warrant, for total proceeds of $228,650.

                  Each special warrant was converted, without additional compensation, into one common share of the Company on completion of the Company's initial public offering (the "Offering"). The Company incurred $3,750 costs relating to the special warrant financings.

         (b) On December 1, 2003, the Company completed the Offering of 1,500,000 units, at $0.45 per unit, for gross proceeds of $675,000. Each unit was comprised of one common share of the Company and one non-transferable share purchase warrant. Two warrants entitles the holder to purchase one additional common share, at a price of $0.50 per share, on or before September 1, 2004

                  In connection with the financing and listing of the Company's common shares on the TSXV, the Company paid the agent a total of $64,000 cash, issued 100,000 common shares, at a deemed value of $45,000, and granted a non-transferable warrant to purchase 225,000 common shares of the Company, at $0.45 per share, on or before September 1, 2004. The agent was also granted a greenshoe option (the "Greenshoe Option") by the Company entitling the agent to purchase a total of 225,000 units, at $0.45 per unit, on or before January 30, 2004. The Company also incurred legal and filing fees of $97,755. See also Note 11(b).

                  The Company applied the residual approach and allocated the total proceeds to the common shares and $nil to the attached warrants.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       SHARE CAPITAL (continued)

         (c) During fiscal 2002, the Company completed a private placement offering of 3,999,999 common shares, at $0.02 per share, for proceeds of $79,999.

         (d) The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.

                  During fiscal 2003, the Company granted stock options to its employees, directors and to consultants to acquire 900,000 common shares of the Company, being vested immediately and exercisable for five years from date of grant. The following table summarizes information about the stock options outstanding and exercisable at December 31, 2003:

                                        NUMBER OF OPTIONS
                                         OUTSTANDING AND
                     EXERCISE PRICE        EXERCISABLE         EXPIRY DATE

                         $0.60               900,000           December 12, 2008

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2003:

                                                                 2003

                       Risk-free interest rate                   3.26%
                       Estimated volatility                       30%
                       Expected life                           2.5 years

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the year to the Company's employees, directors and consultants was $0.28 per share.

                  As discussed in Note 2, effective January 1, 2003, the Company prospectively adopted, the fair value method of accounting for stock-based compensation granted to employees, directors and consultants. Under this method, the Company charged $252,000 stock-based compensation to operations.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  No stock options were granted by the Company in fiscal 2002 and 2001. Consequently no pro-forma information is provided.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       SHARE CAPITAL (continued)

         (e) As at December 31, 2003, the Company had outstanding warrants which may be exercised to purchase 965,000 shares. The warrants expire on or before September 1, 2004 and may be exercised at $0.45 per share.

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at December 31, 2003 and the changes for the year is as follows:


                  Balance, beginning of year                                -
                  Issued pursuant to the Offering                       975,000
                  Exercised                                             (10,000)
                                                                   -------------
                  Balance, end of year                                  965,000
                                                                   =============

         (f) As at December 31, 2003, 3,914,391 common shares are held in escrow and 16.67% will be released every six months following the completion of the offering, ending on November 3, 2006.

         (g)      See Note 11.


6.       RELATED PARTY TRANSACTIONS

         The Company shares office facilities with IMA. The Company is currently paying a minimum of $2,500 per month to IMA for shared rent and administration costs. During fiscal 2003, the Company was charged $35,110 (2002 - $6,000; 2001 - $nil) by IMA. As at December 31, 2003,
         $16,168 remained unpaid and was included in accounts payable and accrued liabilities.

         See also Notes 4, 11(c) and 11(e).


7.       INCOME TAXES

         As at December 31, 2003, the Company has non-capital losses of approximately $180,000 and cumulative foreign exploration expenses of approximately $684,000 carried forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2006 through 2010. The cumulative foreign exploration expenses can be carried forward indefinitely.

         Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.


8.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration activities in Argentina. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for each of fiscal 2003, 2002 and 2001.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


8.       SEGMENTED INFORMATION (continued)

         The Company's total assets as at December 31, 2003 and 2002 are segmented geographically as follows:


                                                                            2003
                                                      -----------------------------------------------
                                                        CORPORATE         ARGENTINA          TOTAL
                                                            $                  $               $
         Current assets                                  1,136,624              -          1,136,624
         Mineral property interests                            -            684,259          684,259
                                                      -------------      -----------     ------------
                                                         1,136,624          684,259        1,820,883
                                                      =============      ===========     ============


                                                                            2002
                                                      -----------------------------------------------
                                                        CORPORATE         ARGENTINA          TOTAL
                                                            $                  $               $
         Current assets                                    197,469              -            197,469
         Other                                              10,000              -             10,000
                                                      -------------      -----------     ------------
                                                           207,469              -            207,469
                                                      =============      ===========     ============


9.       SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company during 2003, 2002, and 2001 as follows:

                                                             2003           2002          2001
                                                              $              $             $
         Investing activity
            Expenditures on mineral property interests    (270,000)           -             -
                                                        ===========     ==========    ==========


         Financing activities
            Agent's fees payable                           (45,000)           -             -
            Shares issued for payment of agent's fees       45,000            -             -
            Shares issued for mineral property interests   270,000            -             -
                                                        -----------     ----------    ----------
                                                           270,000            -             -
                                                        ===========     ==========    ==========
         Other supplemental cash flow information:

                                                             2003           2002          2001
                                                              $              $             $
           Interest paid in cash                               -              -             -
                                                        ===========     ==========    ==========
           Income taxes paid in cash                           -              -             -
                                                        ===========     ==========    ==========


                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         (a) The financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's financial statements are summarized in the tables below.

                                                            INCEPTION TO
                                                                 2003           2003           2002           2001
                                                                  $              $              $              $
                  STATEMENTS OF LOSS
                  Net loss under Canadian GAAP                (433,214)      (405,756)       (26,258)          (116)
                  Option interests and exploration
                    costs for the period (i)                  (684,259)      (684,259)           -              -
                                                           ------------   ------------   ------------   ------------
                  Net loss under US GAAP                    (1,117,473)    (1,090,015)       (26,258)          (116)
                                                           ============   ============   ============   ============
                  Loss per share under US GAAP                                 $(0.22)        $(1.25)      $(116.00)
                                                                          ============   ============   ============

                                                                                               2003           2002
                                                                                                $              $
                  BALANCE SHEETS
                  Shareholders' equity
                  Balance per Canadian GAAP                                                 1,705,531        184,042
                  Option interests and deferred exploration costs expensed (i)               (684,259)           -
                                                                                          ------------   ------------
                  Balance per US GAAP                                                       1,021,272        184,042
                                                                                          ============   ============

                  Total assets
                  Balance per Canadian GAAP                                                 1,820,883            -
                  Option interests expensed under US GAAP                                    (570,042)           -
                  Exploration costs expensed under US GAAP                                   (177,217)           -
                                                                                          ------------   ------------
                  Balance per US GAAP                                                       1,073,624            -
                                                                                          ============   ============

                                                            INCEPTION TO
                                                                 2003           2003           2002           2001
                                                                  $              $              $              $
                  STATEMENTS OF CASH FLOWS
                  Operating activities
                  Cash used per Canadian GAAP                  (84,641)       (80,610)        (4,031)           -
                  Option interests and deferred
                    exploration costs (i)                     (414,259)      (414,259)           -              -
                                                           ------------   ------------   ------------   ------------
                  Cash used per US GAAP                       (498,900)      (494,869)        (4,031)           -
                                                           ============   ============   ============   ============


                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                                                      INCEPTION TO
                                                          2003           2003           2002           2001
                                                           $              $              $              $
                  Investing activities

                  Cash used per Canadian GAAP          (414,259)      (414,259)           -              -
                  Option interests and deferred
                     exploration costs (i)              414,259        414,259            -              -
                                                    ------------   ------------   ------------   ------------
                  Cash provided (used) per US GAAP          -              -              -              -
                                                    ============   ============   ============   ============


                  (i)      Option interests and deferred exploration costs

                           Option interests and deferred exploration costs are accounted for in accordance with Canadian GAAP as disclosed in Note 3. The Company has determined for US GAAP purposes to expense the option payments and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

                  (ii)     Income Tax

                           Under Canadian GAAP, future income tax assets are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the years ended December 31, 2003,2002, and 2001.


                  (ii)     Other Comprehensive Income

                           US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in shareholders' equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders' equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP. The Company does not have any other comprehensive income component in 2003, 2002, and 2001.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         (b)      New Technical Pronouncements

                  In January 2003, the FASB released FASB Interpretation No. 46 ("FIN 46"), "CONSOLIDATION OF VARIABLE INTEREST ENTITIES". FIN 46 requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as of December 31, 2003. The adoption of FIN 46R in 2004 will not have an impact on the Company's financial position or results of operations.

                  In April 2003, the FASB issued SFAS 149, "AMENDMENT OF STATEMENT NO. 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES." SFAS 149 amends certain portions of SFAS 133 and is effective for all contracts entered into or modified after June 30, 2003 on a prospective basis. The adoption of SFAS 149 is not expected to have an effect on the results of operations or financial position of the Company since the Company currently has no derivatives or hedging contracts.

                  In June 2003, the FASB issued SFAS 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have an effect on the Company's financial position.

                  In December 2003, the FASB Issued SFAS No. 132(R), a revision to SFAS No. 132, "EMPLOYER'S DISCLOSURE ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS". SFAS No. 132(R) requires additional disclosure about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132(R) is effective for the financials statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for the fiscal years ending after June 15, 2004. The adoption of SFAS No. 132(R) does not have an impact on the Company's financial position or results of operations.

                  In December 2003, the American Institute of Certified Public Accountants ("AICPA") and the Securities and Exchange Commission ("SEC") expressed the opinion that rate-lock commitments represent written put options, and therefore be valued as a liability. The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004. Additionally,

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  the SEC recently issued Staff Accounting  Bulletin ("SAB") No.
                  105. SAB No. 105 clarifies the SEC's position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate. The Company has not yet determined the impact on the financial statements of SAB No. 105, which must be implemented for loan commitments entered into on or after April 1, 2004. The Company is currently analyzing the impact of the SEC's position and will, if required, account for its loan origination commitments as prescribed.


11.      SUBSEQUENT EVENTS

         a) In January 2004, the Company completed a private placement financing of 1,257,000 units at $0.55 per unit, for gross proceeds of $691,350. Each unit is comprised of one common share and one non- transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.67 per share on or before January 20, 2005.

                  As at December 31, 2003, the Company had received $658,350 on account of the private placement financing.

         b) In January 2004, the Greenshoe Option was exercised and the Company issued 225,000 units, at $0.45 per unit, for $101,250. Each unit was comprised of one common share and one non-transferable share purchase warrant. Two warrants entitle the agent to purchase one additional common share, at a price of $0.45 per share, on or before September 1, 2004.

         c) Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President is currently paid $3,060 per month. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include an undetermined bonus plus eighteen months of compensation.

         d) In March 2004, the Company completed a private placement financing of 2,750,000 units at $0.80 per unit, for gross proceeds of $2,200,000. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a period of two years, at a price of $1.00 per share in year one and at $1.20 per share in year two.

                  In connection with the private placement the Company paid cash commissions and finder's fees totalling $96,560, issued 55,300 units on the same terms and basis as the private placement, and issued 168,000 warrants. Each warrant entitles the holder to purchase one common share of the Company for a period of two years at $0.90 per share.

                           AMERA RESOURCES CORPORATION
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                         (EXPRESSED IN CANADIAN DOLLARS)

11.      SUBSEQUENT EVENTS (continued)

         e) On April 8, 2004, the Company and IMA entered into a further agreement on the Mogote Property. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares (issued) and conducting an additional US $3 million of exploration expenditures, as follows:

                           EXPLORATION
                           EXPENDITURES              DATE
                                US$

                            1,000,000                May 20, 2005
                            1,000,000                May 20, 2006
                            1,000,000                May 20, 2007
                            ---------
                            3,000,000
                            =========

         f) In April 2004, the Company granted stock options to its employees, directors and consultants to purchase 454,500 common shares at $0.90 per share, exercisable for a period of five years.

================================================================================



                           AMERA RESOURCES CORPORATION

                          INTERIM FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                           SEPTEMBER 30, 2004 AND 2003

                      (UNAUDITED - PREPARED BY MANAGEMENT)


================================================================================

MANAGEMENT'S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS



The accompanying unaudited interim financial statements of Amera Resources Corporation for the nine months ended September 30, 2004, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                           AMERA RESOURCES CORPORATION
                             INTERIM BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                                                    SEPTEMBER 30,      DECEMBER 31,
                                                                                         2004              2003
                                                                                          $                 $
                                                                                                        (AUDITED)
                                   A S S E T S
CURRENT ASSETS

Cash and cash equivalents                                                               2,123,000         1,117,845
Amounts receivable and prepaids                                                            50,570            18,779
                                                                                    --------------    --------------
                                                                                        2,173,570         1,136,624
OPTIONS TO ACQUIRE INTERESTS
    IN UNPROVEN MINERAL CLAIMS (Note 3)                                                   876,292           507,042

DEFERRED EXPLORATION COSTS (Note 3)                                                       766,367           177,217
                                                                                    --------------    --------------
                                                                                        3,816,229         1,820,883
                                                                                    ==============    ==============
                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                                                   22,836           115,352
                                                                                    --------------    --------------

                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 4)                                                                  4,527,877         1,228,395

SHARE SUBSCRIPTIONS RECEIVED                                                                  -             658,350

CONTRIBUTED SURPLUS                                                                       383,805           252,000

DEFICIT                                                                                (1,118,289)         (433,214)
                                                                                    --------------    --------------
                                                                                        3,793,393         1,705,531
                                                                                    --------------    --------------
                                                                                        3,816,229         1,820,883
                                                                                    ==============    ==============

APPROVED BY THE DIRECTORS


/s/ NIKOLAOS CACOS                       , Director
----------------------------------------

/s/ JERRY MINNI                          , Director
----------------------------------------


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           AMERA RESOURCES CORPORATION
                     INTERIM STATEMENTS OF LOSS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                           THREE MONTHS ENDED                NINE MONTHS ENDED
                                                             SEPTEMBER 30,                     SEPTEMBER 30,
                                                    ------------------------------    ------------------------------
                                                          2004            2003             2004             2003
                                                           $                $                $               $
REVENUE

Interest income                                             2,776             991            6,762            2,420
                                                    --------------   -------------    -------------   --------------
EXPENSES

Accounting                                                    444           4,499           12,307            4,740
Administration                                             18,216             -             50,247              -
Advertising                                                 4,500             -             24,872              -
Corporate development                                      19,963             -             74,216              -
Foreign exchange                                           11,529             -             10,438              -
General exploration                                        32,405             -             61,857              -
Investor relations                                         14,175             -             44,175              -
Legal                                                      26,687           1,552           36,437            5,302
Management fees                                            18,375             -             54,026              -
Office and sundry                                           2,151           3,532           28,577            7,871
Professional fees                                          22,627             486           73,307           29,022
Regulatory fees                                             1,787             -             11,073              -
Rent                                                       10,811           4,500           29,120           13,500
Shareholder costs                                           1,095             -              7,982              -
Stock-based compensation                                      -               -            131,805              -
Transfer agent fees                                         1,063             -             12,823              -
Travel                                                      2,793             451           27,389              451
Website                                                       -               -              1,186              -
                                                    --------------   -------------    -------------   --------------
                                                          188,621          15,020          691,837           60,886
                                                    --------------   -------------    -------------   --------------
NET LOSS FOR THE PERIOD                                  (185,845)        (14,029)        (685,075)         (58,466)

DEFICIT - BEGINNING OF PERIOD                            (932,444)        (71,895)        (433,214)         (27,458)
                                                    --------------   -------------    -------------   --------------
DEFICIT - END OF PERIOD                                (1,118,289)        (85,924)      (1,118,289)         (85,924)
                                                    ==============   =============    =============   ==============

BASIC AND DILUTED LOSS PER SHARE                           $(0.01)         $(0.00)          $(0.05)          $(0.02)
                                                    ==============   =============    =============   ==============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                          13,962,882       4,000,000       12,506,781        3,016,242
                                                    ==============   =============    =============   ==============


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           AMERA RESOURCES CORPORATION
                        INTERIM STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                           THREE MONTHS ENDED                NINE MONTHS ENDED
                                                             SEPTEMBER 30,                     SEPTEMBER 30,
                                                    ------------------------------    ------------------------------
                                                          2004            2003             2004             2003
                                                           $                $                $               $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                  (185,845)        (14,029)        (685,075)         (58,466)
Adjustment for item not involving cash
    Stock-based compensation                                  -               -            131,805              -
                                                    --------------   -------------    -------------   --------------
                                                         (185,845)        (14,029)        (553,270)         (58,466)
Increase in amounts receivable and prepaids               (17,746)         (6,289)         (31,791)          (8,583)
Increase (decrease) in accounts payable and
    accrued liabilities                                    (7,844)         46,930          (92,516)          52,684
                                                    --------------   -------------    -------------   --------------
                                                         (211,435)         26,612         (677,577)         (14,365)
                                                    --------------   -------------    -------------   --------------
FINANCING ACTIVITIES

Issuance of common shares                                     -               -          2,469,800              -
Issuance of special warrants                                  -               -                  -          228,650
Share issuance costs                                          -           (58,922)        (157,918)         (81,422)
                                                    --------------   -------------    -------------   --------------
                                                              -           (58,922)       2,311,882          147,228
                                                    --------------   -------------    -------------   --------------
INVESTING ACTIVITY

Expenditures on mineral resource interests                (67,799)         (5,598)        (629,150)         (25,121)
                                                    --------------   -------------    -------------   --------------
INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                                 (279,234)        (37,908)       1,005,155          107,742

CASH AND CASH EQUIVALENTS
    - BEGINNING OF PERIOD                               2,402,234         343,119        1,117,845          197,469
                                                    --------------   -------------    -------------   --------------
CASH AND CASH EQUIVALENTS
    - END OF PERIOD                                     2,123,000         305,211        2,123,000          305,211
                                                    ==============   =============    =============   ==============
CASH AND CASH EQUIVALENTS
    COMPRISED OF:
    Cash                                                1,123,000         305,211        1,123,000          305,211
    Term deposit                                        1,000,000             -          1,000,000              -
                                                    --------------   -------------    -------------   --------------
                                                        2,123,000         305,211        2,123,000          305,211
                                                    ==============   =============    =============   ==============


SUPPLEMENTARY CASH FLOW INFORMATION - See Note 7.


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           AMERA RESOURCES CORPORATION
                 INTERIM STATEMENT OF MINERAL RESOURCE INTERESTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)

                                                ARGENTINA                  PERU
                                       ----------------------------    ------------
                                          MOGOTE          CHUBUT        ESPERANZA
                                         PROPERTY       PROPERTIES       PROPERTY         OTHER           TOTAL
                                            $               $               $               $               $
BALANCE - BEGINNING
    OF PERIOD                               446,810         225,000             -               -           684,259
                                       ------------    ------------    ------------    ------------   -------------
EXPENDITURES DURING
    THE PERIOD

    Access contractors                       39,358             -               -               -            39,358
    Assays                                   33,973             -               -             6,699          40,672
    Drilling                                232,072             -               -               -           232,072
    Environment                               1,175             -               -               -             1,175
    Field supplies                            8,709             -               -               -             8,709
    Foreign value added tax                  72,285             -               -               -            72,285
    Geological                               58,239             -               -            42,500         100,739
    Geology supplies                         33,374             -               -               -            33,374
    Other                                    12,115             -               -               -            12,115
    Project management                       11,419             -               -               -            11,419
    Travel                                    4,499             -               -               -             4,499
    Vehicles                                 32,733             -               -               -            32,733
                                       ------------    ------------    ------------    ------------   -------------
                                            539,951             -               -            49,199         589,150
                                       ------------    ------------    ------------    ------------   -------------
ACQUISITION COSTS
    DURING THE PERIOD                       319,000             -            50,250             -           369,250
                                       ------------    ------------    ------------    ------------   -------------
BALANCE - END OF PERIOD                   1,318,210         225,000          50,250          49,199       1,642,659
                                       ============    ============    ============    ============   =============



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS

         The Company is primarily engaged in the acquisition and exploration of mineral resource interests in Argentina, Peru and United States. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these interests contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral resource interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral interests and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the interests, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties. The Company considers that it has adequate resources to maintain its core activities and planned exploration programs for the next twelve months.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. These interim financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

         The significant measurement difference between Canadian GAAP and those that would be applied under United States generally accepted account principles ("US GAAP") are disclosed in Note 8.

         Certain comparative figures have been reclassified to conform with the presentation used in the nine months ended September 30, 2004.

                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



3.       OPTION INTERESTS AND DEFERRED EXPLORATION COSTS


                                     SEPTEMBER 30, 2004                       DECEMBER 31, 2003
                           --------------------------------------  ---------------------------------------
                             ACQUISITION  EXPLORATION                ACQUISITION  EXPLORATION
                                COSTS     EXPENDITURES    TOTAL         COSTS     EXPENDITURES     TOTAL
                                  $            $            $             $            $             $
Argentina
    Mogote Property             601,042      632,434    1,233,476       282,042      164,768       446,810
    Chubut Properties           225,000          -        225,000       225,000          -         225,000
Peru
    Esperanza Property           50,250          -         50,250           -            -             -
USA
    Other                           -         49,199       49,199           -            -             -
                           ------------ ------------ ------------  ------------ ------------  ------------
                                876,292      681,633    1,557,925       507,042      164,768       671,810
Foreign value added tax             -         84,734       84,734           -         12,449        12,449
                           ------------ ------------ ------------  ------------ ------------  ------------
                                876,292      766,367    1,642,659       507,042      177,217       684,259
                           ============ ============ ============  ============ ============  ============


         a) The Company and IMA Exploration Inc. ("IMA"), a publicly traded company with common management and directors, have entered into agreements whereby the Company optioned or acquired interests in various mineral concessions located in Argentina, as follows:

                  i) to earn a 51% interest in eight mineral concessions, comprising 8,009 hectares (the "Mogote Property"), located in San Juan Province, Argentina, the Company must issue a total of 1,650,000 common shares and conduct a minimum of US $1.25 million of exploration expenditures, including work programs and underlying option payments, as follows:


                           SHARES TO       EXPLORATION
                           BE ISSUED       EXPENDITURES           DATE
                                                US$
                             100,000              -        Issued
                             100,000          250,000      July 1, 2004 (Issued)
                             250,000          300,000      July 1, 2005
                             300,000          300,000      July 1, 2006
                             900,000          400,000      July 1, 2007
                           ---------        ---------
                           1,650,000        1,250,000
                           =========        =========

                         On April 8, 2004, the Company and IMA entered into a further agreement on the Mogote Property. The Company can earn an additional 24% interest, for a total 75% interest, after earning the initial 51% interest, by issuing 300,000 common shares (issued) and conducting an additional US $3 million of exploration expenditures, as follows:

                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



3.       OPTION INTERESTS AND DEFERRED EXPLORATION COSTS (continued)


                       US $                  DATE
                    1,000,000                May 30, 2005
                    1,000,000                May 30, 2006
                    1,000,000                May 30, 2007
                    ---------
                    3,000,000
                    =========

                         The underlying option payments are US $80,000 on December 6, 2004 and US $110,000 on June 6, 2005.

                  ii) purchased a 100% undivided interest in three mineral properties (the "Chubut Properties"), comprising 24,280 hectares, located in Chubut Province, Argentina, by issuing 500,000 common shares for a fair value of $225,000. In addition, in the event that a decision is made to place the Chubut Properties into commercial production, the Company will pay a bonus of US $250,000 and a 3% net smelter returns royalty.

                  On July 7, 2004, IMA completed its plan of arrangement in which certain of IMA's assets, including the agreements on the Mogote Property and Chubut Properties, were transferred into a separate public company, Golden Arrow Resources Corporation.

         b) The Company entered into an option agreement with Arcturus Ventures Inc. ("Arcturus") whereby it may earn up to an 80% undivided interest in the Esperanza Property comprising 3,000 hectares located in northern Arequipa Province, Peru. The Company may earn an initial 55% interest in the Esperanza
                  Property by paying $40,000 to Arcturus (paid), incurring $750,000 in work expenditures over three years and issuing 250,000 common shares (25,000 shares issued). The Company can earn an additional 25% interest by preparing a bankable feasibility study on the Esperanza Property within three years and issuing a further 260,000 shares.

         c) As part of the Company's ongoing generative exploration program, funds have been expended to support a reconnaissance program of evaluating epithermal gold targets in prospective mineral belts in southern Nevada, USA.

                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       SHARE CAPITAL

         Authorized:  unlimited common shares without par value
         Issued:

                                                  SEPTEMBER 30, 2004                DECEMBER 31, 2003
                                          ------------------------------   -------------------------------
                                                SHARES          AMOUNT           SHARES           AMOUNT
                                                                  $                                 $
          Balance, beginning of period        9,086,832       1,228,395        4,000,000           80,000
                                          --------------  --------------   --------------   --------------
          Issued during the period
          For cash
              - initial public offering             -               -          1,500,000          675,000
              - private placements            4,007,000       2,891,350              -                -
              - special warrants                    -               -          2,876,832          363,900
              - exercise of warrants            288,750         143,650           10,000            5,000
              - greenshoe option                225,000         101,250              -                -
         For agent's fees                        55,300          44,240          100,000           45,000
         For mineral properties                 425,000         329,250          600,000          270,000
                                          --------------  --------------   --------------   --------------
                                              5,001,050       3,509,740        5,086,832        1,358,900
         Less:  share issue costs                   -          (210,258)             -           (210,505)
                                          --------------  --------------   --------------   --------------
                                              5,001,050       3,299,482        5,086,832        1,148,395
                                          --------------  --------------   --------------   --------------
         Balance, end of period              14,087,882       4,527,877        9,086,832        1,228,395
                                          ==============  ==============   ==============   ==============

         (a) During the nine months ended September 30, 2004, the Company completed:

                  i) a private placement financing of 1,257,000 units at $0.55 per unit, for gross proceeds of $691,350. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.67 per share on or before January 20, 2005. As at December 31, 2003, $658,350 had
                         been received by the Company on account of the private placement and had been recorded as share subscriptions received;

                  ii) a private placement financing of 2,750,000 units at $0.80 per unit, for gross proceeds of $2,200,000. Each unit comprised one common share and one non-transferable share purchase warrant. On the non-brokered portion, each warrant entitles the holder to purchase one additional common share for a period of two years, at a price of $1.00 per share on or before March 24, 2005 and at $1.20 per share on or before March 24, 2006. On the brokered portion, each warrant entitles the holder to purchase one additional common share for a period of two years, at a price of $1.00 per share on or before March 31, 2005 and at $1.20 per share on or before March 31, 2006;

                         In connection with the private placement the Company paid cash commissions and finder's fees totalling
                         $96,560, issued 55,300 units on the same terms and basis as the private placement, and issued 168,000 warrants. Each warrant entitles the holder to purchase one common share of the Company at $0.90 per share on or before March 31, 2006; and

                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       SHARE CAPITAL (continued)

                  iii) issued 225,000 units on the exercise of a greenshoe option, which has been granted under the Company's initial public offering, at $0.45 per unit less commission of $8,100, for net proceeds of $93,150. Each unit comprised one common share and one non-transferable share purchase warrant. Two warrants entitle the agent to purchase one additional common share, at a price of $0.50 per share, on or before September 1, 2004. During the nine months ended
                         September 30, 2004, the warrants expired without exercise.

         (b) During the nine months ended September 30, 2004, the Company granted stock options to acquire 454,500 common shares of the Company and recorded compensation expense of $131,805.

                  The following table summarizes information about the stock options outstanding and exercisable at September 30, 2004:

                                        NUMBER OF OPTIONS
                                         OUTSTANDING AND
                    EXERCISE PRICE        EXERCISABLE          EXPIRY DATE

                       $0.60                 900,000           December 12, 2008
                       $0.90                 454,500           April 2, 2009
                                           ---------
                                           1,354,500
                                           =========

                  The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during 2004:

                      Risk-free interest rate               2.13%
                      Estimated volatility                   36%
                      Expected life                       2.5 years

                  The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period was $0.29 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (c) As at September 30, 2004, the Company had outstanding warrants issued pursuant to private placements, which may be exercised to purchase 4,230,300 common shares. The warrants expire at various times until March 31, 2006 and may be exercised at prices ranging from $0.67 per share to $1.20 per share.

                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       SHARE CAPITAL (continued)

                  Details of warrants outstanding at September 30, 2004 are as follows:

                                                                        NUMBER
                                                                     OF WARRANTS

                  Balance, beginning of period                          965,000
                  Issued                                              4,342,800
                  Exercised                                            (288,750)
                  Expired                                              (788,750)
                                                                   -------------
                  Balance, end of period                              4,230,300
                                                                   =============

                  The following table summarizes information about the warrants outstanding and exercisable at September 30, 2004.

                         NUMBER        EXERCISE PRICE      EXPIRY DATE
                                             $

                        1,257,000           0.67           January 20, 2005
                        1,500,000       1.00 / 1.20        March 24, 2005 / 2006
                           18,000           0.90           March 24, 2006
                        1,305,300       1.00 / 1.20        March 31, 2005 / 2006
                          150,000           0.90           March 31, 2006
                     ------------
                        4,230,300
                     ============

         (d) As at September 30, 2004, 3,261,997 common shares are held in escrow and are released every six months, ending on November 3, 2006.


5.       RELATED PARTY TRANSACTIONS

         The Company shares office facilities with IMA. During the nine months ended September 30, 2004, the Company was charged $79,367 by IMA for shared rent and administration costs. The Company also paid for consulting services for investor information and awareness as follows:
         $14,400 to a former director of IMA and $24,400 to a consultant, who also is a consultant to IMA. During the nine months ended September 30, 2004, the Company paid $81,000 for professional fees (including a $25,000 relocation allowance), billed by a director and by an officer of the Company. Of this amount $28,000 has been reimbursed by IMA as an allocation of the professional services.

         Effective January 2, 2004, the Company entered into an agreement with the President of the Company for his services. Under the contract the President is currently paid $6,125 per month. During the nine months ended September 30, 2004, the Company paid $54,026 to the President. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include an undetermined bonus plus eighteen months of compensation.

         See also Note 3.

                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       SEGMENTED INFORMATION

         The Company is primarily involved in mineral exploration activities in Argentina, Peru and USA. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the nine months ended September 30, 2004.

         The Company's total assets as at September 30, 2004, are segmented geographically as follows:

                                                         MINERAL         MINERAL         MINERAL
                                         CORPORATE     EXPLORATION     EXPLORATION     EXPLORATION
                                           CANADA       ARGENTINA         PERU             USA             TOTAL
                                              $             $               $               $                $
         Current assets                    2,166,971          6,599             -               -         2,173,570
         Mineral resource interests              -        1,543,210          50,250          49,199       1,642,659
                                       -------------   ------------    ------------    ------------    ------------
                                           2,166,971      1,549,809          50,250          49,199       3,816,229
                                       =============   ============    ============    ============    ============


7.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash investing and financing activities were conducted by the Company during the nine months ended September 30, 2004 and 2003 as follows:

                                                              2004              2003
                                                                $                 $
         Investing activity
            Expenditures on mineral resource interests      (329,250)              -
                                                          ===========       ===========


         Financing activities
            Agent's fees payable                             (44,240)              -
            Shares issued for payment of agent's fees         44,240               -
            Shares issued for mineral resource interests     329,250               -
                                                          -----------       -----------
                                                             329,250               -
                                                          ===========       ===========

         Other supplementary cash flow information:

                                                              2004              2003
                                                                $                 $
            Interest paid in cash                                -                 -
                                                          ===========       ===========
            Income taxes paid in cash                            -                 -
                                                          ===========       ===========

                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         (a) The interim financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's financial statements are summarized in the tables below.

                  STATEMENTS OF LOSS
                                                                                             NINE MONTHS ENDED
                                                                                       -----------------------------
                                                                       INCEPTION TO
                                                                       SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                                            2004            2004            2003
                                                                              $               $               $
                  Net loss under Canadian GAAP                           (1,118,289)       (685,075)        (58,466)
                  Option interests and exploration costs (i)             (1,642,659)       (958,400)        (25,121)
                                                                       -------------   -------------   -------------
                  Net loss under US GAAP                                 (2,760,948)     (1,643,475)        (83,587)
                                                                       =============   =============   =============
                  Loss per share under US GAAP                                               $(0.13)         $(0.03)
                                                                                       =============   =============

                  BALANCE SHEETS
                                                                                       SEPTEMBER 30,   DECEMBER 31,
                                                                                            2004            2003
                                                                                              $               $
                  SHAREHOLDERS' EQUITY

                  Balance per Canadian GAAP                                               3,793,393       1,705,531
                  Option interests and deferred exploration
                      costs expensed (i)                                                 (1,642,659)       (684,259)
                                                                                       -------------   -------------
                  Balance per US GAAP                                                     2,150,734       1,021,272
                                                                                       =============   =============

                  TOTAL ASSETS

                  Balance per Canadian GAAP                                               3,816,229       1,820,883
                  Option interests expensed under US GAAP                                  (876,292)       (570,042)
                  Exploration costs expensed under US GAAP                                 (766,367)       (177,217)
                                                                                       -------------   -------------
                  Balance per US GAAP                                                     2,173,570       1,073,624
                                                                                       =============   =============

                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  STATEMENTS OF CASH FLOWS
                                                                                              NINE MONTHS ENDED
                                                                                        -----------------------------
                                                                         INCEPTION TO
                                                                         SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                                             2004            2004            2003
                                                                               $               $               $
                  OPERATING ACTIVITIES

                  Cash used per Canadian GAAP                              (762,210)       (677,577)        (14,365)
                  Option interests and deferred exploration costs (i)    (1,043,409)       (629,150)        (25,121)
                                                                       -------------   -------------   -------------
                  Cash used per US GAAP                                  (1,805,619)     (1,306,727)        (39,486)
                                                                       =============   =============   =============


                  INVESTING ACTIVITIES

                  Cash used per Canadian GAAP                            (1,043,409)       (629,150)        (25,121)
                  Option interests and deferred exploration costs (i)     1,043,409         629,150          25,121
                                                                       -------------   -------------   -------------
                  Cash provided (used)  per US GAAP                             -               -               -
                                                                       =============   =============   =============

                  (i)    Option interests and deferred exploration costs

                         Option interests and deferred exploration costs are accounted for in accordance with Canadian GAAP. The Company has determined for US GAAP purposes to expense the option payments and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

                  (ii)   Income Tax

                         Under Canadian GAAP, future income tax assets are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of deferred income taxes. This difference in GAAP did not have any effect on the financial position or results of operations of the Company for the nine months ended September 30, 2004 and 2003.

                  (ii)   Other Comprehensive Income

                         US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements and that the aggregate amount of comprehensive income excluding the deficit be disclosed separately in shareholders' equity. Comprehensive income, which incorporates the net loss, includes all changes in shareholders' equity during

                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                         a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP. The Company does not have any other comprehensive income component for the nine months ended September 30, 2004 and 2003.

         (b)      New Technical Pronouncements

                  In January 2003, the FASB released FASB Interpretation No. 46 ("FIN 46"), "CONSOLIDATION OF VARIABLE INTEREST ENTITIES". FIN 46 requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as of September 30, 2004. The adoption of FIN 46R in 2004 will not have an impact on the Company's financial position or results of operations.

                  In April 2003, the FASB issued SFAS 149, "AMENDMENT OF STATEMENT NO. 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES." SFAS 149 amends certain portions of SFAS 133 and is effective for all contracts entered into or modified after June 30, 2003 on a prospective basis. The adoption of SFAS 149 does not have an impact on the results of operations or financial position of the Company since the Company currently has no derivatives or hedging contracts.

                  In June 2003, the FASB issued SFAS 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 does not have an impact on the Company's financial position.

                  In December 2003, the FASB Issued SFAS No. 132(R), a revision to SFAS No. 132, "EMPLOYER'S DISCLOSURE ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS". SFAS No. 132(R) requires additional disclosure about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132(R) is effective for the financials statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for the fiscal years ending after June 15, 2004. The adoption of SFAS No. 132(R) does not have an impact on the Company's financial position or results of operations.

                           AMERA RESOURCES CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                  In December 2003, the American Institute of Certified Public Accountants ("AICPA") and the Securities and Exchange Commission ("SEC") expressed the opinion that rate-lock commitments represent written put options, and therefore be valued as a liability. The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004.
                  Additionally, the SEC recently issued Staff Accounting Bulletin ("SAB") No. 105. SAB No. 105 clarifies the SEC's position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate. The Company has not entered into any loan commitments and does not have any rate-lock commitments as of September 30, 2004. The SEC's position on loan origination commitments will not have an impact on the Company's financial position or results of operations.